UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10
GENERAL FORM FOR REGISTRATION OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934
NEW GREEKTOWN HOLDCO LLC
(Exact name of registrant as specified in its charter)

Delaware	27-1146280
(State or other jurisdiction of	(I.R.S. employer
incorporation or organization)	identification no.)
555 East Lafayette
Detroit, Michigan 48226
(Address of principal executive offices and zip
code)
(313) 223-2999
(Registrant’s telephone number, including area
code)
with copies to:

Philip J. Niehoff John R. Sagan Mayer Brown LLP 71 South Wacker Drive Chicago, Illinois 60606 (312) 782-0600	Barbara A. Kaye Honigman Miller Schwartz and Cohn LLP 130 South First Street, 4th Floor Ann Arbor, Michigan 48104 (734) 418-4201
Securities to be registered pursuant to Section 12(b) of the Act:
None
Securities to be registered pursuant to Section 12(g) of the Act:
Class A Limited Liability Company Membership Units
(Title of class)
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Disclosure Regarding Forward-Looking Statements
     This registration statement on Form 10 contains statements that we believe are, or may be considered to be, “forward-looking statements.” All statements other than statements of historical fact included in this registration statement regarding the prospects of our industry or our prospects, plans, financial position or business strategy may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking words such as “may,” “will,” “expect,” “intend,” “estimate,” “foresee,” “project,” “anticipate,” “believe,” “plans,” “forecasts,” “continue” or “could” or the negative of these terms or variations of them or similar terms. Furthermore, forward-looking statements may be included in various filings that we make with the Securities and Exchange Commission (the “SEC”) or press releases or oral statements made by or with the approval of one of our authorized executive officers. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot assure you that these expectations will prove to be correct. These forward-looking statements are subject to certain known and unknown risks and uncertainties, as well as assumptions that could cause actual results to differ materially from those reflected in these forward-looking statements. Factors that might cause actual results to differ include, but are not limited to, those discussed in the section entitled “Risk Factors” beginning on page 12 of this registration statement. Readers are cautioned not to place undue reliance on any forward-looking statements contained in this registration statement, which reflect management’s opinions only as of the date hereof. Except as required by law, we undertake no obligation to revise or publicly release the results of any revision to any forward-looking statements. You are advised, however, to consult any additional disclosures we make in our reports to the SEC. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained in this registration statement.
ITEM 1. BUSINESS
Background
     New Greektown Holdco LLC (the “Company,” and together with its subsidiaries, “we,” “our,” “us” or “Greektown”) was organized as a limited liability company under the laws of the State of Delaware on October 13, 2009. Our corporate headquarters is located at 555 East Lafayette, Detroit, Michigan 48226. The Company was formed to hold the outstanding membership interests of Greektown Holdings, L.L.C. (“Greektown Holdings”) as of the Effective Date (as defined below in “Bankruptcy Considerations”). The Company has no assets or liabilities. On the Effective Date, the Company will be a holding company that has no assets other than all of the issued and outstanding membership interests of Greektown Holdings. Greektown Holdings currently has no assets other than all of the issued and outstanding membership interests of Greektown Casino, L.L.C. (“Greektown LLC”). Through Greektown LLC, we will own and operate a casino and hotel located in downtown Detroit known as “Greektown Casino-Hotel” (“Greektown Casino”). Greektown LLC also holds all the ownership interests in Contract Builders Corporation (“Contract Builders”) and Realty Equity Company, Inc. (“Realty Equity”), each of which own real estate near Greektown Casino. Unless otherwise indicated or the context otherwise requires, the following discussion describes the business and operations of the Company after the Effective Date.
Bankruptcy Considerations
     The following discussion provides general background information regarding the Chapter 11 cases involving Greektown Holdings, and is not intended to be an exhaustive summary.
     On May 29, 2008 (the “Petition Date”), Greektown Holdings, its direct and indirect subsidiaries and certain affiliates (collectively, the “Debtors”) filed voluntary petitions to reorganize their businesses under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Eastern District of Michigan (the “Bankruptcy Court”). These cases were consolidated under the caption, “In re Greektown Holdings, LLC, Case No. 08-53104.” On August 26, 2009, the Debtors filed the Second Amended Joint Plans of Reorganization (the “Plan of Reorganization”) and the Second Amended Disclosure Statement for Joint Plans of

Reorganization (the “Disclosure Statement”). On September 4, 2009, the Bankruptcy Court approved the Disclosure Statement.
     Commencing on September 4, 2009, the Disclosure Statement, ballots for voting to accept or reject the proposed Plan of Reorganization and other solicitation documents were distributed to all classes of creditors eligible to vote on the proposed Plan of Reorganization. The deadline for submitting ballots for voting to accept or reject the proposed Plan of Reorganization was October 8, 2009. On October 12, 2009, the Debtors’ claims and voting agent filed its certification of voting results with the Bankruptcy Court reporting that the requisite majority of the Debtors’ pre-petition secured lenders approved the Plan of Reorganization. Pursuant to the “cram-down” provisions of the Bankruptcy Code, the Plan of Reorganization may be confirmed by the Bankruptcy Court without the affirmative vote of any other class of creditors. It is expected that the Bankruptcy Court will confirm the Plan of Reorganization in early November 2009. It is also expected that the Plan of Reorganization will become effective and the Debtors will emerge from bankruptcy protection on or about December 31, 2009 (the “Effective Date”).
     The Plan of Reorganization generally provides for the full payment or reinstatement of allowed administrative claims, priority claims and post-petition secured claims, and the distribution of Class A Units in the Company (“Class A Units”) to the Debtors’ pre-petition secured lenders. As a result, the pre-petition secured lenders will own all of the outstanding equity interests of Greektown Holdings. In addition, under the Plan of Reorganization, the Debtors’ existing members’ capital (deficit) will be extinguished and no distributions will be made to existing members.
     On the Effective Date, we expect that Greektown Holdings will secure access to up to $290 million in exit financing (the “Exit Facility”), which will consist of a $275 million four-year term loan (the “Term Loan”) and a $15 million revolving loan (the “Revolving Loan”). On the Effective Date, we expect that we will borrow the $275 million under the Term Loan, which we will use to repay all outstanding borrowings under our debtor-in-possession credit facility (the “DIP Facility”) and to make other payments required upon exit from bankruptcy. The Revolving Loan will be used to provide ongoing liquidity to conduct post-reorganization operations. For further detail regarding the Exit Facility, see Item 2 — “Financial Information-Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”
Business Overview
     Greektown Casino opened in November 2000 in downtown Detroit. Access to Greektown Casino is facilitated by a nearby off-ramp from Interstate 375 and six interstate highways passing through downtown Detroit. We are one of only three commercial casinos licensed to operate in Michigan and offer a full range of gaming, dining and entertainment alternatives. The three commercial casinos in Michigan consist of Greektown Casino, MGM Grand Detroit (“MGM Detroit”) and MotorCity Casino (“MotorCity,” and together with Greektown Casino and MGM Detroit, the “Detroit Commercial Casinos”). An additional competitor, Caesars Windsor, is located across the Detroit River in Canada. Collectively, the three Detroit Commercial Casinos and Caesars Windsor make up the Detroit metropolitan area gaming market (the “Metro Detroit Gaming Market”).
     As of September 30, 2009, we accounted for 26.6% of the total adjusted gross gaming revenues of the Detroit Commercial Casinos based on a trailing six-month calculation, compared to 22.6% as of December 31, 2008. For the nine months ended September 30, 2009, we generated $250.3 million in net revenues and a net loss of $37.1 million (with the calculation of this amount including $17.6 million in reorganization expenses and $6.2 million in success fees payable to The Fine Point Group (“Fine Point”) as discussed in Item 2 — “Financial Information — Management’s Discussion and Analysis of Financial Condition and Results of Operations”).
     We generate cash flow from our casino operations, inclusive of our slot-based business, which represented approximately 87.3% of gross gaming revenues for the nine months ended September 30, 2009, and table games, which are predominantly cash-based, as well as from our hotel and food and beverage operations.
     For additional financial information relating to our business please see: (i) Item 2 — “Financial Information,” (ii) Item 13 — “Financial Statements and Supplementary Data” and (iii) Item 15 — “Financial Statements and Exhibits.”
     We believe the Metro Detroit Gaming Market is primarily a “drive-to” gaming market, with over 95% of our patrons residing within 100 miles of Greektown Casino. We estimate that we attract approximately 15,000 patrons per day, and we believe a significant number of these patrons make regular visits to our property. Our players club, known as “Club Greektown,” is a membership/loyalty program that attracts customers by offering incentives to frequent casino visitors. We have approximately one million people in our database for Club Greektown as of September 30, 2009, 100,000 of which have visited Greektown Casino within the past 90 days.
Property Overview
     In July 2006, we began an expansive renovation of Greektown Casino’s gaming floor and amenities (the “Expanded Complex”). The Expanded Complex was substantially completed in February 2009 at a total cost of approximately $336.3 million. Inclusive of the Expanded Complex, Greektown Casino includes:
•	an approximately 100,000 square-foot casino with 2,600 slot machines and 69 table games, including an approximately 12,500 square-foot salon dedicated to high-limit gaming and the largest live poker room in the Metro Detroit Gaming Market;

•	approximately 2,950 attached and 1,750 unattached parking spaces, including over 600 parking spaces for valet parking services;

•	10,000 square feet of convention space;

•	a 400 room hotel;

•	four restaurants, including a 175 seat “International Buffet”;

•	several food outlets on the gaming floor; and

•	nine bars and two entertainment facilities.
Marketing
     In general, we market to patrons based on a value-oriented brand positioning. Central to this brand platform is the promise to offer our customers more for their money — from our $9.99 buffet, to inexpensive hotel room rates, to our very aggressive promotions, which give players more ways to play, win and have fun — Greektown is focused on continuing to find ways to provide customers with the ability to have fun at a reasonable cost.
     Our marketing efforts historically have been focused on the drive-in and bus markets. With the addition of our 400 room hotel, we have been able to extend and enhance the local gamers’ experience by providing our customers with hotel discounts and complimentaries, or “comps.”
Competition
     The Michigan gaming market, which contains both commercial and tribal casinos, consists of the Detroit Commercial Casinos and 19 Native American gaming facilities that operate under compacts. Five racetracks are also located in Michigan, each of which offer horse betting, but are not authorized to offer slot machine or table gaming. We also compete with gaming facilities in Windsor, Ontario, Canada. Caesars Windsor, a casino owned by the Ontario government, is located in Windsor, Ontario, Canada, across the Detroit River from Detroit, and is accessible via bridge or tunnel. There is also a racetrack in Windsor that operates 750 slot machines.
  Overview of direct competition
     The direct competitors of Greektown Casino are the two other Detroit Commercial Casinos. The Detroit Commercial Casinos operate as commercial entities under the Michigan Gaming Control and Revenue Act (the “Michigan Gaming Act”). The Detroit Commercial Casinos are licensed to offer both slot machines and table games, with no specific limit on the number of gaming positions that they may operate within the authorized gaming square footage. MGM Detroit, MotorCity and Caesars Windsor may each have greater name recognition and financial, marketing and other resources than Greektown Casino. For instance, MGM Detroit benefits from the use of a national player database. Caesars Windsor is managed by a consortium that includes Harrah’s Entertainment, Inc. and Hilton Hotels Corporation, both of which have a national presence. By comparison, we have the area’s most recently completed hotel complex, catering specifically to a budget-minded consumer base that would not otherwise be served by our primary competitors. We feel that this uniquely positions us in a market experiencing a significant economic downturn that has affected both the Detroit metropolitan area and the United States as a whole.
     MGM Detroit, MotorCity and Greektown Casino accounted for 40.2%, 33.2% and 26.6% of the total adjusted gross gaming revenues of the Detroit Commercial Casinos, respectively, as of September 30, 2009.
     Below is a more detailed summary of the gaming amenities offered by MGM Detroit, MotorCity and Caesars Windsor.
     MGM Detroit. MGM Detroit was the first casino to open in Detroit, in July 1999, and since 2001 has been the market leader. In October 2007, MGM Detroit completed construction of a new, permanent casino, which significantly increased MGM Detroit’s gaming revenues over the prior 12-month period. The new facility houses approximately 100,000 square feet of gaming space with an estimated 4,200 slot machines and 98 table games, 400 hotel rooms, over 5,000 parking spaces, 13 restaurants/bars and five entertainment venues. The property also offers a 30,000-square-foot meeting facility, which includes a 14,000-square-foot ballroom. For the 12 months ended September 30, 2009, MGM Detroit’s adjusted gross gaming revenue was $553.1 million, representing a 5.7% decline over the comparable period in the prior year. MGM Mirage owns a controlling interest in MGM Detroit, with the remaining interest held by Detroit Partners, LLC, a group of local residents and businesses. MGM Detroit benefits from the use of a national player database.
     MotorCity. MotorCity was the second casino to open in Detroit, in December 1999, and since 2001 has maintained a second-place market position behind MGM Detroit. In 2008, MotorCity completed its expanded complex. The renovated facility has 100,000 square feet of gaming space with an estimated 2,850 slot machines and 83 table games, over 4,000 parking spaces, 10 restaurants/bars, two entertainment venues, a 400 room hotel and an 1,800 seat theater. For the 12 months ended September 30, 2009, MotorCity’s adjusted gross gaming revenue was $449.0 million, representing a 4.9% decline over the comparable period in the prior year. The facility is privately owned by its sole stockholder, Marian Ilitch.
     Caesars Windsor. Caesars Windsor opened in May 1994. Caesars Windsor is the largest casino-resort in Canada and is owned by the government of Ontario and operated by a consortium that includes Harrah’s Entertainment, Inc. and Hilton Hotels Corporation. At its peak in the late 1990s, the casino attracted in excess of six million visitors annually. In 2008, Caesars Windsor completed an expansion of its casino costing approximately CAD $400 million, which resulted in a complex of approximately 100,000 square feet of gaming space, 95 table games, 2,600 slot machines and 3,000 parking spaces. Caesars Windsor also offers 758 hotel rooms, a 5,000 seat entertainment center and approximately 100,000 square feet of convention space. For the year ended December 31, 2008, Caesar Windsor’s adjusted gross gaming revenue was CAD $293.9 million, representing a slight decrease from the prior year.
  Michigan tribal gaming
     Nineteen Native American casinos are currently operating in western, central and northern Michigan, the closest of which is 119 miles from Greektown Casino. A number of additional Native American casinos are in various stages of the planning process:
•	A tribe has entered into a land settlement agreement with the State of Michigan and is currently seeking Congressional approval to construct a casino in Monroe County, Flint or Romulus, which would be within 20 to 75 miles of Greektown Casino.

•	Another tribe has also entered into a land settlement agreement with the State of Michigan and is currently seeking Congressional approval for a casino in Port Huron, which would be within 75 miles of Greektown Casino.

•	Another tribe has been federally recognized and seeks to enter into a compact with the State of Michigan for a casino in western Michigan.

•	Another tribe re-submitted an application in October 2009 to the U.S. Department of the Interior to construct a $300 million casino development, including a 200 room hotel and retail space, in Romulus, Michigan after having a previous application dismissed in 2008. The proposed development would be within 20 miles of Greektown Casino.
     The opening of additional Native American casinos near Detroit or throughout Michigan could have a detrimental effect on Greektown Casino’s gaming revenues.
   Proposal 1
     In November 2004, Michigan voters passed Proposal 1, which requires a voter referendum before new forms of gambling are permitted in Michigan. This limits the government’s ability to enact changes to state laws permitting incremental forms of gaming in Michigan. Proposal 1 does not apply to tribal gaming or to the Detroit Commercial Casinos, but applies to new lottery games, consisting of table games and player-operated mechanical or electronic devices or other forms of gaming or additional casinos.
  Lottery
     We also compete with the State of Michigan Lottery, which offers a variety of lottery tickets and drawings. Additionally, the Bureau of State Lottery oversees and licenses charitable gaming by nonprofit organizations throughout the state. In 2004, Michigan also introduced new “Club Games,” including keno and various pull-tab games, in licensed bars and restaurants.
  Other competition
     We also compete, to some extent, with other forms of gaming on both a local and national level, including state-sponsored lotteries, Internet gaming, on- and off-track wagering and card parlors. The expansion of legalized gaming to new jurisdictions throughout the United States has also increased competition and will continue to do so in the future. A casino initiative will appear on the November 3, 2009 ballot in Ohio that would authorize casino-style gaming at four locations in the state: Cincinnati, Cleveland, Columbus and Toledo. Ohio voters have considered and rejected four previous casino measures, but none of those were for a casino in the Columbus area. If gaming facilities in our markets were purchased by entities with more recognized brand names or larger capital resources, or if gaming were legalized in jurisdictions near Greektown Casino where gaming currently is not permitted, we would face additional competition.
Employees and Unions
     As of September 30, 2009, we employed approximately 2,200 people, of which approximately 1,800 are full-time employees, across various functional areas. Approximately 72% of our workforce was unionized as of September 30, 2009. Our unionized employees are members of two union groups: (i) the Detroit Casino Council (the “DCC”), which is made up of five unions, the UAW, HERE, Teamsters, Carpenters and Operating Engineers, and (ii) the SPFPA, which consists of security personnel. The collective bargaining agreements for the SPFPA and DCC are effective until June 12, 2012 and October 16, 2011, respectively. We consider our relationships with our employees and the labor unions to be good.

Business Seasonality
     Our gaming operations are affected by the weather. We have experienced downturns in customer volume during the summer months and increases in volume during winter months, although we do experience lower volume during severe winter storms. These seasonal and adverse weather conditions in the Detroit metropolitan area may discourage potential customers from visiting us. We believe we have also experienced downturns in customer volume as a consequence of nearby road repairs and construction, which generally occur in the spring, summer and fall, as well as during various sporting or entertainment events in downtown Detroit.
Environmental Matters
     We are subject to federal, state and local environmental, safety and health laws, regulations and ordinances that apply to non-gaming businesses generally, such as the Clear Air Act, Clean Water Act, Occupational Safety and Health Act, Oil Pollution Act, Resource Conservation Recovery Act and the Comprehensive Environmental Response, Compensation and Liability Act of 1980. We have not made, and do not anticipate making, material expenditures with respect to these environmental laws, regulations and ordinances. However, the coverage and attendant compliance costs associated with them may result in future additional costs to our operations.
Intellectual Property
     We believe it is important to protect our significant trademarks and service marks by registering them for use in connection with the underlying goods and services, as appropriate at the federal or state level. The trademarks “GREEKTOWN CASINO,” “GREEKTOWN CASINO & DESIGN,” “LET THE PARTY BEGIN AT GREEKTOWN!,” GREEKTOWN CASINO-HOTEL” and “CLUB GREEKTOWN” are registered in the U.S. Patent and Trademark Office. The restaurant and bar trademarks “THE ALLEY GRILLE STEAKHOUSE,” “APOLLO,” “GRAPEVINE CAFÉ,” “OUZO’S,” “OPA! BAR,” “GALLERIA BAR,” “SHADE LOUNGE,” “BISTRO 555,” “TRAPPER’S PATIO,” “TRAPPER’S SNACK BAR,” “INTERNATIONAL BUFFET” and “THE OLIVE ROOM” are registered with the State of Michigan. Finally, the advertising marks “AMAZING RACE SLOTS & TABLE GAMES,” “BONU$ PLAY,” BONU$ BUCKS” and “BONU$ BET” are registered with the State of Michigan.
Government Regulation
     The ownership and operation of our gaming facility is subject to various state and local laws and regulations in the jurisdiction in which we are located. We are subject to the provisions of the Michigan Gaming Act and rules promulgated thereunder (the “Michigan Rules”), Michigan Gaming Control Board (the “MGCB”), including the MGCB rules (the “MGCB Rules”) and MGCB orders and resolutions (“MGCB Orders and Resolutions”) and various local ordinances and regulations, and are subject to the regulatory control of the MGCB, the City of Detroit and the Michigan Liquor Control Commission. Additionally, we must comply with a variety of federal regulations relating to, among other things, the reporting of certain cash transactions.
     The following is a summary of the provisions of the material laws and regulations applicable to our gaming operations and other laws and regulations applicable to us. The summary does not purport to be a comprehensive description and is qualified in its entirety by reference to the appropriate laws and regulations.
  Michigan Gaming Regulation
     We are licensed to operate in Michigan pursuant to the Michigan Gaming Act. The Michigan Gaming Act and Michigan Rules subject the ownership and operation of commercial casino gaming facilities to extensive state licensing and regulatory requirements and require the licensee to have a development agreement in effect with the City of Detroit and the Economic Development Corporation (“EDC”) of the City of Detroit.
     The Michigan Gaming Act created the MGCB and authorizes it to grant casino licenses to not more than three applicants that have entered into development agreements with the City of Detroit. The MGCB is granted extensive authority to conduct background investigations and determine the suitability and eligibility of casino license applicants, affiliated companies, officers, directors and managerial employees of applicants and affiliated companies, persons and entities holding a one percent or greater direct or indirect interest in an applicant or affiliated company, and anyone else the MGCB deems to be a “qualifier.” The Michigan Gaming Act and Michigan Rules restrict direct communication with the MGCB members.
     Any person who supplies goods or services to a casino licensee that are directly related to, used in connection with or affect gaming must obtain a supplier’s license from the MGCB. Any person who supplies other goods or services of a non-gaming nature to a casino licensee on a regular and continuing basis must also obtain a supplier’s license from the MGCB or demonstrate eligibility for an exemption from this requirement. In addition, any individual employed by a casino licensee, or by a supplier licensee whose work duties are related to or involved in the gambling operation or are performed in a restricted area or gaming area of a casino, or who hold certain other positions, must obtain an occupational license from the MGCB. The MGCB Rules permit the MGCB to exempt any person or field of commerce from the supplier licensing requirements. The MGCB has adopted the MGCB Orders and Resolutions that outline the process for persons and entities to apply to be exempt from supplier licensing requirements.
     The Michigan Gaming Act imposes the burden of proof on the applicant for a casino license to establish its suitability to receive and hold the license. The applicant must establish its suitability as to:
•	integrity;

•	moral character and reputation;

•	business probity;

•	financial ability and experience;

•	responsibility; and

•	other criteria deemed appropriate by the MGCB.
     The Michigan Rules and Michigan Gaming Act provide systems for administrative and judicial review of various decisions of the MGCB. These appeals are governed by the Michigan Administrative Procedures Act of 1969.
     The MGCB may refuse to renew a license upon a determination that the licensee no longer meets the requirements for licensure. In addition to restriction, suspension or revocation of a casino license, the MGCB may impose substantial fines or forfeiture of assets upon licensees for violation of gaming or liquor laws or rules or other violations of law. The Michigan Rules provide for an appeal process from decisions made by the MGCB concerning violations outlined above. These appeals are governed by the Michigan Administrative Procedures Act of 1969.
     The Michigan Gaming Act includes provisions that restrict certain casino owners and managers, along with supplier licensees and their key managers, from giving political contributions to Michigan elected officials. The Michigan Gaming Act and Michigan Rules also restrict gift giving to state-elected officials and certain key employed state officials. The MGCB has adopted the MGCB Orders and Resolutions that establish criteria through which a supplier license applicant who has made political contributions during the application period may be granted waivers to reapply for licensing.
     The Michigan Gaming Act and Michigan Rules provide for annual license renewal provided that the MGCB determines the casino licensee continues to meet the requirements established by the Michigan Gaming Act and Michigan Rules. Our original license was issued on November 8, 2000. Greektown LLC has timely filed its Casino License Annual Renewal Reports with the MGCB and made all necessary license renewal payments. Our license was last renewed on December 14, 2007 and its renewal is currently held in abeyance by the MGCB pending our bankruptcy reorganization.

     The Michigan Rules implement the terms of the Michigan Gaming Act. Among other things, the Michigan Rules outline more detailed substantive and procedural requirements with respect to casino licensing and operations, including, but not limited to, requirements regarding things such as licensing investigations and hearings, record keeping and retention, contracting, reports to the MGCB, internal control and accounting procedures, security and surveillance operations, extension of credit to gaming patrons, conduct of gaming and transfers of ownership interests in licensed casinos. The Michigan Rules also establish numerous MGCB procedures regarding licensing, disciplinary and other hearings and similar matters. The Michigan Rules have the force of law and are binding on the MGCB as well as on applicants for or holders of casino licenses, their vendors and employees. The Michigan Rules prohibit a casino licensee or a holding company or affiliate that has control of a casino licensee in Michigan from entering into a debt transaction affecting the capitalization or financial viability of its Michigan casino operation without prior approval from the MGCB. The Michigan Rules outline requirements and procedures for casino licensees or holding companies that make a public offering of debt or equity.
     The Michigan Liquor Control Commission licenses, controls and regulates the sale of alcoholic beverages pursuant to the Michigan Liquor Control Act. The Michigan Gaming Act also requires that casinos sell and distribute alcoholic beverages in conformity with the Michigan Liquor Control Act. The City of Detroit also issues certain approvals in connection with the sale of alcoholic beverages.
     In November 2004, the Michigan electorate voted to adopt Proposal 1, an amendment to the Michigan Constitution, which requires a voter referendum before new forms of gambling are permitted in Michigan and therefore limits the government’s ability to enact changes to state laws permitting incremental forms of gaming in Michigan. Proposal 1 does not apply to tribal gaming or the Detroit Commercial Casinos, but applies to new lottery games, consisting of table games and player-operated mechanical or electronic devices or other forms of gaming or additional casinos.
   Michigan Gaming Taxation and Fees
     Under the provisions of the Michigan Gaming Act, we must pay a wagering tax equal to 24% of adjusted gross receipts, payable daily, a municipal services fee in an amount equal to the greater of 1.25% of adjusted gross receipts or $4.0 million annually and an additional annual payment for certain costs of the MGCB not to exceed 1/3 of an annual maximum amount, adjusted annually for inflation, that is currently set at approximately $10 million. These gaming taxes and fees are in addition to the taxes, fees and assessments customarily paid by business entities conducting business in Michigan and Detroit and amounted to approximately $100.5 million in each of 2008 and 2007. For the nine months ended September 30, 2009, we paid gaming taxes of $68.3 million. These gaming taxes are included in Greektown Casino’s operating expenses.
     If the Michigan Lottery Act is amended to allow casino operations and if casino operations are conducted at racetracks in Michigan, the state wagering tax rate will be reduced to 18%. Any amendment would require voter approval, as mandated by Proposal 1, a statewide referendum, that passed on November 2, 2004. It is our understanding that a petition to amend the Michigan Constitution to allow casino operations at race tracks in Michigan may be circulated in the near future. If enough signatures are obtained, it would be placed on the November 2010 ballot.
     Pursuant to the Michigan Gaming Act, once we have 400 fully operational hotel rooms operating for 30 consecutive days and we are otherwise in compliance with their development agreement, we are eligible for a reduction in the state wagering tax rate from 24% to 19% of our adjusted gross receipts (the “Tax Rollback”). MGM Detroit and MotorCity have received the Tax Rollback. On February 15, 2009, we opened our hotel including 400 guest rooms to the public. It is our contention that as of February 15, 2009 we were eligible for the Tax Rollback. The City of Detroit objected to our eligibility based on its contention that we are not in compliance with the Revised Development Agreement Greektown LLC entered into with the City of Detroit and the EDC on August 22, 2002 (the “Development Agreement”). Various litigation ensued with the City of Detroit in connection with these disputes. On October 9, 2009, we filed a motion with the Bankruptcy Court to approve a settlement agreement (the “Settlement Agreement”) with the City of Detroit, which will resolve all disputes with the City. The Settlement Agreement provides, among other things, that:

•	the City of Detroit will actively support our efforts in obtaining the Tax Rollback effective as of February 15, 2009 before the MGCB;

•	we will pay an initial cash payment of $3.5 million (the “Initial Cash Payment”) within two business days after entry of a confirmation order by the Bankruptcy Court approving the Plan of Reorganization, and on the Effective Date, we will pay $15.3 million dollars (less the sum of (i) the Initial Cash Payment and (ii) a credit in an amount equal to the difference between (a) the amount of gaming taxes actually paid to the City of Detroit between February 15, 2009 and the date the Tax Rollback is granted and (b) the amount of gaming taxes that would have been paid to the City of Detroit during this period had the Tax Rollback been effective as of February 15, 2009) to the City of Detroit in accordance with the terms of the Settlement Agreement;

•	we will enter into an amended and restated development agreement with the City of Detroit and the EDC;

•	the City of Detroit will cease its demand for a 1% tax increase due to the delayed completion of the Expanded Complex;

•	the City of Detroit will actively and exclusively support the Plan of Reorganization;

•	all claims of default under the Development Agreement will be permanently waived by the City of Detroit; and

•	all related litigation would be voluntarily dismissed by the City of Detroit.
     The Settlement Agreement is conditioned upon (i) confirmation of the Plan of Reorganization by the Bankruptcy Court; (ii) approval of the Settlement Agreement by the Bankruptcy Court; (iii) final approvals of the Settlement Agreement from various offices of the City of Detroit, including from the Mayor and City Council; and (iv) granting of the Tax Rollback effective as of February 15, 2009. The Settlement Agreement is scheduled to be reconsidered by the Detroit City Council.
     On October 21, 2009, the Detroit City Council voted to reject the Settlement Agreement (including the proposed amended and restated development agreement). The Detroit City Council tabled reconsideration of the Settlement Agreement at meetings held on October 27, 2009 and October 29, 2009.
  City of Detroit Regulation
     The Detroit City Council has enacted several ordinances affecting the Detroit Commercial Casinos. One, entitled “Casino Gaming Authorization and Casino Development Agreement Certification and Compliance,” authorizes casino gaming only by operators who are licensed by the MGCB and are parties to a development agreement that has been approved and certified by the City Council and is currently in effect, or are acting on behalf of parties to a development agreement. The Development Agreement has been so approved and certified and is currently in effect, although we expect to enter into an amended and restated development agreement as of the Effective Date. The ordinance requires each casino operator to submit to the Mayor of Detroit and to the Detroit City Council annual reports regarding the operator’s compliance with its development agreement or, in the event of non-compliance, reasons for non-compliance and an explanation of efforts to comply. The ordinance requires the Mayor of Detroit to monitor each casino operator’s compliance with its development agreement, to take appropriate enforcement action in the event of default and to notify the Detroit City Council of defaults and enforcement action taken; and, if a development agreement is terminated, it requires the Detroit City Council to transmit notice of enforcement action to the MGCB within five business days along with the City of Detroit’s request that the MGCB revoke the relevant operator’s certificate of suitability or casino license. If a development agreement is terminated, the Michigan Gaming Act requires the MGCB to revoke the relevant operator’s casino license upon the request of the City of Detroit.
  City of Detroit Development Agreement
      In March 1998, Greektown LLC entered into the initial development agreement with the City of Detroit and the EDC. In August 2002, Greektown LLC entered into the Development Agreement, which amended and restated the initial development agreement and authorized the construction and operation of the existing casino. We will be required to enter into an amended and restated development agreement as of the Effective Date with the City of Detroit and the EDC in connection with the Settlement Agreement as previously discussed in this registration statement. The proposed amended and restated development agreement was initially rejected by the Detroit City Council as described above and is scheduled to be reconsidered by the Detroit City Council.

     From March 1998 through September 30, 2009, the City of Detroit has been paid approximately $128.2 million dollars under the terms of the Development Agreement. We were further obligated to fund approximately $49.9 million more to repay principal and interest on EDC bonds, which was paid shortly after the Petition Date.
     In addition to gaming taxes, we are also obligated to pay 1% of our adjusted gross receipts to the City of Detroit, to be increased to 2% of our adjusted gross receipts in any calendar year in which adjusted gross receipts exceed $400.0 million, beginning on the day our adjusted gross receipts exceed $400.0 million and continuing until the end of that calendar year. In addition, when adjusted gross receipts exceed $400.0 million, we would be required to pay $4.0 million to the City of Detroit. We do not anticipate exceeding the $400.0 million in adjusted gross receipts for the calendar year ending December 31, 2009.
     We also must pay certain legal and consultant expenses incurred by the City of Detroit related to the development of the Casino complex.
     The Development Agreement includes a number of additional provisions with which we must comply. The key provisions include those listed below:
•	A radius restriction prohibiting various parties from holding an interest in or taking certain actions regarding any other casino within a 150-mile radius from central Detroit.

•	Various indemnification obligations for certain judgments, fines, liabilities, losses, damages, costs, expenses, claims, obligations and penalties of the City of Detroit, the EDC and each of their respective officers, agents and employees.

•	Various social commitments regarding, for example, employment of Detroit residents, procurement of financing and goods and services from Detroit-based businesses, Detroit resident businesses and business concerns and/or minority- or women-owned businesses.

•	Transfer of ownership restrictions prohibiting certain direct and indirect owners of Greektown LLC from transferring their equity interests without the consent of the City of Detroit.
  Treasury Department Regulations
     The Internal Revenue Code and the Treasury Regulations promulgated thereunder require operators of casinos located in the United States to file information returns for U.S. citizens, including, but not limited to, names, addresses and social security numbers of winners, for bingo and slot machine winnings in excess of prescribed amounts and keno winnings in which the payout equals or exceeds a specified amount more than the amount wagered. The Internal Revenue Code and the Treasury Regulations promulgated thereunder also require operators to withhold taxes on some keno, bingo and slot machine winnings of nonresident aliens. We are unable to predict the extent to which these requirements, if extended, might impede or otherwise adversely affect operations of, and/or income from, these and/or other games.
     Regulations adopted by the Financial Crimes Enforcement Network of the Treasury Department and the MGCB require the reporting of patron’s currency transactions in excess of $10,000 occurring within a gaming day, including identification of the patron by name and social security number, which regulations were subsequently modified to include a suspicious activity reporting rule. Casinos are required to report suspicious monetary transactions when the casino knows, suspects or has reason to suspect that the transaction involves funds derived from illegal activity or is otherwise intended to facilitate illegal activity.
  U.S. Patriot Act
     The U.S. Patriot Act permits financial institutions, upon providing notice to the United States Department of the Treasury, to share information with one another to identify and report to the federal government any activities that may involve money laundering or terrorist activity.

  Other Laws and Regulations
     Our operations are also subject to extensive state and local regulations in addition to the regulations described above, and, on a periodic basis, we must obtain various other licenses and permits, including those required to sell alcoholic beverages.
Available Information
     Our website address is www.greektowncasino.com. Through this website, our filings with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports, will be accessible (free of charge) as soon as reasonably practicable after materials are electronically filed with or furnished to the SEC.
     You also may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.
ITEM 1A. RISK FACTORS
Risks Related to Our Business
We face significant competition in the market in which we operate and other markets, which could impair our revenues, increase our expenses and hinder our ability to generate sufficient cash flows.
     We face significant competition principally from two other casinos in Detroit, MGM Detroit and MotorCity, as well as Caesars Windsor, which is located directly across the Detroit River from Detroit. MGM Detroit, MotorCity and Caesars Windsor may each have greater name recognition and financial, marketing and other resources than we do, and all three casinos completed major renovations/expansion projects in the past few years that have the potential to greatly increase their respective market share of the Metro Detroit Gaming Market. In addition, MGM Detroit and MotorCity benefit from having received the Tax Rollback to a 19% wagering tax. MGM Detroit and MotorCity, respectively, accounted for 40.2% and 33.2% of the total adjusted gross gaming revenues of the Detroit Commercial Casinos as of September 30, 2009 based on a six-month trailing calculation.
     In addition, we compete with gaming facilities throughout Michigan and surrounding states as well as nationwide, including casinos located on Native American reservations and other land-based casinos. Nineteen Native American casinos are currently operating in western, central and northern Michigan, the closest of which is 119 miles from Greektown. Furthermore, two tribes have entered into land settlement agreements with the State of Michigan, and both tribes are currently seeking Congressional approval of the agreements to take the land into trust for new land-based casinos. One tribe is seeking to locate a casino in Michigan in one of Monroe County, Flint or Romulus, while the other tribe is seeking to locate a casino in Port Huron, and both proposed casinos would be within 20-75 miles of Greektown Casino. No Congressional approval has yet been obtained. Also, another tribe has been federally recognized and is seeking to enter into a compact with the State of Michigan for a casino in western Michigan, and an additional tribe has indicated that it intends to apply to the Bureau of Indian Affairs for trust status for a site in Romulus. Furthermore, Michigan features five racetracks which offer horse betting but are not authorized to offer slot machines or table gaming, and there is an additional racetrack in Windsor, Ontario, Canada, which has 750 slot machines.
     We also compete, to some extent, with other forms of gaming on both a local and national level, including state-sponsored lotteries, Internet gaming, on- and off-track wagering and card parlors. The expansion of legalized gaming to new jurisdictions throughout the United States also has increased competition faced by us and will continue to do so in the future. Additionally, if gaming facilities in our markets were purchased by entities with more recognized brand names and capital, or if gaming were legalized in jurisdictions near our property where gaming currently is not permitted, we would face additional competition.

Given that our operations are dependent upon one property for all of our cash flows, we are subject to greater risks, many of which are beyond our control, than a gaming company with more operating properties.
     We do not currently anticipate having operations other than Greektown Casino, and therefore, we are entirely dependent upon Greektown Casino, and dependent upon the patronage of persons living in and visiting the Detroit metropolitan area, for our revenues and cash flows. Because we are entirely dependent on a single gaming site, we are subject to greater risks than a geographically diversified gaming operation, including, but not limited to:
•	risks related to the economic conditions in southeastern Michigan or nearby regions, including a loss of residents, layoffs, increased fuel and transportation costs or a decrease in discretionary income or spending;

•	an increase in gaming competition in the surrounding area;

•	changes in local and state governmental laws and regulations;

•	damage or interruption of gaming activities by fire, flood, power loss, technology failure, break-ins, terrorist attacks, war or similar events;

•	the relative popularity of local and regional entertainment alternatives to casino gaming that compete for the leisure dollar;

•	adverse weather conditions, which could deter customer visits; and

•	inaccessibility to the property due to road construction or closures of primary access routes.
     The occurrence of any one of the events described above could cause a material disruption in our business.
Reductions in discretionary consumer spending as a result of downturns in the economy could have a material adverse effect on our business.
     Our business has been and may continue to be adversely affected by the economic recession currently being experienced in the United States, as we are highly dependent on discretionary spending by our patrons. Changes in discretionary consumer spending or consumer preferences brought about by factors such as increased unemployment, perceived or actual deterioration in general economic conditions, the current housing market crisis, the current credit crisis, bank failures and the potential for additional bank failures, perceived or actual decline in disposable consumer income and wealth, the current global economic recession and changes in consumer confidence in the economy may continue to reduce customer demand for the leisure activities we offer and may adversely affect our revenues and operating cash flow. More specifically, the economic downturn has impacted the automobile industry in the United States as much as, if not more than, other similarly situated sectors of the U.S. economy. As many of the manufacturers of automobiles and automobile parts and components are based in Detroit or the Detroit metropolitan area, our geographic location makes us uniquely susceptible to continuing volatility in the American automobile industry. We are not able to predict the length or severity of the current economic condition.
We have debt that may impair our financial condition and restrict our operations.
     We expect that our Exit Facility and any additional debt we may incur in the future could have important adverse consequences to our business, including:
•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our ability to obtain additional financing to fund capital expenditures and acquisitions, particularly when the availability of acceptable financing in the capital markets is limited as is now the case;

•	requiring a substantial portion of our cash flow from operations for the payment of interest and principal on our debt and reducing our ability to use our cash flow to fund working capital, capital expenditures and general corporate requirements;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

•	placing us at a competitive disadvantage to less leveraged competitors.
Our operations are highly taxed and may be subject to higher taxes in the future, which could adversely impact our profitability.
     In virtually all gaming jurisdictions, state and local governments raise considerable revenues from taxes based on casino revenues and operations. We believe that the prospect of significant additional tax revenue is one of the primary reasons why Michigan and other jurisdictions have legalized gaming. We also pay property taxes, payroll taxes, franchise taxes and income taxes.
     Our profitability depends on generating enough revenues to pay regulatory fees and gaming taxes and other mostly variable expenses, such as payroll and marketing, as well as mostly fixed expenses such as our property taxes and interest expense. From time to time, state and local governments have increased gaming taxes, and gaming tax increases can significantly impact the profitability of gaming operations. For example, the Michigan legislature increased the state wagering taxes from 18% to 24% of gross gaming revenues effective September 1, 2004. Future changes in the Michigan gaming tax rates may occur.
     The federal government has also previously considered a federal tax on casino revenues and may again consider a federal tax on casino revenues in the future. Any material increase in or the adoption of additional taxes or fees could have a material adverse effect on our future financial results.
Energy and fuel price increases may adversely affect our revenues and our profitability.
     Our casino uses significant amounts of electricity and natural gas. Substantial increases in the cost of electricity will negatively affect our results of operations. In addition, energy and fuel price increases in cities that constitute a significant source of customers for our properties could result in a decline in disposable income of potential customers and a corresponding decrease in visitation to our properties, which would negatively impact our revenues. The extent of the impact is subject to the magnitude and duration of the energy and fuel price increases, but this impact could be material to our results of operations.
Extensive government regulation materially impacts our operations, and any new gaming laws or regulations may adversely impact our operations.
     The ownership, management and operation of gaming facilities is subject to extensive laws, regulations and ordinances that are administered by various federal, state and local governmental entities and agencies. The MGCB has broad authority and discretion to require us and our officers, directors, managers, members, employees, vendors and holders of certain of our debt to obtain and maintain various licenses, registrations, permits, findings of suitability and other approvals. To enforce applicable gaming regulations, gaming authorities may, among other things, limit, suspend or revoke the licenses, registrations, permits, findings of suitability and any other approvals of any gaming entity, vendor or individual, and may levy fines or cause a forfeiture of assets against us or individuals for violations of gaming laws or regulations. Any of these actions would have a material adverse effect on us.
     Government regulations require us to, among other things:
•	pay gaming fees, assessments and taxes to the State of Michigan and the City of Detroit;

•	periodically renew our gaming license in Michigan, which may be suspended or revoked if we do not meet detailed regulatory requirements;

•	receive and maintain federal and state environmental approvals; and

•	receive and maintain state and local licenses and permits to sell alcoholic beverages in our facilities.
     We are subject to the Michigan Gaming Act and the Michigan Rules, and to local regulation by the City of Detroit. Under the Michigan Rules, we may not make a public offering of our securities or enter into a debt transaction affecting the capitalization or financial viability of our gaming operations without the prior approval of the MGCB and compliance with our Development Agreement.
     Our managers, officers and most employees, and many of our vendors and their employees performing services for us, must also be approved by the MGCB. If the MGCB were to find a manager, officer, employee or vendor unsuitable, we would be required to sever our relationship with that person. Although we have no reason to believe that it will happen, our existing gaming licenses, liquor licenses, registrations, findings of suitability, permits and approvals may be revoked, suspended or limited or will be renewed when they expire. Any failure to renew or maintain our licenses or receive new licenses when necessary would harm our business and revenues. The compliance costs associated with these laws, regulations and licenses are significant.
     The casino entertainment industry is generally subject to political, legislative and regulatory uncertainty. If additional gaming laws and regulations are adopted, or if current gaming laws or regulations are modified in Michigan, any newly imposed restrictions or costs could have a significant adverse effect on us. From time to time, various proposals are introduced in the Michigan legislature that, if enacted, could adversely affect the regulatory, operational or other aspects of the gaming industry and our Company. Legislation of this type may be enacted in the future that may impact our operations.
Our future financial condition and results of operations will be affected by the adoption of fresh start accounting, and by the future resolution of bankruptcy-related contingencies.
     As a result of our bankruptcy reorganization, we will as of the Effective Date adopt “fresh start accounting” as prescribed in accordance with the Reorganizations topic of the Financial Accounting Standards Board (the “FASB”) Accounting Standards Codification. Accordingly, our assets and liabilities will be adjusted to fair value, and certain assets and liabilities not previously recognized in our financial statements will be recognized under fresh start accounting. Because we have not yet completed our reorganization and adopted fresh start accounting, our reported assets and liabilities at September 30, 2009 do not yet give effect to the adjustments that will result from the adoption of fresh start accounting and, as a result, will change materially. Accordingly, our financial condition and results of operations from and after the Effective Date will not be comparable to the financial condition and results of operations reflected in our historical consolidated financial statements.
We will be subject to all operating risks common to the hotel business, which may adversely affect our hotel occupancy and rental rates.
     The hotel built in connection with the Expanded Complex is the first hotel at Greektown Casino. The hotel business is highly competitive and generally will be subject to greater volatility than our gaming business. Operating risks common to the hotel business could adversely affect hotel occupancy and the rates that can be charged for hotel rooms, as well as increase our operating expenses, and generally include:
•	competition from existing hotels in our market and new hotels entering our market;

•	reduced business and leisure travel due to energy costs and other travel expenses, or geo-political uncertainty, including terrorism;

•	adverse effects of a decline in general and in local economic activity;

•	adverse weather;

•	the quality and performance of the managers and other staff of our hotel; and

•	risks generally associated with the ownership of hotels and real estate.
     MGM Detroit, MotorCity and Caesars Windsor all have hotels connected to their gaming facilities and other new hotel projects in our vicinity have recently opened. This competition may adversely affect our occupancy and rental rates.
We may be unable to retain management personnel or hire additional qualified personnel, which would impair our ability to execute our business strategy.
     Our Chief Executive Officer and General Manager are provided to us pursuant to a consulting agreement with Fine Point, dated as of December 31, 2008 and subsequently amended on January 8, 2009 (the “Consulting Agreement”), and these executive officers will continue as our Chief Executive Officer and General Manager after the Effective Date pursuant to the terms of the Fine Point Operating Agreement (as defined below in “Item 5—Managers and Executive Officers”). Our other executive officers are our employees. While we will make reasonable efforts to retain our key management personnel and executive officers and maintain our management consulting relationship with Fine Point, all of which we view as valuable to the operations of our casino, we may not be successful in our efforts. We do not maintain any key person life insurance policies on any of our executive officers. Though we will attempt to hire and/or contract with additional qualified personnel or fill vacated positions as determined to be necessary to our operations, there can be no estimate as to the time frame it will take to complete these actions. Any delays could have a materially negative impact on our operations and financial results.
Our business and result of operations could be adversely affected by weather-related factors and seasonality.
     Our results of operations may be adversely affected by weather-related and seasonal factors. Our gaming operations are affected by the weather. We have experienced downturns in customer volume during the summer months and increases in volume during winter months, although we do experience lower volume during severe winter storms. Adverse weather conditions in the Detroit metropolitan area may discourage potential customers from visiting us. We believe we have also experienced downturns in customer volume as a consequence of nearby road repairs and construction, which generally occur in the spring, summer and fall, as well as various sporting or entertainment events in downtown Detroit.
We are subject to non-gaming regulation, and any instances of non-compliance with these laws and regulations could have a material adverse effect on our business, financial condition and results of operations.
     We are subject to certain federal, state and local environmental laws, regulations and ordinances that apply to non-gaming businesses generally, including the Clean Air Act, the Clean Water Act, the Resource Conservation Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act and the Oil Pollution Act of 1990. Under various federal, state and local laws and regulations, an owner or operator of real property may be held liable for the costs of removal or remediation of certain hazardous or toxic substances or wastes located on its property, regardless of whether or not the present owner or operator knows of, or is responsible for, the presence of hazardous or toxic substances or wastes. In addition, if we discover any significant environmental contamination affecting any of our properties, we could face material remediation costs or additional development costs for future expansion activities. The existence or discovery of an environmental hazard on any of our property could have a significant adverse effect on our business, results of operations, financial condition and cash flows.
     Regulations adopted by the Financial Crimes Enforcement Network of the U.S. Treasury Department require us to report currency transactions in excess of $10,000 occurring within a gaming day, including identification of the patron by name and social security number. U.S. Treasury Department regulations also require us to report certain suspicious activity, including any transaction that exceeds $5,000 if we know, suspect or have reason to believe that the transaction involves funds from illegal activity or is designed to evade federal regulations or reporting requirements. Substantial penalties can be imposed against us if we fail to comply with these regulations.

     We are also subject to a variety of other federal, state and local laws and regulations, including those relating to zoning, construction, land use, employment, advertising and the sale of alcoholic beverages. If we are not in compliance with these laws and regulations, it could have a material adverse effect on our business, financial condition and results of operations.
     The imposition of a substantial penalty or the loss of service of a gaming facility for a significant period of time could have a material adverse effect on our business.
Our results of operations may be adversely affected by high-end players’ winnings.
     Although not the major focus of our marketing efforts, we have selectively targeted high-end players. Should one or more of these high-end players win large sums in our casino, or should a material amount of credit extended to players not be repaid, our results of operations could be adversely affected.
Our insurance coverage may not be adequate to cover all possible losses we could suffer, and, in the future, our insurance costs may increase significantly or we may not be able to obtain the same level of insurance coverage.
     We may suffer damage to our property caused by a casualty loss (such as fire, natural disasters, acts of war or terrorism), that could severely disrupt our business or subject us to claims by third parties who are injured or harmed. Although we maintain insurance customary in our industry (including property, casualty, terrorism and business interruption insurance), that insurance may not be adequate or available to cover all the risks to which our business and assets may be subject. The lack of sufficient insurance for these types of acts could expose us to heavy losses if any damages occur, directly or indirectly, that could have a significant adverse impact on our operations.
     We renew our insurance policies on an annual basis. If the cost of coverage becomes too high, we may need to reduce our policy limits or agree to certain exclusions from our coverage in order to reduce the premiums to an acceptable amount. Among other factors, the situation in Iraq, homeland security concerns, other catastrophic events or any change in the current U.S. statutory requirement that insurance carriers offer coverage for certain acts of terrorism could materially adversely affect available insurance coverage and result in increased premiums on available coverage (which may cause us to elect to reduce our policy limits) and additional exclusions from coverage. Among other potential future adverse changes, in the future we may elect to not, or may not be able to, obtain any coverage for losses due to acts of terrorism.
     Some of our material agreements require us to maintain a certain minimum level of insurance. Failure to satisfy these requirements could result in an event of default under these agreements, which, depending on the nature of the agreement, could cause cross-defaults to other agreements, any of which could materially and adversely affect our business and results of operations.
We will incur increased costs as a result of being a public company.
     As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Securities Exchange Act of 1934 and the Sarbanes-Oxley Act of 2002 regulate corporate governance practices of public companies. We expect that compliance with these public company requirements will increase our costs and make some activities more time-consuming. For example, we will create new board committees and adopt new internal controls and disclosure controls and procedures. In addition, we will incur additional expenses associated with our SEC reporting requirements. A number of those requirements will require us to carry out activities we have not done previously. For example, under Section 404 of the Sarbanes-Oxley Act, for our annual report on Form 10-K we will need to document and test our internal control procedures, our management will need to assess and report on our internal control over financial reporting and our registered public accounting firm will need to issue an opinion on that assessment and the effectiveness of those controls. Furthermore, if we identify any issues in complying with those requirements (for example, if we or our registered public accounting firm identify a material weakness or significant deficiency in our internal control over financial reporting), we could incur additional costs rectifying those issues, and the existence of those issues could adversely affect us, our reputation or investor perceptions of us. We also expect that it will be difficult and expensive to obtain manager and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve as board members or as executive officers. Advocacy efforts by stockholders and third parties may also prompt even more changes in governance and reporting requirements. We cannot predict or estimate the amount of additional costs we may incur or the timing of any additional costs.
Risks Related to Ownership of Our Class A Units
There is no active trading market for our Class A Units and our Class A Units are not freely transferable, which may make it more difficult for to sell Class A Units.
     Our Class A Units are not freely transferable because the Class A Units are subject to certain transfer restrictions. For a summary of the Class A Unit transfer restrictions, see Item 11—“Description of the Registrant’s Securities to Be Registered.”
     Additionally, there is no active or liquid trading market for the Class A Units and a market may not develop, as we do not intend to apply for the Class A Units to be listed on any securities exchange or to arrange for quotation on any automated dealer quotation system. If no active or liquid trading market develops, you may not be able to sell the Class A Units at their fair market value or at all.
We have the ability to issue additional equity securities, which would lead to dilution of our existing equity interests.
     Our Board has the authority to issue or sell additional equity securities or other equity securities convertible into or exchangeable for equity securities upon the consent of members holding 66 2/3% of our Class A Units. The issuance of any additional equity securities or securities convertible into equity securities would result in the dilution of the then-existing equity interests in us.

ITEM 2. FINANCIAL INFORMATION
Selected Financial Data
     The Company was formed to hold the outstanding membership interests of Greektown Holdings as of the Effective Date and currently has no assets or liabilities. Accordingly, the selected historical consolidated financial data set forth below as of and for the years ended December 31, 2008 and 2007 and as of and for the nine months ended September 30, 2009 have been derived from the audited consolidated financial statements of Greektown Holdings and its subsidiaries, which are not included in this registration statement. The selected historical consolidated financial data set forth below as of and for the nine months ended September 30, 2008 have been derived from the unaudited consolidated financial statements of Greektown Holdings and its subsidiaries included elsewhere in this registration statement. The selected historical consolidated financial data as of and for the years ended December 31, 2006, 2005 and 2004 has been derived from the unaudited consolidated financial statements of Greektown LLC and its subsidiaries, which are not included in this registration statement. The data as of and for the nine months ended September 30, 2009 is not necessarily indicative of the results of operations and balance sheet as of and for the year ending December 31, 2009. The data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Consolidated Financial Statements and accompanying notes presented in Item 13 to this registration statement. The Consolidated Financial Statements have been prepared in accordance with the Reorganizations topic of the FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (the “ASC”) and on a going-concern basis that contemplates continuity of operations and realization of assets and liquidation of liabilities in the ordinary course of business.
     As a result of our bankruptcy reorganization, we will as of the Effective Date adopt “fresh start accounting” as prescribed in accordance with the Reorganizations topic of the ASC. Accordingly, our assets and liabilities will be adjusted to fair value, and certain assets and liabilities not previously recognized in our financial statements will be recognized under fresh start accounting. Because we have not yet completed our reorganization and adopted fresh start accounting, our reported assets and liabilities at September 30, 2009 do not yet give effect to the adjustments that will result from the adoption of fresh start accounting and, as a result, will change materially. Accordingly, our financial condition and results of operations from and after the Effective Date will not be comparable to the financial condition and results of operations reflected in our historical consolidated financial statements.

						Nine Months Ended
	Year Ended December 31,					September 30,
	2008	2007	2006	2005	2004	2009	2008
				(In thousands)
Statement of Operations Data:
Revenues:
Casino	$297,329	$321,779	$330,056	$319,720	$306,709	$250,310	$230,214
Food and beverage	11,862	13,959	16,235	14,515	14,179	16,764	8,931
Hotel	—	—	—	—	—	5,755	—
Other	4,608	4,891	4,975	3,904	3,840	3,851	3,484

Total revenues	313,799	340,629	351,266	338,139	324,728	276,680	242,629
Less promotional allowances	27,070	25,982	22,053	22,009	14,228	26,340	20,104

Net revenues	286,729	314,647	329,213	316,130	310,500	250,340	222,525
Direct Operating expenses	306,612	192,779	194,127	192,124	177,113	150,858	135,604
Indirect operating expenses	65,836	72,433	68,448	71,030	71,277	51,509	48,710
Reorganization expenses	11,667	—	—	—	—	17,602	7,263
Consulting company success fees	—	—	—	—	—	6,240	—

Total operating expenses	384,115	265,212	262,574	263,154	248,391	226,209	191,577
Income (loss) from operations	(97,386)	49,435	66,638	52,976	62,109	24,131	30,948
Other income (expense)	(51,294)	(47,445)	(43,084)	(32,843)	(17,207)	(60,964)	(39,977)
(Loss) income before provision for state income taxes	(148,680)	1,990	23,555	20,133	44,903	(36,833)	(9,029)
Provision for state income taxes	(4,228)	—	—	—	—	(273)	(3,311)

Net (loss) income	$(152,908)	$1,990	$23,555	$20,133	$44,903	$(37,106)	$(12,340)

	As of December 31,					As of September 30,
	2008	2007	2006	2005	2004	2009	2008
				(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$24,032	$19,251	$25,702	$38,607	$22,159	$24,993	$15,872
Total current assets	50,740	43,924	50,154	56,512	39,969	45,735	34,318
Property, building and equipment, net	448,585	286,890	189,642	117,937	128,255	478,687	405,050
Other assets	14,135	149,947	147,528	149,803	113,340	11,093	144,055
Total assets	513,460	480,761	387,323	324,252	281,565	535,515	583,423
Current liabilities not subject to compromise	502,408	502,646	41,217	28,813	198,906	546,925	437,466
Long-term liabilities not subject to compromise	3,461	62,283	467,265	433,902	49,928	3,205	2,545
Liabilities subject to compromise	232,568	—	—	—	—	247,468	227,821
Total members’ equity (deficit)	(224,977)	(84,168)	(121,158)	(138,463)	32,731	(262,083)	(84,409)

Management’s Discussion and Analysis of Financial Condition and Results of Operations
     The following discussion should be read in conjunction with, and is qualified in its entirety by, the accompanying Consolidated Financial Statements and Notes to this registration statement. Except for historical information, the discussion in this section contains forward-looking statements that involve risks and uncertainties. Future results could differ materially from those discussed below for many reasons, including the risks described in “Forward-Looking Statements,” Item 1A—“Risk Factors” and elsewhere in this registration statement.
Overview
     The Company was organized as a limited liability company under the laws of the State of Delaware on October 13, 2009. Our corporate headquarters is located at 555 East Lafayette, Detroit, Michigan 48226. The Company was formed to hold the outstanding membership interests of Greektown Holdings as of the Effective Date. The Company currently has no assets or liabilities. On the Effective Date, the Company will be a holding company that has no assets other than all of the issued and outstanding membership interests of Greektown Holdings. Greektown Holdings currently has no assets other than all of the issued and outstanding membership interests of Greektown LLC. Through Greektown LLC, we will own and operate Greektown Casino. Greektown LLC also holds all the ownership interests in Contract Builders and Realty Equity, each of which own real estate near Greektown Casino.
     Greektown Casino opened in November 2000 in downtown Detroit. Access to Greektown Casino is facilitated by a nearby off-ramp from Interstate 375 and six interstate highways passing through downtown Detroit. We are one of only three commercial casinos licensed to operate in Michigan and offer a full range of gaming, dining and entertainment alternatives. An additional competitor, Caesars Windsor, is located across the Detroit River in Canada. As of September 30, 2009, we accounted for 26.6% of the total adjusted gross gaming revenues of the Detroit Commercial Casinos based on a trailing six-month calculation, compared to 22.6% as of December 31, 2008. For the nine months ended September 30, 2009, we generated $250.3 million in net revenues and a net loss of $37.1 million (with the calculation of this amount including $17.6 million in reorganization expenses and $6.2 million in success fees payable to Fine Point).
     We generate cash flow from our casino operations, inclusive of our slot-based business, which represented approximately 87.3% of gross gaming revenues for the nine months ended September 30, 2009, and table games, which are predominantly cash-based, as well as from our hotel and food and beverage operations.
     We believe the Metro Detroit Gaming Market is primarily a “drive-to” gaming market, with over 95% of our patrons residing within 100 miles of Greektown Casino. We estimate that we attract approximately 15,000 patrons per day, and we believe a significant number of these patrons make regular visits to our property. Our players club, known as “Club Greektown,” is a membership/loyalty program that attracts customers by offering incentives to frequent casino visitors. We have approximately one million people in our database for Club Greektown as of September 30, 2009, 100,000 of which have visited Greektown Casino within the past 90 days.
Factors Leading to the Bankruptcy Filing
     The following were the primary factors that led to our bankruptcy filing on the Petition Date:
Greektown Holdings’ uncertainty with respect to its ability to comply with certain covenants under its pre-petition credit agreement after June 30, 2008
     As of December 31, 2007, Greektown Holdings was not in compliance with certain covenants under its Pre-petition Credit Facility (as defined below in Item 2—“Financial Information-Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources”) but had received a limited waiver of these covenant violations from its pre-petition lenders through June 30, 2008. The waiver required, among other things, that the Debtors receive an equity contribution in 2008, which the Debtors had not obtained by the Petition Date. As a result of the existing and anticipated covenant violations, all outstanding debt obligations of Greektown Holdings and its affiliates could have become due in 2008, which would have allowed the secured lenders to foreclose on the collateral pledged as security.
Greektown Holdings’ inability to obtain sufficient debt or equity financing to complete the Expanded Complex
     Significant delays and cost overruns related to the Expanded Complex adversely affected Greektown Holdings’ business, results of operations, financial condition and cash flow. As of the Petition Date, Greektown Holdings was unable to secure a financing source for the approximately $161 million needed to complete the Expanded Complex. Failure to complete the Expanded Complex on a timely basis would have resulted in a default under the Development Agreement, may have hindered Greektown Holdings’ ability to compete in the Metro Detroit Gaming Market and may have resulted in monetary penalties, delays of the Tax Rollback (as previously discussed) and eventually a tax increase. Further, because Greektown Holdings lacked sufficient funds to complete the Expanded Complex, Greektown Holdings’ general contractor had threatened to suspend work.
Greektown Holdings’ uncertainty with respect to its ability to cure or receive a waiver of certain financial covenant violations with the MGCB
     As a condition to approving Greektown Holdings’ Pre-petition Credit Facility (as defined below in Item 2—“Financial Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources”), the MGCB imposed certain financial covenants on Greektown Holdings, which Greektown Holdings had not complied with as of December 31, 2007. Nor did Greektown Holdings cure or obtain a waiver of the covenant defaults before an MGCB-imposed April 30, 2008 deadline. Outside of bankruptcy, the covenant violations meant that the MGCB could invoke certain penalties, including, without limitation, the suspension or revocation of Greektown LLC’s casino license or a requirement that Greektown Holdings sell its casino interests on 180 days’ notice from the MGCB. Curing these covenants would have required Greektown Holdings’ equity owners to contribute capital far in excess of their financial strength.
Monroe Partners, L.L.C.’s inability to make installment payments to its former members
     In July 2000, Monroe Partners, L.L.C. (“Monroe”), a holding company and one of two primary holders of the membership interests of Greektown Holdings prior to the Effective Date, agreed to make installment payments to certain of its members in exchange for all of their membership interests. Concurrently with this redemption, Kewadin Greektown Casino, L.L.C. (“Kewadin Greektown”), the second primary holder of the membership interests of Greektown Holdings prior to the Effective Date, purchased membership interests from Monroe in an amount equal to the redeemed interests and, in connection with that purchase, agreed to secure Monroe’s payment obligations to its former members with Kewadin Greektown’s membership interests in Monroe. An installment payment in the amount of $20.7 million was due to certain of the former members on November 10, 2007, but was extended through June 2008, subject to the former members’ option to terminate the waiver on 14 days’ written notice. Outside of bankruptcy, failure to make this installment payment could have resulted in Kewadin Greektown being required to sell its interests in Monroe, which would have constituted a “change-in-control” and an event of default under the Pre-petition Credit Facility (as defined below in Item 2—“Financial Information-Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources”).
Other Factors Negatively Impacting Our Results of Operations
     In addition to the negative impact we believe the bankruptcy has had on our results of operations, we believe our operating results from 2007, 2008 and 2009 have been negatively impacted by the following factors:
Opening of Permanent Facilities by MGM Detroit, MotorCity and Caesars Windsor
     In October 2007, MGM Detroit opened its permanent hotel and casino facility. The facility houses approximately 100,000 square feet of gaming space with an estimated 4,200 slot machines and 98 table games, 400 hotel rooms, over 5,000 parking spaces, 13 restaurants/bars and five entertainment venues. In June of 2007, MotorCity partially opened its permanent hotel and casino facility and later fully opened its permanent hotel and casino facility in early 2008. The facility has 100,000 square feet of gaming space with an estimated 2,850 slot machines and 83 table games, over 4,000 parking spaces, 10 restaurants/bars, two entertainment venues, a 400 room hotel and an 1,800 seat theater. In June 2008, Caesars Windsor completed its expansion of its facility, which includes a new hotel tower, a 5,000 seat theatre and several new restaurants and bars.
     The table below illustrates that Greektown’s percentage of the total adjusted gross gaming revenues of the Detroit Commercial Casinos declined from 24.5% for the six months ended December 31, 2007 to 22.6% for the six months ended December 31, 2008 based on a trailing six-month calculation over the same horizon that the competitor facilities were opened. The table below also illustrates that Greektown’s percentage of the total adjusted gross gaming revenues of the Detroit Commercial Casinos improved to 26.6% for the six months ended September 30, 2009. We believe this improvement was the result of various factors, including performance improvement initiatives that were implemented during 2009, as discussed more fully below.

	Based on Trailing 6-Month Calculation
	September 30,	December 31,	September 30,	December 31,
	2009	2008	2008	2007
Detroit Commercial Casinos:(1)
MGM Detroit	40.2%	43.3%	42.7%	39.9%
MotorCity	33.2%	34.1%	34.5%	35.6%
Greektown Casino	26.6%	22.6%	22.8%	24.5%

Total	100.0%	100.0%	100.0%	100.0%

(1)	Values obtained from Michigan Gaming Control Board website: http://www.michigan.gov/mgcb.
Greektown Construction and Construction on Access Routes
     Construction at Greektown Casino commenced in June 2006 and was substantially completed by February 2009. During this time period, there were numerous construction-related obstructions that impeded casino operations. The construction caused numerous changes to the gaming floor layout that we believe “frustrated” and “confused” customers, including the relocation of the high-limit gaming room to a temporary location with less privacy. Additionally, during this time frame, our customers had to consistently play in areas surrounded by construction work. In addition to the construction being performed at Greektown Casino, there was construction work occurring on the main access route to Greektown Casino. This construction created a detour that made our potential patrons drive past both MGM Detroit and MotorCity before arriving at Greektown Casino.
Economic Downturn
     Our business has been adversely affected by the economic downturn currently being experienced in the United States, and more particularly in the Detroit metropolitan area, as we are highly dependent on discretionary spending by our patrons. Factors such as increased unemployment, population decline, the current housing market crisis, the current credit crisis, perceived or actual decline in disposable consumer income and wealth, the current global economic recession and changes in consumer confidence in the economy may continue to reduce customer demand for the leisure activities we offer and may continue to adversely affect our business. More specifically, the economic downturn has impacted the automotive industry in the United States as much as, if not more than, other similarly situated sectors of the U.S. economy. As many of the manufacturers of automobiles and automobile parts and components are based in Detroit or the Detroit metropolitan area, we believe that our geographic location may be susceptible to continuing volatility in the automotive industry.
Chapter 11 Reorganization Efforts
     During the pendency of our bankruptcy, we have implemented a number of business improvement initiatives that we believe have and will continue to result in improved operating performance for our business. The following is a summary of the most significant business improvement initiatives that have been implemented since the Petition Date:

Retention of Fine Point
     In January 2009, the Bankruptcy Court entered an order approving Greektown Holdings’ retention of Fine Point as gaming consultants pursuant to the Consulting Agreement. Fine Point is a Las Vegas-based consulting firm led by casino industry veterans who have worked with more than 100 gaming properties across the world. Fine Point has expertise in strategic casino management, customer relationship marketing, loyalty program development, property turnarounds and other aspects of casino operations. Fine Point was retained to provide operations and marketing consulting for Greektown LLC. After obtaining regulatory approval, Fine Point’s Managing Director, Randall A. Fine, was appointed Chief Executive Officer of Greektown Holdings. Since January 2009, Fine Point has led the implementation of a number of operational improvements. For further details on the Consulting Agreement, see Item 7—“Certain Relationships and Related Transactions, Director/Manager Independence.”
Completion of the Expanded Complex
     We believe that the finalization of the construction of the Expanded Complex, and the resolution of construction-related issues, has had a favorable impact on our results of operations. The Expanded Complex includes our 400 room hotel that opened in February 2009. We also opened several additional food and beverage outlets, such as the International Buffet.
Other Business Improvement Initiatives
     We have also implemented a number of other business improvement initiatives, which we believe have resulted in improved revenue and profitability for our business, including the remodeling of the high-limit gaming area, the remodeling of the valet parking entrance and the implementation of a number of cost-saving initiatives, including headcount and salary reductions to our associates, the rejection or re-negotiation of various contracts and the implementation of several successful promotional campaigns and other marketing initiatives implemented by Fine Point.
     We believe that these business improvement initiatives have allowed Greektown to achieve significant growth in both profits and operating margins and regain a significant percentage share of the total adjusted gross gaming revenues of the Detroit Commercial Casinos, as illustrated by Greektown’s increase in percentage share of the total adjusted gross gaming revenues of the Detroit Commercial Casinos from 22.6% for the six months ended December 31, 2008 to 26.6% for the six months ended September 30, 2009 based on a trailing six-month calculation.
Presentation and Basis of Accounting
     As previously discussed, on May 29, 2008, the Debtors filed a voluntary petition for reorganization under Chapter 11 of the Bankruptcy Code. The accompanying Consolidated Financial Statements presented in Item 13 to this registration statement have been prepared in accordance with the Reorganizations topic of the ASC and on a going-concern basis which contemplates continuity of operations and realization of assets and liquidation of liabilities in the ordinary course of business. However, as a result of the bankruptcy, the realization of assets and liquidation of liabilities is uncertain. While operating as debtors-in-possession under the protection of Chapter 11 of the Bankruptcy Code, and subject to approval of the Bankruptcy Court, the Debtors may sell or otherwise dispose of assets and liquidate or settle liabilities for amounts other than those reflected in the Consolidated Financial Statements presented in Item 13 to this registration statement.
     The Reorganizations topic of the ASC as applied to companies operating in Chapter 11 generally does not change the manner in which financial statements are prepared. However, it does require that the financial statements for periods subsequent to the filing of the Chapter 11 petition distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Revenues, expenses, realized gains and losses and provisions for losses that can be directly associated with the reorganization of the business must be reported separately as reorganization items in the statement of operations beginning in the period ended June 30, 2008. The balance sheet must distinguish pre-petition liabilities subject to compromise from both those pre-petition liabilities that are not subject to compromise and from post-petition liabilities. Liabilities that may be affected by a plan of reorganization must be reported at the amounts expected to be allowed, even if they may be settled for lesser amounts. In addition, reorganization items must be disclosed separately in the statement of cash flows. The Debtors adopted the provisions of the Reorganizations topic of the ASC applicable to companies operating in Chapter 11 effective on May 29, 2008, and have segregated those items as outlined above for all reporting periods subsequent to May 29, 2008.
     The appropriateness of using the going-concern basis for the Debtors’ financial statements is dependent upon, among other things: (i) the Debtors’ ability to comply with the terms of the DIP Facility and any cash management order entered by the Bankruptcy Court in connection with the Chapter 11 case; (ii) the ability of the Debtors to maintain adequate cash on hand; (iii) the ability of the Debtors to generate cash from operations; and (iv) the Debtors’ ability to improve profitability.
     As further described in Note 6 — Long Term Debt, Notes Payable and DIP Financing to the Consolidated Financial Statements presented in Item 13 to this registration statement, the Debtors have long-term obligations. These obligations have been classified as either current liabilities or as liabilities subject to compromise as a result of filing for Chapter 11 bankruptcy protection under the Bankruptcy Code.
     The Company has evaluated and has determined that there were no material subsequent events through October 30, 2009, the date the Consolidated Financial Statements presented in Item 13 to this registration statement were issued.
Critical Accounting Policies and Estimates
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the appropriate application of certain accounting policies, many of which require estimates and assumptions about future events and their impact on amounts reported in the consolidated financial statements and related notes. Since future events and their impact cannot be determined with certainty, the actual results will inevitably differ from our estimates. These differences could be material to the consolidated financial statements included elsewhere in this registration statement. Critical accounting policies are those that both are significant to the overall presentation of our financial condition and results of operations and require management to make difficult, complex or subjective judgments.
     We believe our application of accounting policies, and the estimates inherently required by the policies, are reasonable. These accounting policies and estimates are constantly reevaluated and adjustments are made when facts and circumstances dictate a change. See Note 2 to the Consolidated Financial Statements presented in Item 13 to this registration statement for a summary of our significant accounting policies.
Net Revenues
     Greektown Holdings recognizes as Casino revenues the net win from gaming activities, which is the difference between gaming wins and losses. Revenues from food and beverage and hotel operations are recognized at the time of sale or upon the provision of service. In accordance with the Revenue Recognition topic of the ASC applied to circumstances where consideration is given by a vendor to a customer, the retail value of food, beverage, and other complimentary items furnished to customers without charge is included in revenues and then deducted as promotional allowances to arrive at net revenues.
Allowance for Doubtful Casino Accounts Receivable
     Our gaming receivables consist predominantly of gaming markers issued to casino patrons on the gaming floor. We maintain strict controls over the issuance of markers and the collection of outstanding markers from patrons who fail to pay in a timely manner. Our methods of collection include the mailing of statements and delinquency notices, personal contacts through independent collection agencies and civil litigation.
     We record an allowance for doubtful casino accounts receivable that represents our best estimate of the amount of probable credit losses in our existing accounts receivable. We assess the amount of the allowance on a quarterly basis based on historical write-off experience and review of returned gaming markers, past-due balances and individual collection analysis. Account balances are charged off against the allowance after all reasonable means of collection have been exhausted and the potential for recovery is considered remote. We do not have any off-balance sheet credit exposure related to our customers.
Fixed Asset Capitalization and Depreciation Policies
     In accordance with the Property, Plant and Equipment topic of the ASC, we capitalize all construction costs as construction in progress until construction is substantially complete. Once the determination is made that construction is substantially complete, all construction costs are allocated to their appropriate capital accounts and we begin depreciation and amortization of the costs. Existing property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets.
Impairment or Disposal of Long-lived Assets
     In accordance with the Property, Plant and Equipment topic of the ASC, we review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We measure recoverability of assets to be held and used by a comparison of the carrying amount of the underlying asset to future net cash flows expected to be generated by the asset. If the carrying amount of the underlying asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less costs to sell.
Intangible Assets
     Under the Development Agreement, we are entitled to own and operate on a permanent basis, within certain boundaries in the City of Detroit, a casino complex containing specified amenities (the “Casino Development Rights”). The Development Agreement gives rise to an identifiable intangible asset that has been determined to have an indefinite life. For further discussion of the terms of the Development Agreement, refer to Note 2 — Summary of Significant Accounting Policies and Note 5 — Casino Development Rights and Impairment to the Consolidated Financial Statements presented in Item 13 to this registration statement.
     The Company complies with the provisions of the Intangible Assets–Goodwill and Other topic of the ASC, which provides guidance on how identifiable intangible assets should be accounted for upon acquisition and subsequent to their initial financial statement recognition. This topic requires that identifiable intangible assets with indefinite lives be capitalized and tested for impairment at least annually by comparing the fair values of those assets with their recorded amounts. Accordingly, the Company performs its impairment test as of October 1 of each year by comparing their estimated fair value to the related carrying value as of that date.
     We capitalize interest costs associated with our casino expansion, hotel and garage construction in accordance with the Interest topic of the ASC. Accordingly, we begin capitalizing interest costs when construction activities start, and cease when construction activities are substantially complete, using either the interest rate on a borrowing specific to the capital expenditure or a weighted average interest rate based on outstanding indebtedness.
Capitalization of Interest
     We capitalize interest costs associated with our casino expansion, hotel and garage construction in accordance with the Interest topic of the ASC. Accordingly, we begin capitalizing interest costs when construction activities start, and cease when construction activities are substantially complete, using either the interest rate on a borrowing specific to the capital expenditure or a weighted average interest rate based on outstanding indebtedness.

Key Financial Statement Terms
Revenues
     Our gross revenues are derived primarily from casino revenues, food and beverage revenues, hotel revenues and other revenues. Our largest component of revenues is casino revenues, which represented approximately 90.5% of our total gross revenues for the nine months ended September 30, 2009. Casino revenues are comprised of revenues from our slot machines (which was the source of approximately 87.3% of casino revenues for the nine months ended September 30, 2009) and table games, and are calculated as the difference between the amount wagered and the amount paid to customers from gaming activities.
     We lease a number of our slot machines and pay participation fees, which are calculated as a percentage of gross revenue, to our slot machine vendors. Those participation expenses are reflected as a reduction of gross casino revenues. The expenses associated with our “Club Greektown” membership/loyalty program are also reflected as a reduction of gross casino revenues. In accordance with the Revenue Recognition topic of the ASC applicable to instances where consideration is given by a vendor to a customer, we expense the cash value of points earned by Club Greektown members and recognize a related liability for any unredeemed points.
     The following table reflects the composition of gross casino revenues for the years ended December 31, 2008 and 2007 and for the nine months ended September 30, 2009 and 2008.

	Year Ended December 31,		Nine Months Ended September 30,
	2008	2007	2009	2008
		(Dollars in thousands)
Gross casino revenue:
Slot machines	$263,014	$272,842	$218,608	$203,050
Table games	54,409	69,525	43,433	42,743
Participation	(13,635)	(14,343)	(6,720)	(10,549)
Club expense	(6,459)	(6,245)	(5,011)	(5,030)

Total Gross casino revenue	$297,329	$321,779	$250,310	$230,214

Percent of Gross casino revenue
Slot machines	88.5%	84.8%	87.3%	88.2%
Table games	18.3%	21.6%	17.4%	18.6%
Participation	-4.6%	-4.5%	-2.7%	-4.6%
Club expense	-2.2%	-1.9%	-2.0%	-2.2%

Total Gross casino revenue	100.0%	100.0%	100.0%	100.0%

     The other principal components of our revenues relate to our hotel and food and beverage operations, each of which is affected by customer volume and price, and leasing of certain real estate.
Promotional Allowances
     Our gross revenues are reduced by our promotional allowances to arrive at net revenues. Promotional allowances consist of the retail value of complimentary coin offers as well as complimentary hotel offers, food, beverages, retail, entertainment and other services to customers.
Direct Operating Expenses
     Direct operating expenses are those that directly relate to our gaming, hotel and food and beverage operations. The following table illustrates the composition of direct operating expenses and their relationships to net revenues for the years ended December 31, 2008 and 2007 and for the nine months ended September 30, 2009 and 2008.

	Year Ended December 31,		Nine Months Ended September 30,
	2008	2007	2009	2008
		(Dollars in thousands)
Direct operating expenses:
Casino	$77,953	$83,449	$55,102	$59,079
Gaming taxes	83,116	89,596	68,260	64,105
Food and beverage	9,713	11,105	12,592	7,159
Hotel	—	—	4,745	—
Depreciation and amortization	7,590	8,629	10,159	5,261
Impairment of casino development rights	128,240	—	—	—

Total direct operating expenses	$306,612	$192,779	$150,858	$135,604

Relationship to net revenues:
Casino	27.2%	26.5%	22.0%	26.5%
Gaming taxes	29.0%	28.5%	27.3%	28.8%
Food and beverage	3.4%	3.5%	5.0%	3.2%
Hotel	0.0%	0.0%	1.9%	0.0%
Depreciation and amortization	2.6%	2.7%	4.1%	2.4%
Impairment of casino development rights	44.7%	0.0%	0.0%	0.0%

Total direct operating expenses	106.9%	61.3%	60.3%	60.9%

     Casino expenses. Casino expenses consist of employee compensation (labor, taxes and benefits), surveillance costs, gaming supplies, casino promotions (including mailing and other ancillary costs) as well as on-site hosting of our casino customers.
     Gaming taxes. Gaming taxes include gaming taxes paid to the State of Michigan and City of Detroit, and municipal service fees paid to the City of Detroit.
     Food and beverage. Food and beverage expenses relate to labor, taxes, benefits, cost of sales and operating supplies.
     Hotel. Hotel expenses consist primarily of employee compensation and related expenses as well as facilities-related expenses such as maintenance and utilities.
     Depreciation and amortization. Depreciation and amortization expenses consist primarily of the depreciation expense related to our gaming buildings and improvements, our gaming equipment and furnishings, our non-gaming buildings and improvements and our non-gaming office furniture and equipment. Refer to Notes 2 and 4 to our Consolidated Financial Statements presented in Item 13 to this registration statement for additional details regarding our property, plant and equipment and depreciation policies.
     Impairment of casino development rights. In accordance with the Intangibles — Goodwill and Other topic of the ASC, we recorded an impairment charge of $128.2 million in our statement of operations for the year ended December 31, 2008 based on the results of our annual impairment test for Casino Development Rights. In making the determination that our Casino Development Rights were fully impaired, we considered a number of factors, including, without limitation, the impact of our bankruptcy filing and general decline in consumer spending due to the deteriorating economic conditions in the United States and the resulting impact on the gaming markets. Refer to Notes 2 and 5 to our Consolidated Financial Statements presented in Item 13 to this registration statement for additional details regarding the impairment of our Casino Development Rights.
Indirect Operating Expenses
     Indirect operating expenses consist predominantly of general overhead expenses that support our overall business, including marketing, advertising and entertainment, non-hotel facilities expenses and other general and administrative expenses. The following table illustrates the composition of indirect operating expenses and their relationships to net revenues for the years ended December 31, 2008 and 2007 and for the nine months ended September 30, 2009 and 2008.

	Year Ended December 31,		Nine Months Ended September 30,
	2008	2007	2009	2008
		(Dollars in thousands)
Indirect operating expenses:
Marketing, advertising and entertainment	$5,549	$7,389	$5,368	$4,560
Facilities	17,932	17,879	13,746	13,525
Bad debt	1,202	—	—	—
General and administrative	39,674	43,269	30,914	29,862
Lease restoration expense	—	2,250	—	—
Michigan Single Business Tax	—	1,275	—	—
Pre-opening expenses	828	—	1,043	485
Other indirect operating expenses	651	371	438	278

Total indirect operating expenses	$65,836	$72,433	$51,509	$48,710

Relationship to net revenues:
Marketing, advertising and entertainment	1.9%	2.3%	2.1%	2.0%
Facilities	6.3%	5.7%	5.5%	6.1%
Bad debt	0.4%	0.0%	0.0%	0.0%
General and administrative	13.8%	13.8%	12.3%	13.4%
Lease restoration expense	0.0%	0.7%	0.0%	0.0%
Michigan Single Business Tax	0.0%	0.4%	0.0%	0.0%
Pre-opening expenses	0.3%	0.0%	0.4%	0.2%
Other indirect operating expenses	0.2%	0.1%	0.2%	0.1%

Total indirect operating expenses	23.0%	23.0%	20.6%	21.9%

     Marketing, advertising and entertainment. Marketing, advertising and entertainment expenses primarily reflect the costs of mass media advertising, including television, radio and billboards.
     Facilities. Facility expenses consist of cleaning and maintaining our non-hotel properties, valet parking, the PBX department and wardrobe department, and the payroll and benefits to support these activities.
     Bad debt. Bad debt expenses reflect the write-off of gaming markers issued to patrons on our gaming floor when facts and circumstances dictate that it is probable that the collection of those balances may be impaired. Refer to Note 2 — Summary of Significant Accounting Policies to the Consolidated Financial Statements presented in Item 13 to this registration statement for further information.
     General and administrative. General and administrative expenses include the costs of insurance, property taxes, regulatory fees paid to support the MGCB, tribal and board management fees, bonuses paid under union contracts, leases associated with various parking lots, rent, professional fees, donations and various employee costs relating to executives, security, compliance, finance, purchasing, human resources and information technology departments.
     Lease restoration expense. During the year ended December 31, 2007, Greektown LLC entered into a settlement agreement with the lessor of a parking garage whereby Greektown LLC agreed to pay $2.3 million related to lease restoration costs. This amount was recorded as an expense during the year ended December 31, 2007.
     Michigan Single Business Tax. The Michigan Single Business Tax was a value added tax paid by Greektown LLC to the State of Michigan Pursuant to Public Act 228, the Single Business Tax Act, which was adopted by the Michigan legislature in 1975 and repealed January 1, 2008. The Michigan Single Business Tax was not considered an income tax under the Income Taxes topic of the FASB Accounting Standards Codification.
     Pre-opening expenses. Pre-opening expenses consist primarily of start-up labor, training, marketing, and advertising related to the hotel that were incurred prior to its opening in February 2009.

     Other indirect operating expenses. Other indirect operating expenses are primarily costs associated with maintaining the various retail parking spaces and garages, including utilities and maintenance, related to rental income.
Reorganization Expenses
     Reorganization expenses consist predominantly of fees paid to restructuring professionals and other costs directly associated with the bankruptcy process.
Consulting Company Success Fees
     As discussed earlier in Item 2 — “Financial Information — Management’s Discussion and Analysis of Financial Condition and Results of Operations,” Greektown LLC entered into the Consulting Agreement with Fine Point effective December 31, 2008. Pursuant to the Consulting Agreement, Fine Point is paid a monthly fee of $150,000 for its consulting services subject to certain adjustments as more fully discussed elsewhere in this registration statement, as well as quarterly success fees, which are conditioned upon Greektown LLC exceeding certain established financial performance goals provided in the Consulting Agreement. Success fees payable to Fine Point were $6,240,000 for the nine months ended September 30, 2009.
     Refer to Item 7 — “Certain Relationships and Related Transactions, Director/Manager Independence” for a discussion of the terms of the Consulting Agreement with Fine Point and refer to Note 11 — Commitments and Contingencies to the Consolidated Financial Statements presented in Item 13 to this registration statement for further information.
Other Income (Expense)
     Other Income (Expense) consists primarily of interest on our indebtedness, the amortization of deferred financing costs, unrealized loss on interest rate swaps and interest income earned on our investments in certificates of deposit. The following table illustrates the components of other income (expense) and their relationships to net revenues for the years ended December 31, 2008 and 2007 and for the nine months ended September 30, 2009 and 2008.

	Year Ended December 31,		Nine Months Ended September 30,
	2008	2007	2009	2008
		(Dollars in thousands)
Other income (expense):
Interest expense	$(38,629)	$(37,052)	$(49,787)	$(28,945)
Amortization of finance fees and accretion of discount on senior notes	(10,252)	(3,680)	(11,457)	(8,572)
Interest income	235	735	117	193
Unrealized loss on interest rate swaps	(2,650)	(7,385)	—	(2,653)
Miscellaneous expense	2	(63)	163	—

Total other income (expense)	$(51,294)	$(47,445)	$(60,964)	$(39,977)

Relationship to net revenues:
Interest expense	-13.5%	-11.8%	-19.9%	-13.0%
Amortization of finance fees and accretion of discount on senior notes	-3.6%	-1.2%	-4.6%	-3.9%
Interest income	0.1%	0.2%	0.0%	0.1%
Unrealized loss on interest rate swaps	-0.9%	-2.3%	0.0%	-1.2%
Miscellaneous expense	0.0%	0.0%	0.1%	0.0%

Total other income (expense)	-17.9%	-15.1%	-24.4%	-18.0%

Provision For State Income Taxes
     The provision for state income taxes reflects our current and deferred provisions for Michigan Business Taxes, which are considered income taxes under the Income Taxes topic of the ASC. The following table illustrates the components of the provision for state income taxes and their relationships to net revenues for the years ended December 31, 2008 and 2007 and for the nine months ended September 30, 2009 and 2008.

	Year Ended December 31,		Nine Months Ended September 30,
	2008	2007	2009	2008
		(Dollars in thousands)
Provision for state income taxes:
Michigan business tax expense — current	$(1,553)	$—	$(529)	$(1,553)
Michigan business tax expense — deferred	(2,675)	—	256	(1,758)

Total provision for state income taxes	$(4,228)	$—	$(273)	$(3,311)

Relationship to net revenues:
Michigan business tax expense — current	-0.5%	0.0%	-0.2%	-0.7%
Michigan business tax expense — deferred	-0.9%	0.0%	0.1%	-0.8%

Total provision for state income taxes	-1.5%	-0.0%	-0.1%	-1.5%

     Refer to Note 2 — Summary of Significant Accounting Policies to our Consolidated Financial Statements presented in Item 13 to this registration statement for additional details regarding Michigan Business Taxes.
Results of Operations
     The following is a discussion of the principal trends in our operating performance from the nine months ended September 30, 2008 to September 30, 2009 and from the years ended December 31, 2008 to December 31, 2009.
Nine Months Ended September 30, 2009 Compared to Nine Months Ended September 30, 2008
     Net revenues. Net revenues increased by $27.8 million in the nine months ended September 30, 2009 over the comparable period in the prior year driven by an increase in gross revenues of $34.1 million, which was partially offset by an increase in promotional expenses of $6.2 million. The increase in gross revenues was driven by increases in casino revenue of $20.1 million, food and beverage sales of $7.8 million, hotel revenue of $5.8 million and other revenue of $0.4 million. The increase in casino revenue was primarily driven by growth in slot machine revenue (net of participation expense) over the prior year of $19.4 million as a result of the success of various promotional campaigns and reductions in participations through buyouts of slot machine leases. The increase in food and beverage revenue was driven by the addition and enhancement of several food and beverage locations in late 2008 and early 2009, most notably the “International Buffet.” The increase in hotel revenue over the prior period was due to the fact that the hotel first opened in early 2009. The increase in promotional allowances was primarily attributable to the overall increase in gross revenue.
     Direct operating expenses. Direct operating expenses increased by $15.3 million, but declined slightly as a percentage of net revenues in the nine months ended September 30, 2009 over the comparable period in the prior year driven by increases in gaming taxes of $4.2 million, food and beverage expenses of $5.4 million, hotel expenses of $4.7 million and depreciation and amortization expense of $4.9 million, which were partially offset by reductions in casino-related expenses of $4.0 million. The increases in gaming taxes, food and beverage expenses and hotel expenses were driven by growth in gaming, food and beverage and hotel revenue over the comparable period in the prior year. The reduction in casino-related expenses was driven primarily by a reduction in labor related expenses due to a restructuring of roles on the gaming floor and the back office whereby we combined certain responsibilities and eliminated certain positions. The increase in depreciation expenses was primarily related to the increase in depreciation related to the hotel facility.

     Indirect operating expenses. Indirect operating expenses increased by $2.8 million, but declined as a percentage of net revenues by 1.3% in the nine months ended September 30, 2009 over the comparable period in the prior year driven by increases in marketing, advertising and entertainment expenses of $0.8 million, facilities expenses of $0.2 million, general and administrative expenses of $1.1 million, pre-opening expenses of $0.5 million and other indirect expenses of $0.2 million. The increases in these categories are generally a function of the growth in casino revenue and the startup of the hotel operations.
     Reorganization expenses. Reorganization expenses increased by $10.3 million from the nine months ended September 30, 2009 over the comparable period in the prior year primarily due to higher professional fees correlated with activities in the bankruptcy cases.
     Consulting company success fees. Fine Point success fees increased by $6.2 million for the nine months ended September 30, 2009 over the comparable period in the prior year due to the fact that the Consulting Agreement with Fine Point was not executed until December 31, 2008.
     Other income (expense). Other income (expense) increased by $21.0 million or 6.4% of net revenues from the nine months ended September 30, 2009 over the comparable period in the prior year primarily due to an increase in interest expense as a result of higher borrowings primarily as a result of the funding of the completion of the construction of the Extended Complex and the hotel, the write-off of deferred financing costs associated with the DIP Facility and the impact of the higher interest rate associated with the DIP Facility.
     Provision for state income taxes. The provision for state income taxes decreased by $3.0 million during the nine months ended September 30, 2009 over the comparable period in the prior year primarily as a result of the timing of capital purchases relative to the Expanded Complex.
Year Ended December 31, 2008 Compared to Year Ended December 31, 2007
     Net revenues. Net revenues decreased by $27.9 million in the year ended December 31, 2008 over the comparable period in the prior year driven by a reduction in gross revenue of $26.8 million and an increase in promotional allowances of $1.1 million. The reduction in gross revenue was due to reductions in casino revenue of $24.4 million, decreases in food and beverage sales of $2.1 million and decreases in other revenue of $0.3 million. The decline in casino revenue during this period was driven by reductions in revenue from table games of $15.1 million and reductions in revenue from slot machines, net of participation expenses, of $9.1 million and an increase in Club Greektown expense of $0.2 million. The reductions in revenue from table games and slot machines were primarily as a result of the player dislocation and inconvenience associated with the construction of the Expanded Complex, the relocation and remodeling of the high-limit room and the issues with the construction of the access routes to the casino complex. The increase in promotional allowances was a result of heightened promotional activities in an attempt to bolster gaming revenue.
     Direct operating expenses. Direct operating expenses increased by $113.8 million or 45.7% of net revenues in the year ended December 31, 2008 compared to the prior year driven by the impairment of Casino Development Rights of $128.2 million as previously discussed, which was partially offset by reductions in casino operating expenses of $5.5 million, gaming taxes of $6.5 million, food and beverage expenses of $1.4 million and a reduction in depreciation and amortization of $1.0 million. The reductions in casino expenses, gaming taxes and food and beverage-related expenses were a result of the overall decline in revenue across those related channels. The reduction in depreciation and amortization expense was driven largely by the fact that certain gaming-related fixed assets were fully depreciated during the year ended December 31, 2008.
     Indirect operating expenses. Indirect operating expenses decreased by $6.6 million, but remained relatively consistent as a percentage of net revenues, from the year ended December 31, 2007 to the year ended December 31, 2008. The following is a description of the primary drivers of the net reduction in indirect operating expenses, including discussion of certain partially offsetting increases in categories of indirect operating expenses:
•	General and administrative expenses. General and administrative expenses declined by $3.6 million as a result of a reduction in parking expenses of $3.0 million, a reduction in donations of $0.6 million, reduced legal costs of $0.4 million, reduced tribal and board management fees of $0.8 million and the avoidance of expenses related to a consulting agreement with a former gaming consultant to Greektown LLC during the year ended December 31, 2008, which amounted to $0.6 million as a result of a successful motion to reject the contract through the bankruptcy process. The decreases in these costs were offset by increases in property tax and insurance costs of $0.9 million, MGCB Annual Assessment fee of $0.3 million, and an increase in general and administrative payroll of $0.6 million.

•	Lease restoration expense. Lease restoration expense declined by $2.3 million during the year ended December 31, 2008 compared to the prior year as a result of the fact that the lease restoration charge was taken entirely in the year ended December 31, 2007.

•	Marketing, advertising and entertainment expenses. Marketing, advertising and entertainment expenses declined by $1.8 million from the year ended December 31, 2007 to 2008 as a result of reductions in entertainment spending of $1.2 million, a decrease in discretionary television, radio and billboard advertising of $0.4 million, decrease in bus group advertising of $0.2 million and decreased sponsorship spending of $0.5 million, all of which were partially offset by increases in other marketing expenses of $0.5 million, such as the development of marketing collateral, special events and contract services.

•	Michigan Single Business Tax. Michigan Single Business Tax expense declined by $1.3 million from the year ended December 31, 2007 to 2008 due to the fact that the State of Michigan repealed the Single Business Tax Act on January 1, 2008

•	Bad debt expense. Bad debt expense increased by $1.2 million during the year ended December 31, 2008 relative to the previous year as a result of the write-off of gaming markers to certain high-limit players during the period.

•	Pre-opening expenses. Pre-opening expenses increased from $0 during the year ended December 31, 2007 to $0.8 million during the year ended December 31, 2008 as a function of the fact that those expenses were not incurred until the hotel construction was substantially completed during 2008.

•	Facilities expenses. Facilities expenses increased on a net basis by $0.1 million during the year ended December 31, 2008 primarily due to an increase in environmental services (janitorial) costs of $0.4 million, wardrobe costs of $0.1 million and utilities expenses of $0.3 million, which were partially offset by a reduction in valet costs of $0.7 million.

•	Other indirect expenses. Other indirect expenses increased by $0.3 million during the year ended December 31, 2008 reflecting increased retail store payroll and other expenses associated with the opening of a larger gift shop during the year.
     Reorganization expenses. Reorganization expenses increased by $11.7 million from the year ended December 31, 2007 to the year ended December 31, 2008 due to the filing of the bankruptcy cases in May 2008.
     Other income (expense). Other income (expense) increased by $3.8 million or 2.8% of net revenues from the year ended December 31, 2007 to the year ended December 31, 2008. The overall increase in this category was driven by the following trends in the components of other income (expense):
•	Amortization of deferred finance fees and accretion of discounts on senior notes. This category increased by approximately $6.5 million in the year ended December 31, 2008 due to additional fees associated with the DIP Facility of $2.2 million and the full amortization of $2.7 million of financing fees and accretion of the discount on senior notes of $1.6 million as a result of the Chapter 11 bankruptcy filing.

•	Interest expense. Interest expense increased by approximately $1.5 million as a result of the higher rate of interest associated with the DIP Facility following the commencement of the bankruptcy cases in 2008.

•	Interest income. Interest income declined by approximately $0.5 million during the period primarily as a result of a reduction in interest rate on certificates of deposit.

•	Unrealized loss on interest rate swaps. The unrealized loss on interest rates swaps decreased by $4.7 million during the year ended December 31, 2008 due to the termination of interest rate swaps upon the commencement of the bankruptcy cases on the Petition Date.
     Provision for state income taxes. The provision for state income taxes increased by $4.2 million during the year ended December 31, 2008 relative to the prior year as a result of the fact that the Michigan Business Tax was not enacted by the Michigan Legislature until July 2007.
Liquidity and Capital Resources
Overview
     Our cash requirements have historically been for working capital, obligations under the Development Agreement, gaming taxes, debt service, the improvement of our facilities, including the Expanded Complex, the payment of management fees, tax distributions and, most recently, the funding of reorganization expenses associated with our bankruptcy and fees related to the Consulting Agreement. Our interest expense and liquidity demands have increased significantly because of, among other things, our increased indebtedness compared to prior periods due, in part, to the construction of our Expanded Complex and expenses associated with our reorganization and fees and expenses payable under the Consulting Agreement.
     In December 2005, we entered into a loan agreement (the “Pre-petition Credit Facility”) that provided for a $190.0 million term loan and a $100.0 million revolving credit facility and we issued $185.0 million of 10.75% Senior Notes due 2013 (the “Senior Notes”). In April 2007, we increased the availability under the revolving credit portion of the Pre-petition Credit Facility to $125 million. In April 2007, we also entered into a $37.5 million incremental delayed draw term loan to be drawn within one year; however, in connection with our temporary waiver agreement with the lenders under the credit agreement, we agreed to reduce the commitments under the incremental delayed term loan to zero. As of the Effective Date, the Pre-petition Credit Facility will be terminated and the Senior Notes will be cancelled.
     On June 9, 2008, following the commencement of the bankruptcy proceedings, we entered into the $150.0 million DIP Facility in order to finance the remainder of the Expanded Complex and provide funding for working capital and the costs associated with our reorganization. The DIP Facility included a delayed draw term loan for $135.0 million and a revolving credit facility for $15.0 million. There were strict guidelines as to how these funds could be used subject to approval and monitoring by the U.S. Trustee as well as the MGCB. The funds from the delayed draw term loan facility were only available to be used for construction related expenditures, while the funds from the revolving credit facility were available to pay operational and construction related expenses.
     The DIP Facility was amended and restated on February 20, 2009 to provide up to an additional $46.0 million in two delayed draw term loans. Of the additional funds received from the delayed draw term loans, $26.0 million can only be used for construction related expenses, while up to $20.0 million of the DIP Facility may be used to pay operational (including reorganization expenses) and construction related expenses and is available to us in increments upon achieving certain milestones as set forth in the agreement. For further detail regarding the DIP Facility, see Note 6—Long-term Debt, Notes Payable, and Debtor in Possession Financing to the Consolidated Financial Statements presented in Item 13 to this registration statement.
     Our cash flows for the years ending December 31, 2008 and 2007 and for the nine months ended September 30, 2009 and 2008 consisted of the following:

			Nine Months Ended
	Year Ended December 31,		September 30,
	2008	2007	2009	2008
		(In thousands)
Cash flows:
Net cash provided by operating activities	$29,616	$27,364	$17,488	$30,327
Net cash used in investing activities	(169,303)	(106,651)	(40,268)	(110,801)
Net cash provided by financing activities	144,468	72,836	23,741	77,095

Net increase (decrease) in cash and equivalents	$4,781	$(6,451)	$961	$(3,379)

     Net cash provided by operating activities. Net cash provided by operating activities improved by $2.3 million for the year ended December 31, 2008 compared to the prior year as cash flow generated from working capital changes more than offset reduced profitability as a result of lower casino and food and beverage revenues primarily as a result of the player dislocation and inconvenience associated with the construction of the Expanded Complex, the relocation and remodeling of the high-limit room and the issues with the construction of the access routes to the casino complex as previously discussed. Net cash provided by operating activities declined by $12.8 million during the nine months ended September 30, 2009 compared to the comparable period in the prior year as higher interest costs associated with the DIP Facility, higher reorganization expenses and higher expenses associated with the Consulting Agreement more than offset improved profitability generated primarily as a result of higher gaming, food and beverage and hotel revenues driven principally by the success of promotional activities and the completion of the Expanded Complex. Net cash provided by operating activities for all periods was generated from cash received through our operations reduced by interest expense.
     Net cash used in investing activities. Net cash used in investing activities increased by $62.7 million for the year ended December 31, 2008 compared to the prior year driven by increased capital expenditures related to the Expanded Complex. Net cash used in investing activities declined by $70.5 million during the nine months ended September 30, 2009 compared to the comparable period in the prior year primarily due to the completion of the Expanded Complex in early 2009.
     Net cash provided by financing activities. Net cash provided by financing activities increased by $71.6 million for the year ended December 31, 2008 compared to the prior year driven primarily by the borrowings under the DIP Facility, which was partially offset by a reduction in equity contributions from Kewadin Greektown as discussed more fully in Item 7 — “Certain Relationships and Related Transactions, Director/Manager Independence.” Net cash provided by financing operations declined by $53.4 million during the nine months ended September 30, 2009 compared to the comparable period in the prior year were primarily due to lower net proceeds from the DIP Facility.
Exit Facility
     As previously discussed, upon the Effective Date, we expect that Greektown Holdings will secure access to up to $290.0 million in exit financing through the Exit Facility, which will consist of the four-year Term Loan of $275.0 million and the Revolving Loan of $15.0 million. On the Effective Date, we expect that $275.0 million of the Term Loan will be drawn and used to repay the DIP Facility and to make other payments required upon exit from bankruptcy, and the Revolving Loan will be used to provide ongoing liquidity to conduct post-reorganization operations. The Exit Facility is currently based on indicative terms based on a transaction that is to be syndicated on a best efforts basis, We expect that the Exit Facility will be provided by a syndicate of banks and other financial institutions led by certain of the holders of Class A Units of the Company, as co-lead arrangers and joint book runners and Bank of America, N.A., as the issuer and administrative agent. In addition to certain fees payable in connection with the Exit Facility that are standard for credit facilities such as the Exit Facility, a participation fee equal to 5% of the aggregate amount of the Term Loan and the Revolving Loan will be payable on the effective date of the Exit Facility to the various lenders under the Exit Facility. We expect that the Exit Facility will mature on the earliest to occur of the following:
•	as to the Term Loan, January 1, 2014, and as to the Revolving Loan, July 1, 2013;

•	a change in control;

•	any sale or transfer of a substantial portion of the collateral to the Exit Facility; and

•	if the Company or any of its direct or indirect subsidiaries becomes insolvent or are become subject to bankruptcy or the appointment of a trustee, receiver or other custodian.
     The obligations under the Exit Facility will be unconditionally guaranteed by Greektown Holdings and all its direct and indirect subsidiaries and will be secured by a perfected first priority lien and security interest on all the assets of Greektown Holdings and all its direct and indirect subsidiaries. The obligations under the Exit Facility will also be secured by a pledge of the membership interests and/or capital stock of Greektown Holdings and all its direct and indirect subsidiaries.
     Borrowings under the Exit Facility will bear interest at a floating rate, which will be either a base rate (which will be no less than 3.5%), or at Greektown Holdings’ option, a LIBOR rate (which will be no less than 2.5%), plus an applicable margin of (i) 9% in the case of Revolving Loans that are base rate loans, (ii) 10% in the case of Revolving Loans that are LIBOR rate loans, (iii) 10% in the case of Term Loans that are base rate loans and (iv) 11% in the case of Term Loans that are LIBOR rate loans. Accrued interest under the Exit Facility shall be payable in arrears:
•	upon maturity of the Exit Facility;

•	on the date of any payment or prepayment of principal with respect to the amount of principal paid or prepaid;

•	quarterly; and

•	on any portion of borrowings accelerated due to an event of default.
     We expect that Greektown Holdings will be required to make certain mandatory prepayments of the Term Loan principal in the event it has excess cash, issues equity, sells certain assets or incurs certain additional indebtedness. Greektown Holdings will also be entitled to make additional Term Loan prepayments, subject to certain restrictions and provided that the prepayments will be made at 101% of the principal amount prepaid if the prepayments are made prior to the first anniversary of the Exit Facility Closing Date.
     We expect that the Exit Facility will contain covenants limiting the ability of Greektown Holdings and/or its direct and indirect subsidiaries (and in certain instances the Company) to, among other things, (i) engage in businesses other than the operation of Greektown Casino; (ii) incur or guarantee additional indebtedness; (iii) create liens; (iv) make certain investments; (v) pay dividends on or make payments in respect of capital stock; (vi) make certain capital expenditures; (vii) enter into certain leases; (viii) enter into certain management agreements; (ix) consolidate or merge with other companies; (x) sell certain assets; (xi) enter into transactions with affiliates; (xii) agree to negative pledge clauses; (xiii) enter into sales and leasebacks; (xiv) issue capital stock; (xv) release hazardous materials; (xvi) create subsidiaries; (xvii) modify MGCB approvals; and (xviii) change its fiscal year. The Exit Facility will also contain certain financial covenants providing limits or caps, as applicable, on interest coverage, total leverage and capital expenditures. Failure to comply with the Exit Facility covenants could result in a default under the Exit Facility unless Greektown Holdings obtains a waiver of, or otherwise mitigates, the default.
     Defaults under the Exit Facility will also occur if Greektown Holdings and/or its direct and indirect subsidiaries (and in certain instances the Company), among other things, (i) fails to pay principal, interest, fees or other amounts when due; (ii) breaches any representations and warranties which are not cured within a stated cure period; (iii) defaults under certain other indebtedness; (iv) is subject to certain judgments; (v) fails to keep liens or security interests valid; (vi) is subject to a change of control; (vii) becomes bankrupt or insolvent; (viii) impairs any collateral to the Exit Facility; (ix) ceases to own the casino complex; or (x) loses its gaming or certain other licenses, or the legal authority to conduct gaming activities. A default could result in a termination of the Exit Facility and acceleration of all outstanding borrowings.

Contractual Obligations and Commercial Commitments
     As of the Effective Date, we anticipate that our contractual obligations and commercial commitments will be as follows:

	Payment Due By Period
			Less than						More than
	Total		1 year		1-3 years		3-5 years		5 years
	(In thousands)
Exit Facility — Term Loan(1)	$411,620		$49,947		$84,068		$277,606		$—
Exit Facility — Revolving Loan(2)	16,050		300		600		15,150		—
Fine Point Operating Agreement(3)	5,400		1,800		3,600		—		—
Development Agreement(4)		*		*		*		*		*
Capital Lease Obligations(5)	9,128		336		672		672		7,448

Total	$442,198		$52,383		$88,940		$293,428		$7,448

(1)	Amounts listed are based on the quarterly principal and interest payments required to be made with respect to the term loan provided under the Exit Facility based upon amounts that are anticipated to be drawn on the Effective Date, and do not include voluntary principal prepayments or certain conditioned mandatory principal prepayments, which have not been included because these payments are voluntary and conditioned and payment amounts are not determinable at this time. For the purposes of this calculation, interest payments were calculated by applying the stipulated minimum interest rate of 13.5%, which is the rate that is anticipated to be in effect upon the Effective Date.

(2)	There are no amortization payments required with respect to the revolving loan provided under the Exit Facility. Amounts listed are based on the quarterly fees required to be made and the payment of the full commitment amount upon expiration of the Exit Facility.

(3)	Amounts listed are based on the base monthly fees paid to Fine Point pursuant to the Fine Point Operating Agreement and do not include quarterly success fee payments, which were not included because those amounts are conditioned upon the Company exceeding certain established financial performance goals and are not determinable at this time.

(4)	The Development Agreement requires us to pay the City of Detroit a daily fee in the amount of 1% of adjusted gross receipts, which will increase to 2% of adjusted gross receipts if our adjusted gross receipts exceed $400 million in any calendar year, beginning on the day such receipts are reached and continuing thereafter. We have not included these amounts in the table as the payments are conditioned on future adjusted gross receipts that are not determinable at this time. In addition, if and when the $400 million gross receipt number is satisfied, we will be required to pay a one-time fee of $4 million to the City of Detroit. We do not anticipate exceeding the $400 million in adjusted gross receipts for the calendar year ending December 31, 2009. Additionally, as previously discussed, we will be required to enter into an amended and restated development agreement in connection with the Settlement Agreement.

(5)	We lease a portion of the Expanded Complex known as the St. Mary’s School Building from Adam J. Maida, Roman Catholic Archbishop of the Archdiocese of the City of Detroit. In accordance with the provisions of the Leases topic of the ASC, we account for this lease as a capital lease. The amounts listed reflect the minimum contractual lease payments from the Effective Date forward under the lease agreement.
Recently Issued Accounting Standards
     Effective July 1, 2009, the FASB issued the ASC, which became the single official source of authoritative, nongovernmental GAAP. The historical GAAP hierarchy was eliminated and the ASC became the only level of authoritative GAAP, other than guidance issued by the SEC. All other literature became non-authoritative. ASC is effective for financial statements issued for interim and annual periods ending after September 15, 2009. As the ASC was not intended to change or alter existing GAAP, it will not have any impact on our consolidated financial position, results of operations and cash flows.

     In September 2006, the FASB issued a new standard that defines fair value, establishes a framework for measuring fair value in GAAP and expands the disclosure requirements regarding fair value measurements. The standard does not introduce new requirements mandating the use of fair value.
     The new standard defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” The definition is based on an exit price rather than an entry price, regardless of whether the entity plans to hold or sell the asset. This topic is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We adopted this standard on January 1, 2009.
     The adoption of this standard related to nonfinancial assets and nonfinancial liabilities did not have a material impact on Greektown Holding’s consolidated financial statements.
     In February 2007, the FASB issued a new statement which permits entities to choose, at specified election dates, to measure many financial instruments and certain other items at fair value that are not currently measured at fair value. Unrealized gains and losses on items for which the fair value option has been elected would be reported in earnings at each subsequent reporting date.
     The topic also establishes presentation and disclosure requirements in order to facilitate comparisons between entities choosing different measurement attributes for similar types of assets and liabilities. This standard does not affect existing accounting requirements for certain assets and liabilities to be carried at fair value. This standard is effective as of the beginning of a reporting entity’s first fiscal year that begins after November 15, 2007. We adopted the provisions of this standard effective January 1, 2008.
     Upon adoption, we did not elect the fair value option for any terms within the scope of the topic and, therefore, the adoption of this standard did not have an impact on Holdings’ consolidated financial statements.
     In March 2008, the FASB issued a new pronouncement which seeks to enhance disclosure about how and why a company uses derivative and hedging activities, how derivative instruments and related hedged items are accounted for (and the interpretations of that topic) and how derivatives and hedging activities affect a company’s financial position, financial performance and cash flows. This standard is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The adoption of this standard did not have a material impact on our consolidated financial statements.
     See Note 2 of the Consolidated Financial Statements in Item 13 to this registration statement.
Off-Balance Sheet Arrangements
     We have not created, and are not party to, any special-purpose or off-balance sheet entities for the purpose of raising capital, incurring debt or operating our business. We do not have any off-balance sheet arrangements or relationships with entities that are not consolidated into our financial statements.
Inflation
     We believe that general inflation had no significant impact on our business, results of operations, financial condition or cash flows during the nine months ended September 30, 2009 or during the years ended December 31, 2008 and 2007. Absent changes in competitive and economic conditions in Detroit or specific events affecting the hotel and casino industry generally, we do not expect that inflation will have a significant impact on our operations in the future. Changes in specific prices, such as fuel and transportation prices, relative to the general rate of inflation may have a material adverse effect on the hotel and casino industry in general, and therefore our business, results of operations, financial condition and cash flows.

Business Seasonality
     Our gaming operations are affected by the weather. We have experienced downturns in customer volume during the summer months and increases in volume during winter months, although we do experience lower volume during severe winter storms. These seasonal and adverse weather conditions in the Detroit metropolitan area may discourage potential customers from visiting us. We believe we have also experienced downturns in customer volume as a consequence of nearby road repairs and construction, which generally occur in the spring, summer and fall, as well as during various sporting or entertainment events in downtown Detroit.
Quantitative and Qualitative Disclosures About Market Risk
     Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, foreign exchange and commodity prices. We do not believe we are subject to material risk from adverse changes in foreign exchange or commodity prices. We are subject to market risk from adverse changes in interest rates.
     Upon the Effective Date, we expect that we will borrow the $275.0 million of the Term Loan under the Exit Facility that will bear interest at a floating rate, that will be either a base rate (which will be no less than 3.5%), or at Greektown Holdings’ option, a LIBOR rate (which will be no less than 2.5%), plus an applicable margin of (i) 10% in the case of a base rate loan and (ii) 11% in the case of LIBOR rate loans. If interest rates hypothetically increase causing a 10% increase in the variable Term Loan interest rates for the year ended December 31, 2010, interest expense with respect to the expected Term Loan borrowings would increase by $3.6 million.
     We do not enter into derivative contracts for trading or speculative purposes, but we expect to enter into derivatives, particularly interest rate swaps, to protect interest rate exposure arising from our Exit Facility borrowings by effectively swapping them into fixed rates.
ITEM 3. PROPERTIES
     We own the land on which Greektown Casino (including the Expanded Complex) is located through Greektown LLC, except with respect to a portion of the Expanded Complex known as the St. Mary’s School Building which we lease from Adam J. Maida, Roman Catholic Archbishop of the Archdiocese of the City of Detroit. We also own various parking lots and garages that we own through either Greektown LLC, Contract Builders or Realty Equity. We believe that all of our current facilities are in good condition and are suitable and adequate for the purposes for which they are used.
     We have also entered into several non-cancelable operating leases, primarily for office space, equipment and vehicles; certain of these leases include escalation clauses relating to the Consumer Price Index, utilities, taxes and other operating expenses. Rental expense under these agreements for the nine months ended September 30, 2009 and 2008 was approximately $56,000 and $408,000, respectively, and for the years ended December 31, 2008, 2007 and 2006 was approximately $423,000, $2.6 million and $288,000, respectively.
     We sublease certain portions of our owned and leased facilities under operating leases. Rental income under these leases for the nine months ended September 30, 2009 and 2008 was approximately $393,000 and $511,000, respectively, and for the years ended December 31, 2008, 2007 and 2006 was approximately $660,000, $778,000 and $563,000, respectively.
ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
     The following table sets forth the expected beneficial ownership of the Company’s Class A Units as of the Effective Date for (i) each member of our board of managers (the “Board”), (ii) each named executive officer, (iii) each person known to Greektown and expected to be the beneficial owner of more than 5% of the Class A Units and (iv) the managers and named executive officers of Greektown as a group. No Class B Units will be outstanding as of the Effective Date. Beneficial ownership is determined according to the rules of the SEC, and generally means that a person has beneficial ownership of a security if he or she possesses sole or shared voting or investment power of that security, and includes any securities that a person has the right to acquire within 60 days. Except as indicated, all Class A Units are owned directly, and the person or entity has sole voting and investment power. The address for each manager and executive officer is c/o New Greektown Holdco LLC, 555 East Lafayette, Detroit, Michigan 48226.

	Class A Units
		% of Units
	Number of Units	Beneficially
Name and Address of Beneficial Owner	Beneficially Owned	Owned
Michael D. Rumbolz	0	0%
Anthony J. Brolick	0	0%
G. Michael Brown	0	0%
Randall Fine	0	0%
Chris Colwell	0	0%
Cliff Vallier	0	0%
Jason Pasko	0	0%
All Board members and named executive officers as a group (8 persons)	0	0%
ITEM 5. MANAGERS AND EXECUTIVE OFFICERS
Managers
     The following table sets forth the individuals that will be appointed as members of the Board as of the Effective Date.

Name	Age	Position
Michael D. Rumbolz	55	Manager
Anthony J. Brolick	59	Manager
G. Michael Brown	66	Manager
     Michael D. Rumbolz is the Managing Director of Acme Gaming LLC, a consulting company that provides development, merger, acquisition, strategic planning, legal, compliance and other services to businesses involved in regulated industries. Mr. Rumbolz has served as Managing Director of Acme Gaming LLC since July 2001. Since April 2005, Mr. Rumbolz has also served as a director of Employers Holdings, Inc., a public property and casualty insurance company located in Reno, Nevada. Additionally, Mr. Rumbolz was Chief Executive Officer and Chairman of the Board of Cash Systems, Inc., a public company, from January 2005 until the company was purchased by Global Cash Access Holdings, Inc. in August 2008.
     Anthony J. Brolick served as Executive Vice President of MGM Detroit from May 2003 until June 2008. Mr. Brolick has been retired since June 2008.
     G. Michael Brown is the founding partner of G. Michael Brown & Associates, a general practice law firm concentrating in matters of casino gaming law, where he has practiced since April 1982. Since August 2009, Mr. Brown has also been the Chairman of the Board of Empire Casino Inc. Additionally, Mr. Brown served as Casino Project Manager for the Downstream Casino Resort in Quapaw, Oklahoma since March 2007. From January 2008 to October 2008, Mr. Brown served as Gaming Management Consultant to the trustee/conservator of the Atlantic City Tropicana Casino Hotel in Atlantic City, New Jersey. From September 2005 until February 2007, Mr. Brown was Casino Project Manager for French Lick Springs Resort and Casino in French Lick, Indiana. Mr. Brown also served as President and Chief Executive Officer of Seneca Gaming Corporation from September 2002 to April 2005.
     All of the Company’s managers serve on the Board until their resignation, permanent incapacitation, death or removal. According to the terms of the Amended and Restated LLC Agreement (as defined below in Item 11—“Description of the Registrant’s Securities to be Registered—Class A Units”), and subject to the provisions of each manager’s board service agreement, managers shall be appointed to and removed from the Board only upon a majority vote of the Class A Units. The Board has the right (but not the obligation) to create and disband board committees and to determine the duties, responsibilities, activities and composition of board committees. There are presently no board committees.
Executive Officers
     The following table sets forth the individuals who will be the officers of the Company as of the Effective Date and their respective positions with each of the Company, Greektown Holdings and Greektown LLC:

Name	Age	Position
Randall Fine	35	Chief Executive Officer
Chris Colwell	40	General Manager
Cliff Vallier	49	Chief Financial Officer
Jason Pasko	41	Senior Director of Finance
     Randall Fine will serve as the Chief Executive Officer of the Company as of the Effective Date. Mr. Fine has been the Chief Executive Officer of Greektown LLC and Greektown Holdings since April 2009. Mr. Fine has also served as the Managing Director of Fine Point since July 2005, an international strategy consultancy firm founded by Mr. Fine that specializes in customer relationship marketing, loyalty program development and new product development and distribution in the gaming, cruise lines and health care industries. Mr. Fine was Senior Vice President of Marketing from May 2004 to July 2005 at American Casino & Entertainment Properties, LLC, which owns and operates multiple gaming and entertainment properties.
     Chris Colwell will serve as the General Manager of the Company as of the Effective Date. Mr. Colwell has been the General Manager of Greektown LLC since June 2009. Mr. Colwell has also been a Senior Vice President with Fine Point since September 2008 and was a Senior Associate from September 2007 to January 2008. Mr. Colwell was the Director of Project Development at Station Casinos from January 2008 to August 2008, where he was responsible for project management and analysis for Viva Resort and Casino. Additionally, Mr. Colwell was an Associate from May 2007 to January 2008 at CPC Consulting, where Mr. Colwell provided gaming industry consulting services to the financial community and other gaming entities. Mr. Colwell has also previously been employed at Bally Technologies, a slot manufacturing company, where he served as Vice President from January 2005 to May 2007 and as Director of National Account Sales from August 2004 to January 2005.
     Cliff Vallier will serve as the Chief Financial Officer of the Company as of the Effective Date. Mr. Vallier has been the Chief Financial Officer and Assistant General Manager of Greektown LLC and Greektown Holdings since December 2006 and was also the interim CEO of each entity from November 2008 until April 2009. He also served as Vice President of Finance and Accounting and Guest Services of Greektown LLC from February 2004 to December 2006 and as Senior Director of Finance of Greektown LLC from July 2002 to February 2004.
     Jason Pasko will serve as the Senior Director of Finance of the Company as of the Effective Date. Mr. Pasko has been the Senior Director of Finance of Greektown LLC and Greektown Holdings since September 2007. Mr. Pasko previously served as Greektown LLC’s Casino Controller from August 2002 to September 2007.
     Randall Fine and Chris Colwell hold their current positions with Greektown LLC pursuant to employment agreements entered into in connection with the Consulting Agreement, which will terminate by its terms on the Effective Date. It is expected that the Consulting Agreement will be replaced in its entirety by a new operating agreement between the Company and Fine Point (the “Fine Point Operating Agreement”), pursuant to which Mr. Fine and Mr. Colwell will hold their positions with the Company as of the Effective Date, provided that Mr. Fine and Mr. Colwell will be employed by Fine Point and will not be employed by the Company. For further details on the Consulting Agreement and the Fine Point Operating Agreement, see Item 7 — “Certain Relationships and Related Transactions, Director/Manager Independence.”

ITEM 6. EXECUTIVE COMPENSATION
Compensation Discussion and Analysis
     The decisions relating to compensation for our executive officers for 2008 and 2009 occurred prior to the Effective Date. The following discussion therefore reflects the policies and decision making processes in effect prior to that date. We have not determined what changes, if any, we will make to these policies and processes.
     The board of managers of Greektown LLC is authorized to review and approve annually all compensation decisions relating to the executive officers of Greektown Casino. This section explains how Greektown LLC’s compensation program is structured for its Chief Executive Officer, Chief Financial Officer and the other executive officers named in the Summary Compensation Table (the “named executive officers”).
     Compensation Objectives and Philosophy for Named Executive Officers
     Greektown LLC does not have a formal compensation philosophy for its compensation program for the named executive officers, but generally the program is designed to provide total compensation that the board of managers of Greektown LLC believes is both fair and competitive in order to attract and retain key executives. In establishing compensation for named executive officers, the board of managers may consider individual performance reviews and experience, Greektown LLC’s performance on a short-term and long-term basis, external market pressures and hiring and retention needs.
Determining Compensation for Named Executive Officers
     Management makes recommendations to the board of managers of Greektown LLC regarding annual compensation for the executive officers of Greektown LLC. The board of managers of Greektown LLC reviews and approves all compensation decisions relating to the executive officers. The board did not use a compensation consultant to establish or administer the executive compensation program for 2008, nor did it engage in benchmarking to determine the amount of elements of executive compensation.
Elements of Compensation for 2008 for Named Executive Officers
     Greektown LLC’s compensation program for 2008 for the named executive officers generally consisted of a base salary. For 2008, the board of managers of Greektown LLC determined not to increase salaries from 2007 based, we believe, on the performance of Greektown Casino and Greentown LLC’s need to conserve cash. The board of managers of Greektown LLC eliminated Greektown LLC’s bonus program in September 2006.
     Greektown LLC offers additional benefits designed to be competitive with overall market practices, and to attract and retain the talent needed in Greektown LLC. The named executive officers are eligible to participate in our general benefit programs which we maintain for our eligible employees. The programs include health care, dental and vision coverage, life, accidental death and dismemberment and long-term disability insurance, and paid holidays. Greektown LLC also made matching contributions to employees’ 401(k) accounts through December 2008, at which time the matching contribution was terminated for all employees in an effort to conserve cash. Greektown LLC also paid country club membership fees for Craig Ghelfi, the Chief Executive Officer of Greektown LLC, during 2008.
     Greektown LLC does not maintain a defined benefit pension plan or a nonqualified deferred compensation plan. None of the named executive officers received any equity-based compensation in 2008 nor were any named executive officers a party to any employment, severance or change of control agreements.
Changes to 2009 Compensation for Named Executive Officers
     On November 1, 2008, Craig Ghelfi, the Chief Executive Officer of Greektown LLC resigned. On December 31, 2008, Greektown LLC entered into the Consulting Agreement with Fine Point. After the approval of the MGCB on April 14, 2009, Fine Point’s Managing Director, Randall A. Fine, was appointed (and is currently)

Chief Executive Officer of Greektown LLC. Other employees of Fine Point also serve as executive officers of Greektown LLC. Greektown LLC pays a nominal salary of $24,000 a year plus a gross up for income taxes to each of these Fine Point employees for regulatory reasons. Amounts that we pay to these Fine Point employees are offset against the fees that we pay to Fine Point under the Consulting Agreement. Fine Point also pays a salary to its employees that are serving as executive officers of Greektown LLC. Greektown LLC does not have any input into the salary paid by Fine Point to its employees.
     In 2008, the board of managers of Greektown LLC determined not to increase the base salaries of the named executive officers in 2009.
     On April 1, 2009, the board of managers of Greektown LLC, at the suggestion of Fine Point, implemented a quarterly bonus program for the 50 most highly compensated employees. The goal of the bonus program is to link a portion of these employees’ total compensation to achievements in meeting or exceeding established quarterly goals for Greektown LLC’s earnings before interest, taxes, depreciation, amortization and reorganization costs (“EBITDAR”). The base salaries of those participating in the bonus program were reduced by 10% to 30%, with the reduction depending on the employee’s level of responsibility and amount of base salary. The amount of the target bonus for an employee is between 10% and 40% of the employee’s reduced based salary, with the amount depending upon the employee’s level of responsibility and amount of base salary. Officers that are employees of Fine Point are not eligible to participate in the bonus program.
     The salary reduction and amount of bonus as a percentage of reduced based salary for each of the named executive officers that are eligible to participate in the bonus program and that are employed by us as of the date of this registration statement are shown in the table below:

		Amount of Bonus as a
	Reduction in	Percentage of Reduced
Name	Base Salary	Base Salary
Cliff Vallier	$108,754	50%
William Williams	$77,857	40%
Jason Pasko	$42,208	30%
     The target bonus is earned based on performance against the EBIDTAR goal set by the board of managers. The target EBITDAR is 150% of the budgeted EBITDAR, which means that employees will earn 100% of their bonus if actual EBITDAR is 150% of budgeted EBITDAR. Employees can earn more than the target bonus (up to a maximum set by the board of managers of 280% of the target bonus) if the EBITDAR target is exceeded, less than the target bonus award if EBITDAR is not achieved at the target level but achieved above a threshold level set by the committee (which is 110% of budgeted EBITDAR), and no bonus if EBITDAR fails to meet the threshold level of performance. In determining actual awards under the bonus program, the board of managers does not have discretion to change the amount of awards. Awards are measured and paid on a quarterly basis.
     The board of managers believes that one of the most important measurements of Greektown LLC’s performance is its ability to service its obligations and that EBITDAR is the most appropriate measurement of free cash flow for that purpose. Maximum levels and potential payouts were established to encourage above-goal performance and results that exceed expectations. Similarly, we believe that if we do not meet goals that are established to generate cash flow, management incentive payments should be reduced accordingly.
Executive Compensation
Summary Compensation Table
     The following table sets forth all compensation paid or earned by the following individuals in fiscal year 2008.

			All Other
Name and Position	Year	Salary ($)	Compensation ($) (1)	Total ($)
Craig I. Ghelfi (2) Chief Executive Officer of Greektown Holdings and Greektown Casino	2008	$535,508	$31,970	$567,478
Cliff Vallier (3) Chief Financial Officer of Greektown Holdings and Greektown Casino	2008	362,514	24,865	387,379
William M. Williams Vice President of Guest Services of Greektown LLC	2008	256,034	24,865	280,899
John McGinty (4) Vice President of Casino Operations of Greektown LLC	2008	161,494	22,785	184,279
Jason Pasko Senior Director of Finance of Greektown LLC	2008	168,834	10,975	179,809

(1)	Represents the incremental cost to Greektown LLC of all personnel benefits, including medical, dental, vision, life, long-term disability and accidental death and dismemberment insurance and its match for its 401(k) plan, to our named executive officers. These personnel benefits are available to all employees of Greektown LLC in accordance with its standard employment practices, and, in the case of Mr. Ghelfi, country club membership dues and expenses.

(2)	Mr. Ghelfi resigned effective November 1, 2008.

(3)	Mr. Vallier served as Interim Chief Executive Officer of Greektown LLC from November 1 until April 14, 2009, when Randall A. Fine was appointed Chief Executive Officer of Greektown LLC.

(4)	Mr. McGinty resigned effective August 8, 2008.
Board Compensation
Board Service Agreements
     Each of the three members of the Board that will be appointed to the Board as of the Effective Date will enter into a board service agreement that will be substantially the same for each Board member (the “Board Service Agreement”). The material terms of the Board Service Agreement are summarized below. A form of the Board Service Agreement is attached as an exhibit to this registration statement and qualifies the following summary in its entirety:
     Term and Termination. Each Board Service Agreement will be effective on the Effective Date and will continue for as long as the applicable Board member remains appointed to the Board (and the boards of the Company’s subsidiaries). Board members may be removed from the Board (and the boards of the Company’s subsidiaries) in accordance with the applicable organizational documents of the subject entity.
     Duties. In his capacity as a member of the Board (and of each of the boards of the Company’s subsidiaries), the Board member shall perform the duties and fulfill the responsibilities as are normally related to being a board member, in accordance with the provisions of the applicable charter and organizational documents and/or the Delaware Limited Liability Company Act, the Michigan Limited Liability Company Act or the Michigan Business Corporation Act, in each case as applicable. The Board member’s duties with regard to being a manager shall be as set forth in the applicable organizational documents of the subject entity, including, but not limited to, attending and participating in board meetings, assisting with the overall implementation of business plans and objectives and fulfilling such other duties as assigned by the entity from time to time.
     Payment. During the period that a member serves on the Board (and the boards of the Company’s subsidiaries), the Company will compensate him for all board-related work and activities in an aggregate amount of $100,000 annually, payable monthly on the first day of each month. In addition, (i) the Company will reimburse each Board member for any reasonable expenses incurred in the performance of his duties and (ii) each Board member will be entitled to receive a success exit fee upon a sale of the Company. The success exit fee will be in an amount equal to one of the following:

•	If the purchase price paid with respect to a sale of the Company is less than $600 million, the Company will pay to each Board member an amount in cash equal to one-third of 0.15% of the purchase price;

•	If the purchase price paid with respect to a sale of the Company is equal to or greater than $600 million, but less than or equal to $700 million, the Company will pay to each Board member an amount equal to one-third of 0.25% of the purchase price; or

•	If the purchase price paid with respect to a sale of the Company is greater than $700 million, the Company will pay to each Board member an amount equal to one-third of 0.35% of the purchase price.
Compensation Committee Interlocks and Insider Participation
     No Board member is or has been an officer or employee of Greektown. Additionally, in 2008, none of the executive officers of Greektown served on the board or compensation committee (or committee performing equivalent functions) of any other company that had one or more executive officers serving on the Board.
ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, DIRECTOR/MANAGER INDEPENDENCE
Related Person Transaction Policy
     Greektown LLC has established a policy that each related person transaction or series of related transactions reasonably anticipated to exceed $50,000 annually is subject to approval by the board of Greektown LLC. Quarterly and annual updates are provided to the board for its continuing oversight. The board seeks to ensure that Greektown LLC’s involvement is on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third party and is in its best interest.
     Further, Greektown LLC has a related person policy regarding vendor and supplier relationships with Greektown LLC. Specifically, employees (and any relatives of employees) are prohibited from engaging in business with Greektown Casino. Employees are required to be forthcoming regarding all relationships with vendors or suppliers and must immediately inform our compliance department of their ownership and/or their relative’s ownership in a vendor or supplier providing goods or services to Greektown Casino. Employees who wish to engage in business (directly or indirectly) with Greektown Casino must resign as an employee. Failure to comply with the policy will result in disciplinary action up to and potentially including termination of employment and termination of any related vendor agreements with Greektown Casino.
     Any third party vendor or supplier to Greektown LLC is subject to the licensure requirements of the MGCB, unless deemed exempt. The MGCB generally does not review the substance of the contracts, but the MGCB has the right to conduct an investigation if it determines that a proper bid process was not conducted, the contract is commercially unreasonable or the contract is related to an improper subject matter. The MGCB may impose disciplinary measures against Greektown LLC in respect of such investigation. In the event a former employee’s required vendor or supplier license (or exemption from obtaining a vendor or supplier license) is withdrawn, revoked or suspended by the MGCB, any related vendor or supplier agreements will automatically be terminated by Greektown Casino.
Transactions with Related Persons
Post-Effective Time Related Person Transactions
     The Fine Point Operating Agreement. Randall A. Fine, the current Chief Executive Officer of Greektown Holdings, is the Managing Director of Fine Point. As described above in Item 2—“Financial Information,” Greektown LLC and Fine Point entered into the Consulting Agreement as of December 31, 2008, which will terminate by its terms on the Effective Date. As of the Effective Date, the Consulting Agreement will be replaced in its entirety by the Fine Point Operating Agreement, and Mr. Fine will be the Chief Executive Officer of the Company as of the Effective Date. The material terms of the Fine Point Operating Agreement are summarized below and are qualified in their entirety by the form of Fine Point Operating Agreement that is attached as an exhibit to this registration statement.
•	Term and Termination. The Fine Point Operating Agreement will be entered into as of the Effective Date between the Company and Fine Point, and it will expire upon the earlier to occur of the following: (i) a sale of the Company or (ii) the third anniversary of the date of the Fine Point Operating Agreement. The Fine Point Operating Agreement may be earlier terminated (1) by the Company at any time without cause (as defined in the Fine Point Operating Agreement) upon 30 days’ prior written notice to Fine Point, (2) by the Company at any time for cause, (3) by Fine Point upon 30 days’ written notice to the Company following a material breach of the Fine Point Operating Agreement by the Company or (4) by the Company if certain regulatory requirements are not satisfied by Fine Point.

In the event that the Fine Point Operating Agreement is terminated by the Company without cause prior to the expiration of the term of the agreement, Fine Point shall be entitled to the payment by the Company of (i) any accrued but unpaid Base Fee (as defined below) plus the lesser of (x) $900,000 or (y) the number of months remaining under the term multiplied by the Base Fee (any remaining partial months shall be prorated), (ii) a short-term success fee (as described below), (iii) any unpaid expenses and (iv) the exit fee (as described below).

•	Services. Pursuant to the Fine Point Operating Agreement, Fine Point will be responsible for managing and operating the day-to-day operations of Greektown Casino on behalf and for the account of the Company. Fine Point will provide the Company with senior management personnel to provide executive management services. Each of the senior management personnel provided by Fine Point will be employed by Fine Point and will not be employed by the Company. It is expected that, as of the Effective Date, Randall Fine and Chris Colwell will serve as the Chief Executive Officer and General Manager, respectively, for each of the Company, Greektown Holdings and Greektown LLC. Fine Point and Mr. Fine will report directly to the Board.

•	Payment. Fine Point will receive $150,000 per month for its services (the “Base Fee”), provided that the Base Fee shall be prorated for any partial months. Additionally, Fine Point is entitled to (i) quarterly “success fee” payments, with the amount of success fee payments conditioned upon the Company exceeding certain established financial performance goals provided in the Fine Point Operating Agreement, and (ii) an exit fee of $3 million upon the sale of the Company for a purchase price in excess of the threshold amount provided in the Fine Point Operating Agreement. Fine Point is also entitled to the reimbursement of necessary and reasonable expenses (including legal fees and temporary housing expenses) incurred by it in the performance of its obligations under the Fine Point Operating Agreement up to $75,000 per quarter. Any expenses exceeding $75,000 will be reimbursed only with the prior written approval of the Company’s board.

•	Board Observation Rights. The Fine Point Operating Agreement grants to Mr. Fine, in his capacity as the Company’s Chief Executive Officer, the right to observe meetings of the Board other than those meetings that involve or relate to the assessment of the performance of Fine Point or Mr. Fine with respect to the operation of the Company.

•	Exclusivity and Non-Solicitation. The Fine Point Operating Agreement also contains exclusivity and non-solicitation provisions that are standard for agreements of this nature that generally (i) prohibit Fine Point from providing services to competitors of the Company and (ii) prohibit each party from soliciting employees of the other party, in each case during the term of the Fine Point Operating Agreement and for the twelve months thereafter.
     Exit Facility. As discussed in Item 2—“Financial Information-Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources,” upon the Effective Date, we expect that Greektown Holdings will secure access to up to $290 million in exit financing through the Exit Facility consisting of the four-year Term Loan of $275 million and the Revolving Loan of $15 million. We expect that the co-lead arrangers and joint book runners for the Exit Facility will be certain of the holders of Class A Units of the

Company. See Item 4—“Security Ownership of Certain Beneficial Owners and Management” for a list of the beneficial owners of the Company’s Class A Units.
Pre-Effective Time Related Person Transactions
     As previously discussed, as of the Effective Date the Company will hold all of the issued and outstanding membership interests of Greektown Holdings, which holds all of the issued and outstanding membership interests of Greektown LLC. However, prior to the Effective Date, the direct and indirect ownership of Greektown Holdings is as follows:
•	Kewadin Greektown and Monroe, collectively, hold 100% of Greektown Holdings’ membership interests.

•	The majority of Monroe’s membership interests are held by Kewadin Greektown (approximately 97.2%) and the remaining membership interests are held by a group of investors, which includes Ted Gatzaros, a former member of the Greektown LLC board, and Marvin W. Beatty, a former member of the boards of Greektown LLC and Greektown Holdings.

•	Kewadin Casinos Gaming Authority (“Kewadin Authority”) holds 100% of Kewadin Greektown’s membership interests.

•	Kewadin Authority is 100% owned by the Sault Ste. Marie Tribe of Chippewa Indians (the “Tribe”).
     The following discussion describes transactions with certain of these related persons, among others, occurring since the beginning of 2006. Upon the Effective Date, Kewadin Greektown, Kewadin Authority, Monroe and the Tribe will no longer be related persons to Greektown.
     Equity Contributions from Kewadin Greektown. In November 2007, Kewadin Greektown made a $35 million equity contribution to Greektown Holdings to cure non-compliance with certain financial covenants under the Pre-petition Credit Facility. Additionally, Kewadin Greektown made equity contributions of $600,000, $10 million and $1.5 million to Greektown Holdings for construction fees related to construction of the Expanded Complex in January 2008, March 2008 and May 2008, respectively.
     Management Agreement with the Tribe. Greektown LLC was a party to a management services agreement (the “Tribe Services Agreement”) with the Tribe in January 2001, which required Greektown LLC to pay the Tribe a base management fee per month (the “Management Fee”), as well as reimbursement of travel, lodging and out-of-pocket expenses incurred and all reasonable salary costs and fringe benefit expenses of key personnel. Total fees paid pursuant to the Tribe Services Agreement were not to exceed $2 million annually (the “Fee Cap”). The Management Fee and Fee Cap were adjusted annually to reflect any change in the Consumer Price Index. The total expense incurred by Greektown LLC in connection with the Tribe Service Agreement for each of the years ended December 31, 2006 and 2007 was approximately $1.2 million and $1.3 million, respectively. The Tribe Services Agreement was rejected pursuant to an order entered by the Bankruptcy Court on October 27, 2008 and payments pursuant to this agreement are no longer allowable.
     Certain Business Transactions with Related Persons. Greektown LLC periodically enters into certain business transactions with persons related to the direct or indirect ownership of their member interests. Since 2006, Greektown LLC has entered into the following related person transactions:
•	Greektown LLC has entered into various transactions with New Millennium Advisors, LLC to purchase uniforms used in the operation of Greektown Casino (e.g., uniforms for dealers, kitchen staff, security, etc.) which totaled approximately $161,000, $129,000 and $83,000 for the years ended December 31, 2006, 2007 and 2008, respectively. New Millennium Advisors, LLC is owned, in whole or in part, by Marvin Beatty, a former director of Greektown Holdings and Greektown LLC and current member of Monroe.

•	Customers of Greektown Casino have the ability to earn food comps for use at Fishbones, an upscale seafood restaurant located near Greektown Casino. Greektown reimburses Fishbones at a discounted rate for the costs to Fishbones for providing food to customers redeeming the comps. Greektown LLC expenses with respect to the Fishbones comps totaled approximately $1 million for the year ended December 31, 2008 and $529,000 for the nine months ended September 30, 2009. Fishbones is owned in part by Ted Gatzaros, a former director of Greektown LLC and current member of Monroe.

•	Customers of Greektown Casino have the ability to earn hotel comps for use at the Atheneum Suite Hotel, an all-suite hotel located near Greektown Casino. Greektown reimburses the Atheneum Suite Hotel at a discounted rate for the costs to the hotel for providing lodging to customers redeeming the comps. Greektown LLC expenses with respect to the Atheneum Suite Hotel comps totaled approximately $306,000 for the year ended December 31, 2008 and $168,000 for the nine months ended September 30, 2009. The Atheneum Suite Hotel is owned in part by Ted Gatzaros, a former director of Greektown LLC and current member of Monroe.
     Accounts Receivable with Monroe. “Accounts Receivable—Monroe” includes $298,000 as of December 31, 2008 for amounts due from Monroe for historical tax distributions made by Greektown LLC.
     Consulting Agreement with Fine Point. Randall A. Fine, the current Chief Executive Officer of Greektown Holdings, is the Managing Director of Fine Point. As described above in Item 2—“Financial Information,” Greektown LLC and Fine Point entered into the Consulting Agreement as of December 31, 2008, which will terminate by its terms on the Effective Date and will be replaced in its entirety by the Fine Point Operating Agreement. The material terms of the Consulting Agreement are summarized below and are qualified in their entirety by the Consulting Agreement that is attached as an exhibit to this registration statement.
•	Term and Termination. The Consulting Agreement will expire upon the earlier to occur of the following: (i) a sale of substantially all of the assets of Greektown LLC, (ii) the Effective Date or (iii) December 31, 2009. The Consulting Agreement may be earlier terminated by Greektown LLC (x) upon 15 days’ prior written notice to Fine Point if the consolidated earnings of Greektown Holdings falls below certain thresholds, (y) upon 15 days’ prior written notice to Fine Point if Fine Point materially breaches the Consulting Agreement or (z) if certain regulatory requirements are not satisfied by Fine Point.

•	Services. Pursuant to the Consulting Agreement, Fine Point provides comprehensive marketing and operations consulting services for Greektown LLC. The Consulting Agreement provides that these services shall be provided by certain employees of Fine Point (or other persons approved by Greektown LLC), who each entered into employment agreements with Greektown LLC to serve as Greektown LLC’s Chief Executive Officer, Vice President of Marketing and General Manager. These employment agreements will not be effective as of the Effective Date. Fine Point reports directly to the board of Greektown LLC.

•	Payment. Fine Point receives $150,000 per month for its consulting services, provided that this fee (i) shall be prorated for any partial months, (ii) shall be reduced by an amount equal to the gross monthly salary of each employee of Fine Point employed by Greektown LLC and (iii) shall not be exceeded by the aggregate gross monthly salaries of all employees of Fine Point employed by Greektown LLC. Additionally, Fine Point is entitled to (x) the reimbursement of necessary and reasonable expenses incurred by it in the performance of its obligations under the Consulting Agreement and (y) quarterly “success fee” payments, with the amount of success fee payments conditioned upon Greektown LLC exceeding certain established financial performance goals provided in the Consulting Agreement.

•	Exclusivity and Non-Solicitation. The Consulting Agreement also contains exclusivity and non-solicitation provisions that are standard for agreements of this nature that generally (i) prohibit Fine Point from providing services to competitors of Greektown LLC and (ii) prohibit each party from soliciting employees of the other party, in each case during the term of the Consulting Agreement and for twelve months thereafter.

Manager Independence
     For purposes of this registration statement, the independence of our managers is determined under the corporate governance rules of the Nasdaq Stock Market. The independence rules of the Nasdaq Stock Market include a series of objective tests, including that an “independent” person shall not be employed by us and shall not be engaged in various types of business dealings with us. In addition, the Board is required to make a subjective determination as to each person that no relationships exist which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the person’s responsibilities. It has been determined that each of the members to be appointed to the Board as of the Effective Date are independent persons.
ITEM 8. LEGAL PROCEEDINGS
Legal Proceedings
     We are party to various legal and governmental proceedings arising in the ordinary course of business in addition to the current bankruptcy proceedings described in Item 1—“Business.” We believe that the pending ordinary course claims will be resolved in the bankruptcy proceedings and will not, in the aggregate, have a material adverse effect on our business, financial position, results of operations or cash flows.
ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS
     There currently is no, and we do not anticipate a, public market for any of our Units (as defined below in “Class B Units”). We do not intend to pay any cash dividends in the foreseeable future other than ordinary course tax distributions to members of the Company as further discussed below in Item 11—“Description of the Registrant’s Securities to Be Registered.”
ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES
     On the Effective Date, pursuant to the Plan of Reorganization, we will issue ___Class A Units in the aggregate to the Company’s pre-petition secured lenders. This issuance is exempt from the registration requirements of the Securities Act of 1933 pursuant to Section 1145 of the Bankruptcy Code.
ITEM 11. DESCRIPTION OF THE REGISTRANT’S SECURITIES TO BE REGISTERED
Class A Units
     Upon the Effective Date, the capital structure of the Company will solely consist of ___ issued and outstanding Class A Units, which are being registered by this registration statement. Our amended and restated limited liability company agreement (the “Amended and Restated LLC Agreement”), a form of which is attached to this registration statement and which will be effective as of the Effective Date, provides further information regarding our Class A Units and qualifies the below summary in its entirety.
Class B Units
     The Company will also be authorized to issue Class B Units in the Company (the “Class B Units,” and together with the Class A Units, the “Units”), which will not have any voting rights and will only be able to be held by natural persons. Each Class B Unit will represent the same economic ownership interest in the Company as each Class A Unit. Class B Units are not being registered by this registration statement. The Class B Units will not be entitled to distributions made by the Company other than tax distributions and distributions made in connection with a sale of substantially all of the assets of the Company.

Summary of Unit Terms
     Issuance of Additional Units. The Board will not have the right to cause the Company to issue or sell to any person (including members and affiliates of members) (i) additional Units (including new classes or series thereof) and (ii) obligations, indebtedness or other securities or interests convertible into or exchangeable for Units, in each case without the prior written consent of the members holding at least 66 2/3% of the aggregate amount of issued and outstanding Class A Units. There will be no limit on the amount of Units that the Company can issue.
     Transfer Restrictions. Without the prior written consent of the Board (which consent may be withheld in its sole discretion), no member will be permitted to transfer any Units to any person. The restrictions on transfer will not apply to (i) those proposed transfers that the Board does not reject in writing by the close of business on the seventh calendar day following the calendar day on which the Board receives written notice of the proposed transfer, (ii) transfers by members properly made in the event of certain corporate transactions allowed pursuant to the Amended and Restated LLC Agreement, if any (e.g., sale of the Company) and (iii) transfers to any affiliate of a member, provided that the affiliate agrees to transfer the Units back to the original member (or another affiliate of the member) in the event that the affiliate relationship with the member ceases for any reason.
     Class A Unit Voting Rights. Holders of our Class A Units will be entitled to one vote on each matter that is submitted to a vote to the Class A Unit holders. The approval of a majority of the votes of the Class A Unit holders will be required for the following matters: (i) the appointment and removal of managers and (ii) the decision to take any “major decisions.” A “major decision” will consist of any decision to:
•	enter into or terminate any contract, arrangement or agreement with, or materially amend, repeal, modify or waive any material provision of any contract, arrangement or agreement, with any manager, executive officer, any third party manager or operator of the Greektown Casino or the Company or any of its subsidiaries;

•	merge or consolidate with any person or sell, exchange, transfer, contribute, mortgage, pledge, encumber, lease or otherwise dispose of or transfer all or substantially all of the assets of the Company or any of its subsidiaries;

•	authorize or conduct any sale of the Company;

•	invest any of the Company’s assets in excess of $10,000,000;

•	incur any indebtedness in excess of $10,000,000;

•	materially amend the Amended and Restated LLC Agreement;

•	adopt any material changes in the structure or business purpose of the Company;

•	cause the Company to be treated as anything other than a partnership for U.S. federal income tax purposes;

•	voluntarily file a petition for bankruptcy or make any assignment for the benefit of creditors with respect to the Company or any of its subsidiaries or liquidate, dissolve or wind up the Company or any of its subsidiaries (including any sale of the Company);

•	invest in, loan or advance to, or guarantee the obligations of, any person or entity in excess of $1,000,000;

•	approve of all distributions (except for tax distributions) whether payable in cash or in property to be made by the Company to the members; or

•	approve the transfer or sale of all or any portion of the real property.
     Preemptive Rights. Each holder of Class A Units who is an “accredited investor” will have the right, if the Company proposes to offer additional Units to any person, to purchase that portion of Units equal to (i) the number of Class A Units then held by the member divided by (ii) all of the Class A Units held by members electing to exercise such rights. Additional Units shall be purchased within 30 business days from notice by the Company and on the same terms as they are purchased by other third party purchasers of the Units. The preemptive rights will terminate upon an initial public offering of a sale of the Company.
     Distributions. All operating distributions to Unit holders and distributions to Unit holders upon a sale of substantially all the assets of the Company are subject to (i) the approval of a majority of the votes of the Class A Unit holders, (ii) the terms and conditions of any indebtedness incurred by the Company or its subsidiaries and (iii) the obligation of the Company to make tax distributions. These distributions, if any, shall be made in accordance with the order and priority set forth in the Amended and Restated LLC Agreement. No member will have the right to withdraw capital or demand or receive distributions or other returns of any amount.
     Tax Distributions. On the first day of the fourth, sixth, ninth and twelfth month of each calendar year, to the extent of available cash of the Company and so long as the Board has not determined that the distribution is prohibited, each Unit holder shall be entitled to a tax distribution in an amount equal to the holder’s estimated tax amount for the quarter in which the distribution is being made.
ITEM 12. INDEMNIFICATION OF DIRECTORS/MANAGERS AND OFFICERS
     The Company is a limited liability company organized under the laws of the State of Delaware. Delaware laws allow that a written operating agreement may provide for indemnification of a member or manager for judgments, settlements, penalties, fines or expenses incurred in a proceeding to which a person is a party because the person is or was a member or manager. Article 5 of the Amended and Restated LLC Agreement will provide that the Company will indemnify, to the fullest extent permitted by law, each person who was or is a party or is threatened to be made a party to a threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or arbitrative or any appeal in any proceeding or any inquiry or investigation that could lead to the proceeding, by reason of the fact that the person is or was a member, manager, officer or third party manager of the Company (or a member, manager, officer or third party manager of one of its subsidiaries).
     There is no pending litigation or proceeding involving a member, manager, officer or third party manager of the Company as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any member, manager, officer or third party manager.
ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
     The financial statements required to be included in this registration statement appear immediately following the signature page to this registration statement beginning on page F-1.
ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE
Prior Independent Registered Accounting Firm
     KPMG LLP (“KPMG”) was previously the principal accountant for Greektown Holdings. On July 13, 2007, KPMG declined to stand for reappointment as the auditor of Greektown Holdings for the 2008 fiscal year. On January 22, 2008, KPMG and Greektown Holdings agreed that KPMG would not provide an audit of Greektown Holdings for the year ended December 31, 2007.
     During the year ended December 31, 2006 and the subsequent period through January 22, 2008, there were no (1) disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which, if not resolved to KPMG’s satisfaction, would have caused KPMG to make reference thereto in its report on the consolidated financial statements of Greektown Holdings or (2) reportable events.
     KPMG’s report on the consolidated financial statements of Greektown Holdings during the year ended December 31, 2006 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principle.
     We have furnished KPMG with a copy of the foregoing disclosure and requested that KPMG furnish us with a letter addressed to the SEC, stating whether KPMG agrees with the statements made herein and, if not, stating the respects in which it does not agree. A copy of the letter is filed as Exhibit 16.1 to this registration statement.
Engagement of Ernst & Young LLP
     Greektown Holdings engaged Ernst & Young LLP (“E&Y”) as its independent registered public accounting firm on February 21, 2008.
     During the years ended December 31, 2006 and 2007, and through January 22, 2008, Greektown Holdings did not consult with E&Y regarding any of the following:
•	the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered, and neither a written report nor oral advice was provided to Greektown Holdings that E&Y concluded was an important factor considered by Greektown Holdings in reaching a decision as to an accounting, auditing or financial reporting issue; or

•	any matter that was the subject of a disagreement as described in Item 304(a)(1)(iv) of Regulation S-K or a reportable event as described in Item 304(a)(1)(v) of Regulation S-K.
     E&Y’s reports on Greektown Holdings’ consolidated financial statements for each of the years ended December 31, 2007 and 2008 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle, except that E&Y’s report on Greektown Holdings’ consolidated financial statements as of and for the years ended December 31, 2007 and December 31, 2008 contained a qualification stating that such financials were prepared assuming that Greektown Holdings would continue as a going concern but certain factors exist that raise substantial doubt about its ability to do so.
ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS
(a) Financial Statements
Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets as of September 30, 2009, December 31, 2008 and December 31, 2007
Consolidated Statements of Operations for the nine months ended September 30, 2009 and 2008 (unaudited) and the years ended December 31, 2008 and 2007
Consolidated Statements of Members’ Deficit for the years ended December 31, 2007 and 2008 and the nine months ended September 30, 2009
Consolidated Statements of Cash Flows for the nine months ended September 30, 2009 and 2008 (unaudited) and the years ended December 31, 2008 and 2007
Notes to Consolidated Financial Statements
(b)	A list of exhibits filed with this registration statement is included in the Exhibit Index immediately preceding such exhibits and is incorporated herein by reference.

SIGNATURES
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

NEW GREEKTOWN HOLDCO LLC

/s/ Anthony J. Brolick

Date: October 30, 2009

Consolidated Financial Statements
Greektown Holdings, L.L.C.
(Debtor-In-Possession)
Nine-Month Period Ended September 30, 2009 and
Years Ended December 31, 2008 and 2007
With Report of Independent Registered Public Accounting Firm

Greektown Holdings, L.L.C.
(Debtor-In-Possession)
Consolidated Financial Statements
Nine-Month Period Ended September 30, 2009 and
Years Ended December 31, 2008 and 2007
Contents

Report of Independent Registered Public Accounting Firm	F-3
Audited Consolidated Financial Statements
Consolidated Balance Sheets	F-4
Consolidated Statements of Operations	F-6
Consolidated Statements of Members’ Deficit	F-7
Consolidated Statements of Cash Flows	F-8
Notes to Consolidated Financial Statements	F-9
EX-2.1
EX-3.1
EX-3.2
EX-4.1
EX-10.1
EX-10.2
EX-10.3
EX-10.5
EX-10.6
EX-16.1
EX-21.1

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Members of
Greektown Holdings, L.L.C.
We have audited the accompanying consolidated balance sheets of Greektown Holdings, L.L.C. (Debtor-in-Possession and the “Company”) as of September 30, 2009 and December 31, 2008 and 2007, and the related consolidated statements of operations, members’ deficit, and cash flows for the nine-month period ended September 30, 2009 and the years ended December 31, 2008 and 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Greektown Holdings, L.L.C. at September 30, 2009 and December 31, 2008 and 2007, and the consolidated results of its operations and its cash flows for the nine-month period ended September 30, 2009 and the years ended December 31, 2008 and 2007 in conformity with U.S. generally accepted accounting principles.
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the notes to the consolidated financial statements, the appropriateness of using the going-concern basis for the Company’s financial statements is dependent upon, among other things: the Company’s ability to comply with the terms and conditions of the debtor-in-possession financing agreement; to obtain confirmation of a plan of reorganization under Chapter 11 of the United States Bankruptcy Code; to improve profitability; to generate sufficient cash flow from operations to satisfy liabilities as they come due; and to obtain additional financing to meet the Company’s future obligations. These conditions raise substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also described in the notes to the consolidated financial statements. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.
/s/ Ernst & Young LLP
Detroit, Michigan
October 30, 2009

Greektown Holdings, L.L.C.
(Debtor-In-Possession)
Consolidated Balance Sheets

	September 30,	December 31,
	2009	2008	2007
	(In Thousands)
Assets
Current assets:
Cash and cash equivalents	$24,993	$24,032	$19,251
Certificate of deposit	529	522	504
Accounts receivable — gaming, less allowance for doubtful accounts of $159, $2,417 and $1,785 in 2009, 2008 and 2007, respectively	3,277	3,619	5,778
Accounts receivable — other, less allowance for doubtful accounts of $121, $166 and $19 in 2009, 2008 and 2007, respectively	1,052	701	666
Notes receivable	2,460	2,370	—
Inventories	437	601	326
Prepaid expenses and other current assets	12,987	18,895	17,399

Total current assets	45,735	50,740	43,924

Property, building, and equipment, net	478,687	448,585	286,890

Other assets:
Financing fees, net of accumulated amortization of $26,516, $15,059 and $6,590 in 2009, 2008 and 2007, respectively	11,063	14,105	18,859
Casino development rights	—	—	128,808
Deposits and other assets	30	30	30
Notes receivable	—	—	2,250

Total assets	$535,515	$513,460	$480,761

The accompanying notes are an integral part of the consolidated financial statements.

Greektown Holdings, L.L.C.
(Debtor-In-Possession)
Consolidated Balance Sheets

	September 30,	December 31,
	2009	2008	2007
	(In Thousands)
Liabilities and members’ deficit
Current liabilities not subject to compromise:
Current portion of long-term debt and notes payable	$—	$—	$448,297
Debtor-in-possession financing	171,215	130,134	—
Secured debt in default	313,966	313,966	—
Accounts payable	14,605	25,299	28,197
Accrued interest	23,052	6,015	6,362
Notes payable	2,332	6,671	—
Lawsuit settlement obligation, current portion	—	—	981
Fair value of interest rate swap agreements	—	—	9,367
Accrued expenses and other liabilities	21,755	20,323	9,442

Total current liabilities not subject to compromise	546,925	502,408	502,646

Long-term liabilities not subject to compromise:
Long-term payables due to City of Detroit and related entities	—	—	49,928
Lawsuit settlement obligation, less current portion	—	—	11,569
Obligation under capital lease	786	786	786
Deferred Michigan business tax	2,419	2,675	—

Total long-term liabilities not subject to compromise	3,205	3,461	62,283

Liabilities subject to compromise:
Long-term debt and notes payable	185,000	185,000	—
Pre-petition payables	12,354	12,370	—
Pre-petition accrued interest	9,944	9,944	—
Accrued interest subject to compromise	26,517	11,601	—
Pre-petition amounts due to parent	1,350	1,350	—
Lawsuit settlement obligation	12,303	12,303	—

Total liabilities subject to compromise	247,468	232,568	—

Total liabilities	797,598	738,437	564,929
Contributed capital	47,588	47,588	35,489
Accumulated deficit	(309,671)	(272,565)	(119,657)

Total members’ deficit	(262,083)	(224,977)	(84,168)

Total liabilities and members’ deficit	$535,515	$513,460	$480,761

The accompanying notes are an integral part of the consolidated financial statements.

Greektown Holdings, L.L.C.
(Debtor-In-Possession)
Consolidated Statements of Operations

	Nine-Month Period Ended	Year Ended December 31,
	September 30, 2009	2008	2007
		(In Thousands)
Revenues
Casino	$250,310	$297,329	$321,779
Food and beverage	16,764	11,862	13,959
Hotel	5,755	—	—
Other	3,851	4,608	4,891

Total revenues	276,680	313,799	340,629
Less promotional allowances	26,340	27,070	25,982

Net revenues	250,340	286,729	314,647

Operating expenses
Casino	55,102	77,953	83,449
Gaming taxes	68,260	83,116	89,596
Food and beverage	12,592	9,713	11,105
Hotel	4,745	—	—
Marketing, advertising, and entertainment	5,368	5,549	7,389
Facilities	13,746	17,932	17,879
Depreciation and amortization	10,159	7,590	8,629
Bad debt	—	1,202	—
General and administrative expenses	30,914	39,674	43,269
Lease restoration expense	—	—	2,250
Michigan Single Business Tax	—	—	1,275
Other	438	651	371
Pre-opening expenses	1,043	828	—
Chapter 11 related reorganization costs	17,602	11,667	—
Consulting company success fee	6,240	—	—
Impairment of casino development rights	—	128,240	—

Operating expenses	226,209	384,115	265,212

Income (loss) from operations	24,131	(97,386)	49,435

Other income (expense)
Interest expense	(49,787)	(38,629)	(37,052)
Amortization of finance fees and accretion of discount on senior notes	(11,457)	(10,252)	(3,680)
Interest income	117	235	735
Unrealized loss on interest rate swaps	—	(2,650)	(7,385)
Miscellaneous income (expense)	163	2	(63)

Total other income (expense)	(60,964)	(51,294)	(47,445)

(Loss) income before provisions for state income taxes	(36,833)	(148,680)	1,990

Michigan business tax expense — current	(529)	(1,553)	—
Michigan business tax expense — deferred	256	(2,675)	—

Net (loss) income	$(37,106)	$(152,908)	$1,990

The accompanying notes are an integral part of the consolidated financial statements.

Greektown Holdings, L.L.C.
(Debtor-In-Possession)
Consolidated Statements of Members’ Deficit

	Contributed	Accumulated	Total
	Capital	Deficit	Members’ Deficit
	(In Thousands)
Balance at December 31, 2006	$489	$(121,647)	$(121,158)
Member contribution	35,000	—	35,000
Net income	—	1,990	1,990

Balance at December 31, 2007	35,489	(119,657)	(84,168)
Member contribution	12,099	—	12,099
Net loss	—	(152,908)	(152,908)

Balance at December 31, 2008	47,588	(272,565)	(224,977)
Net loss	—	(37,106)	(37,106)

Balance at September 30, 2009	$47,588	$(309,671)	$(262,083)

Greektown Holdings, L.L.C.
(Debtor-In-Possession)
Consolidated Statements of Cash Flows

	Nine-Month Period Ended	Year Ended December 31,
	September 30, 2009	2008	2007
	(In Thousands)
Operating activities
Net (loss) income	$(37,106)	$(152,908)	$1,990
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	10,159	7,590	8,629
Amortization of financing fees and accretion of discount on senior notes	11,457	10,252	3,680
Impairment of casino development rights	—	128,240	—
Accrued PIK interest	4,586	—	—
Deferred Michigan business tax	(256)	2,675	—
Unrealized loss on interest rate swaps	—	2,650	7,385
Changes in current assets and liabilities:
Accounts receivable — gaming	342	2,159	(1,860)
Accounts receivable — other and notes receivable	(351)	(35)	(266)
Inventories	164	(275)	(37)
Prepaid expenses and other current assets	5,908	(1,496)	196
Notes receivables	(90)	(120)	—
Accounts payable:
Pre-petition payables	(16)	12,370	3,373
Pre-petition amounts due to parent	—	1,350	—
Post-petition payables	8,893	3,709	—
Accrued expenses, interest, and other liabilities	33,385	20,062	4,274

Net cash provided by operating activities before reorganization costs	37,075	36,223	27,364
Operating cash flows for reorganization costs	(19,587)	(6,607)	—

Net cash provided by operating activities	17,488	29,616	27,364

Investing activities
Capital expenditures	(40,261)	(169,285)	(105,091)
Payment for Casino development rights	—	—	(1,056)
Disposal of fixed assets	—	—	—
Investment in certificate of deposit	(7)	(18)	(504)

Net cash used in investing activities	(40,268)	(169,303)	(106,651)

Financing activities
Proceeds from borrowings under DIP Financing and Amended DIP Financing	36,715	181,907	—
Proceeds from borrowings on long-term debt and notes payable	—	—	42,572
Payments on long-term debt and note payable	(220)	(52,252)	(2,013)
Notes payable	(4,339)	6,671	—
Lawsuit settlement obligation payments	—	(247)	(233)
Financing fees paid	(8,415)	(3,710)	(2,490)
Proceeds from member contribution	—	12,099	35,000

Net cash provided by financing activities	23,741	144,468	72,836

Net increase (decrease) in cash and cash equivalents	961	4,781	(6,451)
Cash and cash equivalents at beginning of period	24,032	19,251	25,702

Cash and cash equivalents at end of period	$24,993	$24,032	$19,251

Supplemental disclosure of cash flow information
Cash paid during the period for interest	$15,210	$29,851	$45,135

Supplemental noncash activity
Conversion of accounts receivable — Gaming to notes receivable	$—	$—	$2,250

The accompanying notes are an integral part of the consolidated financial statements.

Greektown Holdings, L.L.C.
(Debtor-in-Possession)
Notes to Consolidated Financial Statements
1. Description of Business
Greektown Holdings, L.L.C. (the “Company”) was formed in September 2005 as a limited liability company owned by Kewadin Greektown Casino, L.L.C. (“Kewadin”) and Monroe Partners, L.L.C. (“Monroe”) (see Note 8). The Company owns Greektown Casino, L.L.C. (Greektown Casino), which is engaged in the operation of a casino gaming facility in the City of Detroit (the “City”), which opened November 10, 2000 under a license granted by the Michigan Gaming Control Board (“MGCB”), and the ongoing development of an expanded hotel/casino complex under the terms of a development agreement between Greektown Casino and the City (the “Development Agreement”).
On August 2, 2002, the City approved revised development agreements for all three Detroit casino developers. Under the terms of its revised Development Agreement, Greektown Casino completed its development of a permanent hotel/casino complex containing hotel, parking, expanded gaming, and other amenities at its current site (the “Expanded Complex”).
2. Summary of Significant Accounting Policies
Presentation and Basis of Accounting
The accompanying consolidated financial statements present the financial position, results of operations and cash flows of Greektown Holdings, L.L.C. and its wholly owned subsidiaries — Greektown Holdings II, Inc., and Greektown Casino, L.L.C. and its wholly owned subsidiary, Trappers GC Partner, LLC and three nonoperating real estate subsidiaries.
On May 29, 2008 (the “Petition Date”), the Company filed a voluntary petition for reorganization (the “Restructuring Proceedings”) under Chapter 11 of the United States Bankruptcy Code (see Note 3). The accompanying consolidated financial statements have been prepared in accordance with the Reorganizations topic of the ASC (as subsequently defined) and on a going-concern basis, which contemplates continuity of operations and realization of assets and liquidation of liabilities in the ordinary course of business. However, as a result of the Restructuring Proceedings, such realization of assets and liquidation of liabilities is uncertain. While operating as debtors-in-possession (“DIP’) under the protection of Chapter 11 of the Bankruptcy Code, and subject to approval of the Bankruptcy Court, the Company may sell or otherwise dispose of assets and liquidate or settle liabilities for amounts other than those reflected in the consolidated financial statements.

Greektown Holdings, L.L.C.
(Debtor-in-Possession)
Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies (continued)
The Reorganizations topic of the ASC generally does not change the manner in which financial statements are prepared. However, it does require that the financial statements for periods subsequent to the filing of the Chapter 11 petition distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Revenues, expenses, realized gains and losses, and provisions for losses that can be directly associated with the reorganization and restructuring of the business must be reported separately as reorganization items in the statement of operations beginning in the period ended June 30, 2008. The balance sheet must distinguish pre-petition liabilities subject to compromise from both those pre-petition liabilities that are not subject to compromise and from post-petition liabilities. Liabilities that may be affected by a plan of reorganization must be reported at the amounts expected to be allowed, even if they may be settled for lesser amounts. In addition, reorganization items must be disclosed separately in the statement of cash flows. The Company adopted the GAAP applicable to entities operating in Chapter 11 effective on May 29, 2008, and has segregated those items as outlined above for all reporting periods subsequent to such date.
The appropriateness of using the going-concern basis for the Company’s financial statements is dependent upon, among other things: (i) the Company’s ability to comply with the terms of the DIP credit facility and any cash management order entered by the Bankruptcy Court in connection with the Chapter 11 case; (ii) the ability of the Company to maintain adequate cash on hand; (iii) the ability of the Company to generate cash from operations; and (iv) the Company’s ability to improve profitability.
As further described in Note 6, the Company has long-term obligations. These obligations have been classified as a current liability as a result of the filing for Chapter 11 bankruptcy protection under the United States Bankruptcy Code.
The Company has evaluated and has determined that there were no material subsequent events through October 30, 2009, the date the financial statements were issued.
Use of Estimates
The preparation of the consolidated financial statements in accordance with U.S. Generally Accepted Accounting Principles requires management of the Company to make estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period.

Greektown Holdings, L.L.C.
(Debtor-in-Possession)
Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies (continued)
Significant items subject to such estimates and assumptions include the carrying amount of property, building, and equipment, valuation allowances for receivables, tax obligations and certain other accrued liabilities. Actual results could differ from those estimates.
Revenues
Greektown Holdings recognizes as Casino revenues the net win from gaming activities, which is the difference between gaming wins and losses. Revenues from food and beverage and hotel operations are recognized at the time of sale or upon the provision of service.
Promotional Allowances
The retail value of food, beverage, and other complimentary items furnished to customers without charge is included in revenues and then deducted as promotional allowances. The estimated costs of providing such promotional allowances for the nine-month period ended September 30, 2009 and the years ended December 31, 2008 and 2007, are as follows (in thousands):

	September 30,	December 31,
	2009	2008	2007
Casino	$18,300	$23,400	$21,600
Food and beverage	6,200	3,700	4,400
Hotel	2,000	—	—

	$26,500	$27,100	$26,000

Cash, Cash Equivalents, and Certificates of Deposit
     The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. Certificates of deposit represent cash deposits with maturities in excess of three months.

Greektown Holdings, L.L.C.
(Debtor-in-Possession)
Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies (continued)
Accounts and Notes Receivable and Allowance for Doubtful Accounts
Accounts receivable — gaming consists primarily of gaming markers issued to casino patrons on the gaming floor. A marker is a voucher for a specified amount of dollars negotiable solely within Greektown Casino. Markers are recorded at issued value and do not bear interest. The allowance for doubtful accounts is Greektown Casino’s best estimate of the amount of probable credit losses in Greektown Casino’s existing accounts receivable.
Notes receivable represents a balance owed from a patron, which is evidenced by an unsecured promissory note with a principal balance of $2,000,000. The note is due on demand and bears interest at a rate of 6% per annum, of which $460,000, $370,000 and $250,000 was earned through September 30, 2009 and December 31, 2008 and 2007, respectively. The Company served a collection notice related to this note and expects full payment.
Greektown Casino determines the allowance based on historical write-off experience and review of returned gaming markers, past-due balances, and individual collection analysis. Account balances are charged off against the allowance after all reasonable means of collection have been exhausted and the potential for recovery is considered remote. Greektown Casino does not have any off-balance-sheet credit exposure related to its customers.
Concentrations of Credit Risk
Financial instruments that potentially subject us to significant concentration of credit risk consist primarily of cash and equivalents, certificates of deposit and accounts receivable. We control our exposure to credit risk associated with these instruments by (i) placing our cash and equivalents and certificates of deposit with several major financial institutions; (ii) maintaining strict controls and security procedures to safeguard cash balances on our gaming floors and in controlled areas in our facility; and (iii) maintaining strict policies over credit extension that include credit evaluations, credit limits and monitoring procedures.
Advertising Expense
The Company expenses costs associated with advertising and promotion as incurred. Advertising and promotion expense was approximately $5,138,000 for the nine months ended September 30, 2009 and $4,620,000 and $5,541,000 for the years ended December 31, 2008 and 2007, respectively.

Greektown Holdings, L.L.C.
(Debtor-in-Possession)
Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies (continued)
Prepaid Expenses
Prepaid expenses consist of payments made for items to be expensed over future periods. At September 30, 2009, December 31, 2008 and 2007, prepaid expenses include approximately $1,560,000, $12,333,000 and $12,186,000, respectively, related to the annual gaming license and municipal service fees that will be expensed in subsequent periods.
Inventories
Inventories, consisting of food, beverage, and gift shop items, are stated at the lower of cost or market. Cost is determined by the first-in, first-out method.
Property, Building, and Equipment
Property, building, and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets.
Expenditures for repairs and maintenance are charged to expense as incurred and approximated $563,000 for the nine months ended September 30, 2009 and $584,000 and $888,000 for the years ended December 31, 2008 and 2007, respectively. Depreciation and amortization expense includes amortization of assets recorded under capital leases.
Reserve for Club Greektown
Greektown Casino sponsors a players club (“Club Greektown”) for its repeat customers. Members of the club earn points for playing Greektown Casino’s electronic video and table games. Club Greektown members may redeem points for cash. Club Greektown members may also earn special coupons or awards as determined by Greektown Casino.
Greektown Casino expenses the cash value of points earned by club members and recognizes a related liability for any unredeemed points. Greektown Casino has adopted the provisions of the Revenue Recognition topic of the ASC applicable to instances where consideration is given by a vendor to a customer. Accordingly, Greektown Casino has recognized the cash value of points earned as a direct reduction in casino revenue. For the nine months ended September 30, 2009 and years ended December 31, 2008 and 2007, this reduction totaled $5,002,000, $6,459,000 and $7,151,000, respectively, and is deducted from casino revenue in the accompanying consolidated statement of operations.

Greektown Holdings, L.L.C.
(Debtor-in-Possession)
Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies (continued)
Concentrations of Risk
As of September 30, 2009, approximately 1,700 of the Company’s employees were covered by collective bargaining agreements, including a majority of the Company’s hourly staff.
Fair Value of Financial Instruments
The carrying amount of cash and cash equivalents, certificates of deposit, accounts receivable, and accounts payable approximates fair value because of the short-term maturity of these instruments. The fair value of long-term debt, lawsuit settlement obligation, and long-term payables approximates their carrying value, as determined by the Company, using available market information.
Financing Fees
The Company has incurred certain financing costs in order to secure financing for its current casino and the Expanded Complex. These costs were capitalized and are being amortized over the term of the respective financing agreements.
Capitalized financing fees, net of amortization, totaled $11,063,000, $14,105,000 and $18,859,000 at September 30, 2009 and December 31, 2008 and 2007, respectively. The amortization of these fees was $11,457,000 for the nine months ended September 30, 2009 and $8,464,000 and $3,378,000 for the years ended December 31, 2008 and 2007, respectively.
Income and Other Taxes
A provision for federal income taxes is not recorded because, as a limited liability company, taxable income or loss is allocated to the members based on their respective ownership percentages in accordance with the Member Agreement (as defined elsewhere herein). The Company has state tax obligations in the state of Michigan under the Single Business Tax (repealed as of January 1, 2008) regime, which is not considered an income tax under the provisions of the Income Taxes topic of the ASC.
On July 12, 2007, the Michigan legislature enacted the Michigan Business Tax (“MBT”) which is considered an income tax under the provisions of the Income Taxes topic of the ASC. Due to these changes, the enactment has resulted in the recording of both a deferred tax asset and a deferred tax liability. At September 30, 2009 and December 31, 2008 and 2007, the deferred tax asset was $1.2 million, $1.2 million and $1.2 million, respectively, and the deferred tax liability was $3.6 million, $3.9 million and $1.2 million, respectively. These amounts are presented on a net basis as a long-term deferred tax liability of $2.4 million.

Greektown Holdings, L.L.C.
(Debtor-in-Possession)
Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies (continued)
The deferred tax asset is the result of future deductions allowed under the enactment provisions of the new law for the 2015 to 2029 tax years, whereas the deferred tax liability is the result of the enactment of the law and the liability resulting from the temporary differences related to capital acquisitions reversing in future periods. During the nine-month period ended September 30, 2009 and the year ended December 31, 2008, the Company’s recorded a current provision for MBT of $529,000 and $1,553,000, respectively, and a deferred provision of ($256,000) and $2,675,000, respectively.
Impairment or Disposal of Long-lived Assets
The Company accounts for long-lived assets in accordance with the Property, Plant and Equipment topic of the ASC, which requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset.
If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less costs to sell.
Intangible Assets
The Revised Development Agreement gives rise to an identifiable intangible asset that has been determined to have an indefinite life.
The Company complies with the provisions of the Intangible Assets-Goodwill and Other topic of the ASC, which provides guidance on how identifiable intangible assets should be accounted for upon acquisition and subsequent to their initial financial statement recognition. This topic requires that identifiable intangible assets with indefinite lives be capitalized and tested for impairment at least annually by comparing the fair values of those assets with their recorded amounts.
Accordingly, the Company performs its impairment test as of October 1 of each year by comparing their estimated fair value to the related carrying value as of that date.

Greektown Holdings, L.L.C.
(Debtor-in-Possession)
Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies (continued)
Interest Costs
The interest costs associated with debt incurred in connection with the construction of long-lived assets are capitalized until the project is complete, at which time the interest is amortized over the life of the related capitalized assets. The Company uses either the interest rate on the borrowing specific to the capital expenditure or a weighted-average interest rate on outstanding indebtedness. Interest costs capitalized were $2,086,000 for the nine months ended September 30, 2009 and $6,987,000 and $7,199,000 for the years ended December 31, 2008 and 2007, respectively, in connection with the Expanded Complex.
Recently Issued Accounting Pronouncements
Effective July 1, 2009, the Financial Accounting Standards Board (the “FASB”) issued the FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (the “ASC”), and the ASC became the single official source of authoritative, nongovernmental GAAP. The historical GAAP hierarchy was eliminated and the ASC became the only level of authoritative GAAP, other than guidance issued by the SEC. All other literature became non-authoritative. ASC is effective for financial statements issued for interim and annual periods ending after September 15, 2009. As the ASC was not intended to change or alter existing GAAP, it will not have any impact on our consolidated financial position, results of operations and cash flows.
In September 2006, the FASB issued a new standard which defines fair value, establishes a framework for measuring fair value in U.S. GAAP, and expands the disclosure requirements regarding fair value measurements. The standard does not introduce new requirements mandating the use of fair value.
The new standard defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” The definition is based on an exit price rather than an entry price, regardless of whether the entity plans to hold or sell the asset. This topic is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company fully adopted this standard on January 1, 2008.
The adoption of this standard related to nonfinancial assets and nonfinancial liabilities did not have a material impact on Greektown Holding’s consolidated financial statements.

Greektown Holdings, L.L.C.
(Debtor-in-Possession)
Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies (continued)
In February 2007, the FASB issued a new statement which permits entities to choose, at specified election dates, to measure many financial instruments and certain other items at fair value that are not currently measured at fair value. Unrealized gains and losses on items for which the fair value option has been elected would be reported in earnings at each subsequent reporting date.
The topic also establishes presentation and disclosure requirements in order to facilitate comparisons between entities choosing different measurement attributes for similar types of assets and liabilities. This standard does not affect existing accounting requirements for certain assets and liabilities to be carried at fair value. This standard is effective as of the beginning of a reporting entity’s first fiscal year that begins after November 15, 2007. The Company adopted the provisions of this standard effective January 1, 2008.
Upon adoption, the Company did not elect the fair value option for any terms within the scope of the topic and, therefore, the adoption of this standard did not have an impact on the Company’s consolidated financial statements.
In March 2008, the FASB issued a new pronouncement which seeks to enhance disclosure about how and why a company uses derivative and hedging activities, how derivative instruments and related hedged items are accounted for (and the interpretations of that topic) and how derivatives and hedging activities affect a company’s financial position, financial performance and cash flows. This standard is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.
In May 2009, the FASB issued a new standard regarding subsequent events which introduces the concept of financial statements being available to be issued. This standard requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date (that is, whether that date represents the date the financial statements were issued or were available to be issued). This standard is effective for fiscal years and interim periods beginning after June 15, 2009. The adoption of this standard did not have a material impact on the consolidated financial statements of the Company.

Greektown Holdings, L.L.C.
(Debtor-in-Possession)
Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies (continued)
During the second quarter of 2009, the Company adopted the provisions of the Subsequent Events topic of the ASC, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. The Subsequent Events topic of the ASC is effective for the Company’s second quarter ending June 30, 2009. The adoption of the topic did not have a material impact on our consolidated financial position, results of operations or cash flows. In accordance with the Subsequent Events topic of the ASC, the Company has evaluated subsequent events through October 30, 2009, which is the date on which these financial statements were issued.
3. Petition for Relief Under Chapter 11
On May 29, 2008 (the petition date), the Company filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court, Eastern District of Michigan (the “Bankruptcy Court”).
The Company sought protection under Chapter 11 of the United States Bankruptcy Code to allow the Company time to secure adequate funding to complete the construction project and to protect itself from a forced sale of Greektown Casino by the Michigan Gaming Control Board as provided in the Revised Development Agreement. The Restructuring Proceedings were initiated in response to the Company not meeting the loan covenants put in place by both the lenders and the Michigan Gaming Control Board. Curing these covenants would have required the equity owners of the Company to contribute capital far in excess of their financial strength. As a result, the Company sought protection under Chapter 11 to stay the potential forced sale, and allow it to obtain the financing required to preserve its going concern value for the benefit of all parties involved.
On February 20, 2009, the Company amended and restated their DIP Credit Facility (see Note 6). The amended and restated credit facility was subsequently amended on each of April 20, 2009, May 29, 2009, July 23, 2009, and August 31, 2009.
On August 26, 2009, the Debtors filed the Second Amended Joint Plans of Reorganization Pursuant to Chapter 11 of the United States Bankruptcy Code (the “Joint Plans”) and the Second Amended Disclosure Statement for Joint Plans of Reorganization Pursuant to Chapter 11 of the United States Bankruptcy Code (the “Disclosure Statement”). On September 4, 2009, the Bankruptcy Court approved the Disclosure Statement.

Greektown Holdings, L.L.C.
(Debtor-In-Possession)
Notes to Consolidated Financial Statements (continued)
3. Petition for Relief Under Chapter 11 (continued)
Beginning on September 4, 2009, the Disclosure Statement, ballots for voting to accept or reject the proposed plan of reorganization and other solicitation documents were distributed to all classes of creditors eligible to vote on the proposed plan of reorganization. The deadline for submitting ballots for voting to accept or reject the proposed plan of reorganization was October 8, 2009. On October 12, 2009, the Debtors’ filed the certification with respect to the tabulation of votes on the Second Amended Joint Plans of Reorganization, reporting, among other things, that the classes representing the pre-petition lenders’ claims, voted to accept the Joint Plans.
A hearing on the confirmation of the Joint Plans is scheduled to begin on November 3, 2009. If confirmed, the Joint Plans are expected to become effective on or about December 31, 2009 (the “Effective Date”).
The Joint Plans generally provide for the full payment or reinstatement of allowed administrative claims, priority claims, and post-petition secured claims, and the distribution of Class A Units in New Greektown Holdco, LLC (“New Greektown”) to the Debtors’ pre-petition secured lenders in satisfaction of such lenders’ claims. As a result, on the Effective Date, the pre-petition secured lenders of the Company, totaling slightly more than 100, will own all of the outstanding equity interests of New Greektown, which will indirectly own Greektown Casino. In addition, under the Joint Plans, the existing Members’ Capital (deficit) will be extinguished and no distributions will be made to the Company’s existing members.
The effectiveness of the Plan of Reorganization will be subject to a number of conditions precedent, including that the transfer of control of Greektown Casino to New Greektown comply with all licensing requirements of the MGCB and be approved by the City.
Under Chapter 11, certain claims against the Company in existence prior to the filing of the petitions for relief under the federal bankruptcy laws are stayed while the Company continues business operations as debtor-in-possession. These claims are reflected in the consolidated balance sheet as “pre-petition payables” and “pre-petition amounts due to related parties.”

Greektown Holdings, L.L.C.
(Debtor-In-Possession)
Notes to Consolidated Financial Statements (continued)
3. Petition for Relief Under Chapter 11 (continued)
These amounts represent the Company’s estimate of known or potential pre-petition claims and related post-petition interest to be resolved in connection with the Restructuring Proceedings. Such claims remain subject to future adjustments. Future adjustments may result from (i) negotiations; (ii) actions of the Bankruptcy Court, or the actions of the Debtors or Reorganized Debtors pursuant to the Joint Plans, assuming the Joint Plans become effective; (iii) further developments with respect to disputed claims; (iv) rejection of executory contracts; (v) the determination as to the value of any collateral securing claims; (vi) proofs of claim; or (vii) other events. Payment terms for these claims will be established in connection with the Restructuring Proceedings, including in connection with the Joint Plans, if confirmed and effective.
Chapter 11 related reorganization expenses in the consolidated statement of operations consist of legal and financial advisory fees resulting from or related to the bankruptcy proceedings.
4. Property, Building, and Equipment
Property, building, and equipment and related depreciable lives as of September 30, 2009 and December 31, 2008 and 2007, were as follows (in thousands):

	September 30,	December 31,		Depreciable
	2009	2008	2007	Lives

Land	$104,391	$104,391	$104,391	—
Gaming building and improvements	148,227	136,865	77,770	3-35 years
Gaming equipment and furnishings	62,580	59,772	57,558	3-5 years
Nongaming buildings and improvements	246,764	70,968	67,060	39 years
Nongaming office furniture and equipment	23,665	28,208	20,641	5-7 years
Construction in progress	38,688	183,910	87,409	—

	624,315	584,114	414,829
Less accumulated depreciation and amortization	145,628	135,529	127,939

Property, building, and equipment, net	$478,687	$448,585	$286,890

Certain costs incurred relate to the development and construction of the Expanded Complex, in accordance with the terms of the Revised Development Agreement. These costs are capitalized, and depreciation shall commence once the Expanded Complex opens.

Greektown Holdings, L.L.C.
(Debtor-In-Possession)
Notes to Consolidated Financial Statements (continued)
5. Casino Development Rights and Impairment
In accordance with the Revised Development Agreement, Greektown Casino is authorized to own and operate on a permanent basis, within certain boundaries in the City, a casino complex containing specified amenities. Under the terms of the Revised Development Agreement:
(a)	Greektown Casino agreed to pay the City $44 million in installment payments (the “Installment Payments”), and contributed certain investment assets.

(b)	Greektown Casino was required to maintain standby letters of credit, totaling $49,360,000, to secure principal and interest payments on certain bonds issued by the Economic Development Corporation of the City (the “EDC”); however, these letters of credit were called by the EDC in June 2008 as a result of the Chapter 11 Bankruptcy filing (see Note 13).

(c)	Greektown Casino signed an indemnity agreement with the City and the EDC with respect to certain matters. Payments made under this indemnity agreement plus liabilities accrued, resulted in capitalizing costs of $32,047,000 at December 31, 2008 and 2007. This amount includes the costs to settle a lawsuit as more fully described in Note 13.

(d)	Greektown Casino contributed to the City its one-third interest, with a cost basis of $2,833,000, in Jefferson Casino, LLC.
The Installment Payments, EDC payments, payments under the indemnity agreement and lawsuit settlement, and the contribution of the ownership interest in Jefferson Holdings, LLC give rise to an identifiable intangible asset, Casino Development Rights, in the amount of $128,240,000, which under the terms of the Development Agreement, have an indefinite life.
The Company’s last license was renewed on December 14, 2007 and the annual renewal period expired on December 14, 2008 and its renewal is currently held in abeyance by the Michigan Gaming Control Board pending the Company’s bankruptcy reorganization.

Greektown Holdings, L.L.C.
(Debtor-In-Possession)
Notes to Consolidated Financial Statements (continued)
5. Casino Development Rights and Impairment (continued)
Goodwill and indefinite-lived intangible assets must be reviewed for impairment at least annually or more frequently if impairment indicators are present. The Company performs its annual impairment test for Casino Development Rights as of October 1 of each fiscal year. In the fourth quarter of 2008, in connection with the preparation of the Company’s financial statements, management determined it was necessary to revise its assumptions and perform an interim impairment test of the Casino Development Right intangible asset at December 31, 2008 due to several factors, which included (i) the uncertainty in the gaming market, (ii) continued uncertainty around the Company’s bankruptcy filing, and (iii) the recent and ongoing deterioration in the local and national economies.
Given the current uncertainties in the gaming markets, coupled with the Company’s bankruptcy filing, management has determined that the Casino Development Rights of the Company have been fully impaired. Accordingly, during the fourth quarter of 2008, the Company impaired this asset in its entirety based on a discounted cash flow analysis. As a result, the company recorded an impairment charge of $128,240,000 in the statement of operations for the year ended December 31, 2008.
6. Long-Term Debt, Notes Payable, and Debtor in Possession Financing
The Company entered into a financing agreement on December 2, 2005 to finance the payment for Greektown Casino’s existing credit facilities that were expiring. Also effective December 2, 2005, the Company’s existing five-year revolving credit facilities (including letter-of-credit facilities) were increased to $125,000,000, expiring December 2010. The funds received by the Company under these credit facilities were advanced to Greektown Casino under the following terms, which are similar to those contained in the Company’s agreements with its lender:
•	Seven-year maturity for the original long-term indebtedness and five-year maturity for revolving credit facility.

•	Quarterly amortization of $475,000, beginning on December 31, 2006 through December 31, 2011; thereafter, quarterly amortization payments of one-fourth the remaining outstanding amount for each of the four quarters beginning on March 31, 2012. As a result of the bankruptcy filing, these amortization payments have been stayed.

Greektown Holdings, L.L.C.
(Debtor-In-Possession)
Notes to Consolidated Financial Statements (continued)
6. Long-Term Debt, Notes Payable, and Debtor in Possession Financing (continued)
•	Interest payments are payable monthly or quarterly, at a rate equal to, at the Company’s option: (i) for a base rate loan, (a) the greater of (I) the rate of interest then most recently established by the administrative agent (Merrill Lynch Capital Corporation) in New York, New York, as its base rate for U.S. dollars loaned in the United States, and (II) the federal funds rate plus 0.50%, plus (b) a margin based on the ratio of total net senior debt to Earnings Before Interest Taxes Depreciation and Amortization (“EBITDA”) (1.50% or 1.75%) or (ii) for a LIBOR loan, LIBOR plus a margin based on the ratio of total net senior debt to EBITDA (2.50% or 2.75%). The margins mentioned above have been increased by 2.00% as a result of the bankruptcy filing.

•	Interest rate swap agreement with notional amount of $70 million, as more fully described below.
The funds received and outstanding from the financing agreement are considered secured debt in default. As of September 30, 2009 and December 31, 2008, outstanding secured debt in default, along with the interest rates associated with such funds, consists of the following:

Amount of		Rate of
Obligation	Interest Rate Structure	Interest
(In Thousands)

$157,958	BASE RATE + 3.250%	7.00%
31,542	BASE RATE + 3.250%	7.00%
124,466	BASE RATE + 3.000%	6.75%

$313,966

At December 31, 2007, the Company’s debt and notes payable consisted of a term loan of $158,433,000, incremental term loan of $31,580,000, revolving credit facility of $75,072,000 and unsecured debt of $183,212,000. The entire balance of outstanding debt at December 31, 2007, of $448,297,000 was recorded in current liabilities.
On June 9, 2008, Holdings and the Company entered into a $150 million debtor-in-possession financing facility (the “DIP Financing”) in order to finance the remainder of the Expanded Complex and provide funding for working capital and reorganization expenses. The DIP Financing includes a delayed draw term loan agreement for $135 million and a revolving credit facility for $15 million. There are strict guidelines as to how these funds can be used and must be approved and monitored by the U.S. Trustee as well as the MGCB.

Greektown Holdings, L.L.C.
(Debtor-In-Possession)
Notes to Consolidated Financial Statements (continued)
6. Long-Term Debt, Notes Payable, and Debtor in Possession Financing (continued)
The funds from the delayed draw term loan facility can only be used for construction related expenditures, while the funds from the revolving credit facility may be used to pay operational and construction related expenses.
The DIP Financing was amended and restated on February 20, 2009 (the “Amended DIP Financing”) to provide up to an additional $46 million in two delayed draw term loans. There are strict guidelines as to how these additional funds can be used and must be approved and monitored by the U.S. Trustee as well as the MGCB. Of the funds received from the two delayed draw term loans, $26 million can only be used for construction related expenses, while up to $20 million of the remaining commitment may be used to pay operational and construction related expenses and is available to the Company in increments upon achieving certain milestones as set forth in the agreement.
In addition to providing additional borrowings, the Amended DIP Financing adjusted the rate of interest on the delayed draw term loan and revolving credit facility as provided by the original DIP Financing from the base rate plus 5.25% per annum to the base rate plus 7.25% per annum. The interest rate applicable to the additional delayed draw term loans is the base rate plus 5.25%. The Amended DIP Financing restated the covenant requirements which the Company must comply with under the terms of the agreement. At September 30, 2009, the Company had $29,151,000 available under the Amended DIP Financing.
The Amended DIP Financing also set forth an additional Paid-in-Kind interest (“PIK”) amount that will be accrued and added to the outstanding DIP Financing. The PIK will be 5.00% of the outstanding amount of the original DIP Financing and has the same maturity date as the DIP Financing. The amount of the PIK accrued at September 30, 2009 was $4,585,393.
As of September 30, 2009, the Company’s obligations, as they relate to the DIP Financing and Amended DIP Financing, and the interest rates on these obligations are set forth below:

Amount of		Interest
Obligation	Interest Rate Structure	Rate
(In Thousands)

$139,124	BASE (4.50% floor) + 7.25% payable monthly	11.75%
15,462	BASE (4.50% floor) + 7.25% payable monthly	11.75%
10,849	BASE (4.50% floor) + 5.25% payable monthly	9.75%
5,780	BASE (4.50% floor) + 5.25% payable monthly	9.75%

$171,215

Greektown Holdings, L.L.C.
(Debtor-In-Possession)
Notes to Consolidated Financial Statements (continued)
6. Long-Term Debt, Notes Payable, and Debtor in Possession Financing (continued)
As of December 31, 2008, the Company’s obligations, as they related to the DIP Financing, and the interest rates on these obligations are set forth below:

Amount of		Interest
Obligation	Interest Rate Structure	Rate
(In Thousands)

$115,134	BASE + 5.25% payable monthly	8.500%
15,000	BASE + 5.25% payable monthly	8.500%

$130,134

The DIP Financing contains covenants including limitations on additional indebtedness, capital expenditures, mergers or acquisitions, dispositions of assets, loans and advances, and transactions with affiliates. Further, the Agreement requires the Company to maintain specific financial ratios including monthly minimum earnings before interest, taxes, depreciation, amortization, and restructuring costs (“EBITDAR”), as defined in the DIP Financing. At September 30, 2009, the Company was in compliance with the EBITDAR covenant.
As security for the term loan and any amounts owing under the revolving credit facility, Holdings has pledged its 100% equity interest in Greektown Casino.
Further, the Company also assigned a security interest in all of its assets as collateral for the above agreements, and has guaranteed repayment of these borrowings.
Except as permitted under the terms of the loan and other credit facilities (i.e., revolver, DIP Financing and letter of credit) advanced by Holdings and unsecured note arrangements described below, the Company will not be permitted to incur any other indebtedness.
Unsecured Debt
The Company also borrowed $185,000,000 in December 2005 under an unsecured note arrangement to finance its operations and meet its liability and equity commitments. The maturity date of the note is December 1, 2013. As a result of the Chapter 11 filing the notes became unsecured pre-petition liabilities subject to compromise. Upon confirmation of the Joint Plans, it is anticipated that the notes would be cancelled (See Note 3).

Greektown Holdings, L.L.C.
(Debtor-In-Possession)
Notes to Consolidated Financial Statements (continued)
6. Long-Term Debt, Notes Payable, and Debtor in Possession Financing (continued)
Effective January 19, 2006 and September 28, 2007, Holdings entered into interest rate swap agreements with notional amounts of $195 million and $70 million, respectively. The purpose of these interest rate swaps was to manage the cash flows related to well-defined interest rate costs and the risk associated with variable rate debt. These financial instruments were terminated as a result of the Chapter 11 filing. On the date of termination, the liabilities under the swap agreements became fixed at $9,270,000 related to the $195 million interest rate swap agreement and $2,750,000 related to the $70 million interest rate swap agreement. At December 31, 2007, the total liability outstanding under the swap was $9,367,000. Interest on these obligations is recorded in accrued expenses and other liabilities and monthly interest is accrued at an 8.5% interest rate.
7. Leases
Greektown Casino entered into a non-cancelable operating lease for warehouse space; however, this agreement expired during May 2009, and the new agreement includes a thirty (30) day cancellation clause. Rental expense under these agreements for the nine-month period ended September 30, 2009 and for the years ended December 31, 2008 and 2007, was $56,000, $423,000 and $2,662,000, respectively. Greektown Casino also subleases certain portions of its owned or leased facilities under noncancelable operating leases. Rental income under these leases for the nine-month period ended September 30, 2009 and for the years ended December 31, 2008 and 2007, was $393,000, $660,000 and $778,000, respectively.
In addition, during 2007 Greektown Casino entered into a settlement agreement with the lessor of a parking garage whereby Greektown Casino agreed to pay $2.25 million related to lease restoration costs; this amount was recorded as an expense during 2007, and the related liability is recorded in accrued expenses and other liabilities at September 30, 2009 and December 31, 2008 and 2007.

Greektown Holdings, L.L.C.
(Debtor-In-Possession)
Notes to Consolidated Financial Statements (continued)
7. Leases (continued)
At September 30, 2009, future minimum rental payments required under noncancelable operating leases, including related party leases, with initial or remaining lease terms in excess of one year and lease and sublease income were as follows:

	Capital	Lease and
	Lease	Sublease
	Payments	Income

Periods ending December 31:
Three-months ended December 31, 2009	$84	$111
2010	336	443
2011	336	419
2012	336	337
2013	336	266
2014	336	219
Thereafter	7,364	1,638

	9,128	$3,433

Less amount representing interest	8,342

Present value of net minimum capital lease payments	786
Less current installments of obligation under a capital lease	—

	$786

Certain of the leases include escalation clauses relating to the consumer price index, utilities, taxes, and other operating expenses. Greektown Casino will receive additional rental income in future years based on those factors that cannot be estimated currently.
8. Related-Party Transactions
The Company and Greektown Casino have entered into certain business transactions with individuals or entities related to the ownership of direct or indirect member interests. Under the provisions of their internal control system, expenditures to any one related party in excess of $50,000 annually must be approved by the Company’s management board.

Greektown Holdings, L.L.C.
(Debtor-In-Possession)
Notes to Consolidated Financial Statements (continued)
8. Related-Party Transactions (continued)
For the nine-month period ended September 30, 2009 and for the years ended December 31, 2008 and 2007, payments to related parties, other than financing-related activities and member distributions, totaled approximately $786,000, and $2,136,000 and $784,000, respectively.
Greektown Casino has also entered into a management services agreement with the Sault Ste. Marie Tribe of Chippewa Indians (the “Tribe”), a related entity to Kewadin, Monroe, and the Company, which requires the Greektown Casino to pay a base management fee of $110,000 per month, as well as reimbursement of travel, lodging, and out-of-pocket expenses incurred and all reasonable salary costs and fringe benefit expenses of key personnel who are providing such contracted services. The base fee and fee cap shall be adjusted annually to reflect any change in the consumer price index. This agreement may be terminated by Greektown Casino upon 90 days prior written notice, by the Tribe upon 30 days prior written notice, or by mutual agreement of the parties. As a result of the Chapter 11 filing and the DIP Credit Facility these payments are no longer allowable; however, the pre-petition amount owed to the Tribe as of September 30, 2009 is $550,000.
In November 2007, Kewadin made a $35 million equity contribution to the Company to cure non-compliance with certain financial covenants under the Company’s pre-petition credit facility. Additionally, Kewadin made equity contributions of $600,000, $10 million and $1.5 million to the Company for construction fees related to construction of the Expanded Complex in January 2008, March 2008 and May 2008, respectively.
Greektown Casino periodically enters into certain business transactions with persons related to the direct or indirect ownership of their member interests. Since 2007, Greektown Casino has entered into the following related person transactions:
•	Greektown Casino has entered into various transactions with New Millennium Advisors, LLC to purchase uniforms used in the operation of Greektown Casino (e.g., uniforms for dealers, kitchen staff, security, etc.) which totaled approximately $83,000 and $129,000 for the years ended December 31, 2008 and 2007, respectively. New Millennium Advisors, LLC is owned, in whole or in part, by Marvin Beatty, a former director of Holdings and Greektown Casino and current member of Monroe.

•	Customers of Greektown Casino have the ability to earn food complimentaries for use at Fishbones, an upscale seafood restaurant located near Greektown Casino. Greektown reimburses Fishbones at a discounted rate for the costs to Fishbones for providing food to customers redeeming the complimentaries. Greektown Casino expenses with respect to the Fishbones complimentaries totaled approximately $529,000 and $1 million for the nine months ended September 30, 2009 and the year ended December 31, 2008, respectively. Fishbones is owned in part by Ted Gatzaros, a former director of Greektown Casino and current member of Monroe.

•	Customers of Greektown Casino have the ability to earn hotel complimentaries for use at the Atheneum Suite Hotel, an all-suite hotel located near Greektown Casino. Greektown reimburses the Atheneum Suite Hotel at a discounted rate for the costs to the hotel for providing lodging to customers redeeming the complimentaries. Expenses with respect to the Atheneum Suite Hotel complimentaries totaled approximately $168,000 and $306,000 for the nine months ended September 30, 2009 and the year ended December 31, 2008, respectively. The Atheneum Suite Hotel is owned in part by Ted Gatzaros, a former director of Greektown Casino and current member of Monroe.
Randall A. Fine, the current Chief Executive Officer of Holdings, is the Managing Director of the Fine Point Group. Greektown Casino and the Fine Point Group entered into a consulting agreement as of December 31, 2008, which will terminate by its terms on the Effective Date (See Note 11).
Accounts receivable — other includes $298,000 as of September 30, 2009 and December 31, 2008 and 2007, for the amounts due from Monroe, a member of the Company.
9. Members’ Deficit
When it was formed in September 2005, Holdings’ interest in Greektown Casino was transferred to Holdings by the two owners. Consistent with their former ownership interests in Greektown Casino, Kewadin and Monroe each own a 50% interest in Holdings. The transactions involving a substitution of Holdings for the members’ interests in Greektown Casino have been considered as transactions between common control entities, and therefore have been accounted for at carrying value.
As part of this ownership transaction, the member agreement among Kewadin, Monroe, and Greektown Holdings became the member agreement among Kewadin, Monroe, and the Company.
During the nine-month period ended September 30, 2009 and the years ended December 31, 2008 and 2007, a member of the Company made equity contributions totaling $0, $12,100,000 and $35,000,000 respectively, to the Company. The 2008 contributions were made in the first and second quarter, and all contributions were made before the Chapter 11 filing.

Greektown Holdings, L.L.C.
(Debtor-In-Possession)
Notes to Consolidated Financial Statements (continued)
10. Gaming Taxes and Fees
Under the provisions of the Michigan Gaming Control and Revenue Act (the “Act”), casino licensees are subject to the following gaming taxes and fees on an ongoing basis:
•	An annual licensing fee;

•	An annual payment, together with the other two casino licensees, of all MGCB regulatory and enforcement costs. Greektown Casino was assessed $10,233,000, $10,003,000 and $9,826,000 for its portion of the annual payment for the years ended December 31, 2009, 2008 and 2007, respectively;

•	A wagering tax, calculated based on adjusted gross gaming receipts, payable daily, of 24%. The amended Act also provides for certain increases in the wagering tax if Greektown Casino’s Expanded Complex facilities are not operational from and after July 1, 2009, and a reduction in that tax once they are operational; and

•	A municipal services fee in an amount equal to the greater of 1.25% of adjusted gross gaming receipts or $4 million annually.
These gaming taxes and fees are in addition to the taxes, fees, and assessments customarily paid by business entities conducting business in the State of Michigan and the City and amounted to $68,260,000, $83,116,000 and $89,596,000 for the nine-month period ended September 30, 2009 and for the years ended December 31, 2008 and 2007, respectively.
Effective January 1, 2006, the Company is also required to pay a daily fee to the City in the amount of 1% of adjusted gross receipts, increasing to 2% of adjusted gross receipts if adjusted gross receipts exceed $400 million in any one calendar year. Additionally, if and when adjusted gross receipts exceed $400 million, the Company will be required to pay $4 million to the City. The Company’s adjusted gross receipts did not exceed $400 million during the nine-month period ended September 30, 2009 or calendar years 2008 or 2007.
The Michigan Gaming Control & Revenue Act, MCL 432.201, et. seq. (the “Gaming Act’), was amended in 2004 to increase the wagering tax rate for the three Detroit casinos from 18% of adjusted gross receipts to 24% of adjusted gross receipts. If the MGCB determines that (1) the licensee has been “fully operational” for 30 consecutive days and (2) the licensee has been in compliance with its Revised Development Agreement among Greektown, the City and the Economic Development Corporation of the City dated August 2, 2002, as amended (the “Development Agreement”) for at least 30 consecutive days, then the MGCB is required to certify the licensee and the tax rate will revert to a 1% increase only, resulting in a tax rate for Greektown of 19% of adjusted gross receipts (the “Tax Rollback”).

Greektown Holdings, L.L.C.
(Debtor-In-Possession)
Notes to Consolidated Financial Statements (continued)
10. Gaming Taxes and Fees (continued)
Greektown believes it is now “fully operational” and has complied with the first requirement (fully operational for 30 consecutive days) on March 17, 2009. “Fully operational” is defined in the Gaming Act as follows: “a certificate of occupancy has been issued to the casino licensee for the operation of a hotel with not fewer than 400 guest rooms and, after issuance of the certificate of occupancy, the casino licensee’s casino, casino enterprise and 400-guest room hotel have been opened and made available for public use at their permanent location and maintained in that status.” MCL 432.212(15)(a). Greektown has received a temporary certificate of occupancy on the 400 guest room hotel on February 6, 2009, and opened all of the 400 guest rooms to the public on February 15, 2009.
The Company also believes it has met the second requirement, that it has been in compliance with the Development Agreement for 30 consecutive days, however, the City has asserted that it does not believe Greektown is in compliance with the Development Agreement.
On October 9, 2009, the Debtors filed a motion with the Bankruptcy Court to approve a settlement agreement (the “Settlement Agreement”) with the City, which will resolve all disputes with the City. The Settlement Agreement provides, among other things, that:
•	the City will actively support our efforts in obtaining the Tax Rollback effective as of February 15, 2009 before the MGCB;

•	New Greektown will pay an initial cash payment of $3.5 million (the “Initial Cash Payment”) within two business days after entry of a confirmation order by the Bankruptcy Court approving the Joint Plans and on the Effective Date, New Greektown will pay $15.3 million dollars (less the sum of (i) the Initial Cash Payment, and (ii) a credit in an amount equal to the difference between (a) the amount of excess gaming taxes actually paid to the City between February 15, 2009 and the date the Tax Rollback is granted and (b) the amount of gaming taxes that would have been paid to the City during such period had the Tax Rollback been effective as of February 15, 2009) to the City in accordance with the terms of the Settlement Agreement;

•	New Greektown will enter into an amended and restated development agreement with the City and the EOC;

•	the City will cease its demand for a 1% tax increase due to the delayed completion of the Expanded Complex;

•	the City will actively and exclusively support the Joint Plans;

Greektown Holdings, L.L.C.
(Debtor-In-Possession)
Notes to Consolidated Financial Statements (continued)
10. Gaming Taxes and Fees (continued)
•	all claims of default under the Development Agreement will be permanently waived by the City; and

•	all related litigation would be voluntarily dismissed by the City.
The Settlement Agreement is conditioned upon (i) confirmation of the Joint Plans by the Bankruptcy Court; (ii) approval of the Settlement Agreement by the Bankruptcy Court; (iii) final approvals of the Settlement Agreement from various offices of the City, including from the Mayor and City Council; and (iv) granting of the Tax Rollback effective as of February 15, 2009.
On December 11, 2007, the Company entered into an Acknowledgement of Violation (“AOV”) with the Michigan Gaming Control Board. The AOV included four complaints addressing procurement, kiosks, electronic gaming device meters, and signage. Under the terms of the AOV, a total fine of $750,000 was assessed, of which $300,000 was immediately payable and a contingent payment of $450,000 that is only required if the Company commits further violations during a three year period. The Company recorded the $300,000 as expense during 2007. The remaining amount has not been recorded as no further violations occurred during the nine-month period ended September 30, 2009 or the year ended December 31, 2008.
11. Commitments and Contingencies
Millennium Management Group LLC (“Millennium”) was previously retained to provide the Company with certain consulting services related to the operation of the casino for a period through November 30, 2010, $1 million was paid for the year ended December 31, 2007 under the terms of this agreement. During 2008, a motion was filed with the U.S. Bankruptcy Court to reject the contract and the motion was granted by the bankruptcy judge.
In 2009, the Company entered into a consulting agreement with the Fine Point Group (the “Consultants”) as required by the bankruptcy court in order to receive an extension on the exclusivity period. The Consultants will receive a fixed fee of $150,000 per month plus expenses.
The Consultants will also receive a success fee, which is calculated on a quarterly basis, based on preset EBITDAR numbers.

Greektown Holdings, L.L.C.
(Debtor-In-Possession)
Notes to Consolidated Financial Statements (continued)
11. Commitments and Contingencies (continued)
The table below shows the budgeted EBITDAR numbers that must be attained in order to receive the success fee:

	A	B

Quarter ended:
03/31/09	$9,436,000	$11,534,000
06/30/09	11,058,000	13,515,000
09/30/09	10,688,000	13,063,000
12/31/09	13,818,000	16,888,000

	$45,000,000	$55,000,000

For any calendar quarter during 2009, the success fee shall equal: i) 10% of the amount by which actual quarterly EBITDAR exceeds the amount referenced in column A for the corresponding quarter, up to the amount referenced in column B; plus ii) 30% of the amount by which actual quarterly EBITDAR exceeds the amount referenced in column B for the corresponding quarter. For purposes of calculating EBITDAR, the fees earned by and owing to the consultants, including all out of pocket expenses reimbursed to the Consultants, shall be included as expenses. For the nine-month period ended September 30, 2009, expenses related to the consulting agreement with the Fine Point Group consisted of the following: success fees of $6,240,000, fixed fees of $1,350,000 and expenses of $149,000.
During the construction period, the Company entered into several agreements with various vendors providing goods and services related to the development of the Expanded Complex. As of September 30, 2009 there were no material commitments related to the construction of the Expanded Complex. As of December 31, 2008 and 2007, commitments related to construction of the Expanded Complex amounted to approximately $46 million and $148 million, respectively.
The Company is a defendant in various pending litigation. In management’s opinion, the ultimate outcome of such litigation will not have a material adverse effect on the results of operations or the financial position of the Company.
Under the Revised Development Agreement, the Company has signed a Guaranty and Keep Well Agreement, whereby the Company agreed to certain conditions and performance obligations related to construction of the Expanded Complex and casino operations.

Greektown Holdings, L.L.C.
(Debtor-In-Possession)
Notes to Consolidated Financial Statements (continued)
11. Commitments and Contingencies (continued)
The Revised Development Agreement also provides that should a triggering event as defined, occur, the Company may sell its assets, business, and operations as a going concern at their fair market value to a developer named by the City.
12. Selected Quarterly Financial Data (unaudited)
The following tables present selected quarterly financial information for the nine-month period ended September 30, 2009 and the years ended December 31, 2008 and 2007 (in thousands).

	Fiscal 2009 Quarter Ended
	March 31	June 30	September 30
	(In thousands)
Net revenues	$78,568	$85,500	$86,272
Operating expenses	71,970	73,910	80,329
Income from operations	6,598	11,590	5,943
Net loss	(10,208)	(10,902)	(15,997)

	Fiscal 2008 Quarter Ended
	March 31	June 30	September 30	December 31
	(In thousands)
Net revenues	$80,538	$72,887	$69,100	$64,203
Operating expenses	65,590	64,427	61,560	192,538
Income (loss) from operations	14,948	8,460	7,540	(128,335)
Net income (loss)	(3,626)	929	(9,643)	(140,568)

	Fiscal 2007 Quarter Ended
	March 31	June 30	September 30	December 31
	(In thousands)
Net revenues	$85,025	$79,182	$77,212	$73,229
Operating expenses	66,898	66,629	64,940	66,744
Income from operations	18,127	12,553	12,272	6,485
Net income (loss)	8,688	1,308	3,073	(11,079)

Greektown Holdings, L.L.C.
(Debtor-In-Possession)
Notes to Consolidated Financial Statements (continued)
13. Long-Term Payables to the City
Under the original Development Agreement among the Company, the City, and the EDC, the Company was required to provide letters of credit (“LOCs”) to support certain bonds issued by the EDC in connection with the acquisition and development of a proposed permanent casino site. Under the Revised Development Agreement, the Company was required to maintain its standby LOCs, totaling $49,928,000, recorded as a long-term payable for the year ended December 31, 2007, to secure principal and interest payments on certain bonds issued by the EDC; however, the LOCs were redeemed as a result of the Chapter 11 Bankruptcy filing. On June 12, 2008, the EDC redeemed the LOCs for a total amount of $49,393,000 of which $49,360,000 was the payment of the principal amount and the $33,000 was accrued interest through eleven (11) days of June, which resulted in the retirement of the long-term payable to the City and effectively converted the balance to secured debt in default. The proceeds of the bonds were used to acquire land along the Detroit River, where the permanent casino facilities were initially proposed to be located. Under the Revised Development Agreement, the Company and the other Detroit casino developers will forgo their right to receive any of the land.
14. 401(k) Plan
Employees of the Company can participate in a 401(k) Plan (the “Plan”). For union employees, Greektown Casino shall make contributions to the Plan based on years of service. The total payments made and expense recognized under the Plan by the Company for the nine-month period ended September 30, 2009 and the years ended December 31, 2008 and 2007, amounted to $1,170,000, $1,969,000 and $2,178,000, respectively. In December of 2008 the Company terminated the matching contribution as it relates to salaried employees.
15. Lawsuit Settlement Obligation
A settlement agreement was reached in various lawsuits that were filed challenging the constitutionality of the Casino Development Competitive Selection Process Ordinance. As of December 31, 2008, payments totaling $17 million have been made against this settlement obligation. Additional payments required under the agreement include $1 million (inclusive of interest) annually for the next 24 years through 2031.

Greektown Holdings, L.L.C.
(Debtor-In-Possession)
Notes to Consolidated Financial Statements (continued)
15. Lawsuit Settlement Obligation (continued)
As of September 30, 2009 and December 31, 2008 and 2007, the lawsuit settlement obligation consisted of the following:

	September 30,	December 31,
	2009	2008	2007
Total lawsuit settlement obligation	$40,000	$40,000	$40,000
Less payments made to date	(17,000)	(17,000)	(16,000)

Lawsuit settlement obligation to be paid	23,000	23,000	24,000
Less imputed interest at 6%	(10,697)	(10,697)	(11,450)

Amounts to be paid, at present value	12,303	12,303	12,550
Current portion at present value	—	—	(981)

Net present value of lawsuit settlement
Less current portion	$12,303	$12,303	$11,569

EXHIBIT INDEX

Exhibit
No.	Description of Exhibit
2.1	Second Amended Joint Plans of Reorganization filed with the United States Bankruptcy Court for the Eastern District of Michigan on August 26, 2009. [Schedules omitted. The Registrant hereby agrees to provide the omitted schedules to the Plan of Reorganization supplementally to the Securities and Exchange Commission upon request.]

3.1	Certificate of Formation for New Greektown Holdco LLC, dated as of October 13, 2009.

3.2	Limited Liability Company Agreement of New Greektown Holdco LLC, dated as of October 13, 2009.

3.3*	Form of Amended and Restated Limited Liability Company Agreement of New Greektown Holdco LLC to be entered into as of the Effective Date.

4.1	Amended and Restated Senior Secured Superpriority Debtor-in-Possession Credit Agreement, dated as of February 20, 2009.

4.2*	Credit Agreement among Greektown Holdings, L.L.C., Greektown Casino L.L.C., Contract Builders Corporation and Realty Equity Company, Inc., various lenders, Bank of America, N.A., as the Issuer of the Letters of Credit, various holders of Class A Units in the Company, as co-lead arrangers and as joint book runners, and Bank of America, N.A., as the administrative agent for the lenders.

10.1	Revised Development Agreement, dated August 5, 2002, by and among the City of Detroit, The Economic Development Corporation of the City of Detroit and Greektown Casino, L.L.C.

10.2	Consulting Agreement, dated as of December 31, 2008, by and between Greektown Casino, L.L.C. and The Fine Point Group.

10.3	First Amendment to Consulting Agreement, dated January 2009, by and between Greektown Casino, L.L.C. and The Fine Point Group.

10.4*	Casino Operating Agreement by and between New Greektown Holdco LLC and The Fine Point Group to be entered into as of the Effective Date.

10.5	Form of Board Service Agreement between New Greektown Holdco LLC and each board member of New Greektown Holdco LLC to be entered into as of the Effective Date.

10.6	Settlement Agreement by and among the City of Detroit, the Economic Development Corporation of the City of Detroit, Greektown Casino L.L.C., Greektown Holdings L.L.C., other affiliate debtors and debtors in possession in bankruptcy cases currently pending in the bankruptcy court in the Eastern District of Michigan, which are jointly administered under Case No. 08-53104, and Merrill Lynch Capital Corporation.

10.7*	Amended and Restated Development Agreement by and among the City of Detroit, The Economic Development Corporation of the City of Detroit and Greektown Casino, L.L.C.

16.1	Letter of agreement from KPMG dated October 30, 2009.

21.1	List of Subsidiaries of New Greektown Holdco LLC.

*	To be filed by amendment.